THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS SUPPLEMENT AND THE ATTACHED PROSPECTUS ARE NOT AN OFFER TO SELL THESE SECURITIES AND ARE NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                             SUBJECT TO COMPLETION
              PRELIMINARY PROSPECTUS SUPPLEMENT DATED MAY 21, 2002

PROSPECTUS SUPPLEMENT
(TO PRELIMINARY PROSPECTUS DATED MAY 21, 2002)



                               20,000,000 SHARES

                            [COLLINS & AIKMAN LOGO]






                         COLLINS & AIKMAN CORPORATION

                                  COMMON STOCK

                             ---------------------

      We are offering 20,000,000 shares of our common stock, which gives effect to the reverse stock split referred to below.

      The shares of our common stock trade on the New York Stock Exchange under the symbol "CKC." On May 20, 2002, the last sale price of the shares as reported on the New York Stock Exchange was $10.01 per share. We have announced a one-for-2.5 reverse stock split effective as of the close of business on May 28, 2002. As adjusted for the reverse stock split, our last sale price on May 20, 2002 would have been approximately $25.00 per share.


      INVESTING IN THE COMMON STOCK INVOLVES RISKS THAT ARE DESCRIBED IN THE "RISK FACTORS" SECTION BEGINNING ON PAGE S-7 OF THIS PROSPECTUS SUPPLEMENT.

                             ---------------------



                                                                 PER SHARE     TOTAL
                                                                -----------   ------
    Public offering price ...................................        $           $
    Underwriting discount ...................................        $           $
    Proceeds, before expenses, to Collins & Aikman ..........        $           $



      The underwriters may also purchase up to an additional 3,000,000 shares from Collins & Aikman at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus supplement to cover over-allotments.


      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.


     The shares will be ready for delivery on or about June   , 2002.

                             ---------------------

MERRILL LYNCH & CO.                                                   JPMORGAN

                             ---------------------

CREDIT SUISSE FIRST BOSTON                            DEUTSCHE BANK SECURITIES

                             ---------------------

WACHOVIA SECURITIES
                        DRESDNER KLEINWORT WASSERSTEIN
                                                          FAHNESTOCK & CO. INC.

         The date of this prospectus supplement is             , 2002.

                               TABLE OF CONTENTS


                             PROSPECTUS SUPPLEMENT


                                                PAGE
                                               ------
About This Prospectus Supplement ............. S-III
Incorporation of Documents by Reference....... S-III
Forward-Looking Statements ................... S-IV
Prospectus Supplement Summary ................ S-1
Risk Factors ................................. S-7
Use of Proceeds .............................. S-19
Capitalization ............................... S-20
Unaudited Pro Forma Financial
   Information ............................... S-21
Unaudited Pro Forma Condensed
   Consolidated Statement of Operations ...... S-22
Notes To Unaudited Pro Forma
   Condensed Consolidated Statement of
   Operations ................................ S-23

                                                PAGE
                                               ------
Selected Historical Financial Data ........... S-34
Management's Discussion and Analysis of
   Financial Condition and Results of
   Operations ................................ S-36
Business ..................................... S-56
Management ................................... S-68
Principal Stockholders ....................... S-72
Description of Our Indebtedness and
   Products Preferred Stock .................. S-76
Description of C&A Capital Stock ............. S-83
Underwriting ................................. S-86
Legal Matters ................................ S-88
Experts ...................................... S-88


                                   PROSPECTUS


                                                PAGE
                                               ------
About This Prospectus ........................    1
Forward-Looking Statements ...................    1
Where You Can Find More Information ..........    2
Incorporation of Documents by Reference ......    2
Use of Proceeds ..............................    3
Ratios of Earnings to Fixed Charges and
   Ratio of Earnings to Combined Fixed
   Charges and Preferred Stock Dividends......    3
Information About Our Company ................    3

                                                PAGE
                                               ------
Description of C&A Capital Stock .............    5
Description of C&A Common Stock ..............    5
Description of C&A Preferred Stock ...........    8
Description of C&A and Products Debt
   Securities ................................   13
Registration Rights Holders ..................   25
Plan of Distribution .........................   28
Legal Matters ................................   28
Experts ......................................   29


                             ---------------------
     No person has been authorized to give any information or to make any representation not contained or incorporated by reference in this prospectus supplement or the accompanying prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by us or any underwriter, dealer or agent. Neither this prospectus supplement nor the accompanying prospectus constitutes an offer to sell or a solicitation of an offer to buy securities in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation.

     This prospectus supplement and the accompanying prospectus incorporate important business and financial information about us that is not included in or delivered with these documents. This information is available without charge to security holders upon written or oral request.


     You should rely only on the information contained in this document or to which we have referred you. We and the underwriters have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document, regardless of the time of delivery of this document or any sale of common stock. Unless the context otherwise requires, all information in this prospectus supplement and the accompanying prospectus which refers to (a) "C&A Corporation" or "C&A" refers only to Collins & Aikman Corporation, (b) "Products" refers only to Collins & Aikman Products Co. and (c) "Collins & Aikman," "we," "us" or "our" refers to Collins & Aikman Corporation together with its subsidiaries.

                        ABOUT THIS PROSPECTUS SUPPLEMENT

     This prospectus supplement is a supplement to the accompanying prospectus that is also a part of this document. This prospectus supplement and the accompanying prospectus are part of a registration statement that we filed with the Securities and Exchange Commission using a "shelf" registration process. Under the shelf registration process, we may sell any combination of the securities described in the accompanying prospectus up to a dollar amount of $1,000,000,000, of which this offering is a part. In this prospectus supplement, we provide you with specific information about the terms of this offering. Both this prospectus supplement and the accompanying prospectus include important information about us, our common stock and other information you should know before investing in our common stock. This prospectus supplement also adds, updates and changes information contained in the accompanying prospectus. To the extent that any statement that we make in this prospectus supplement is inconsistent with the statements made in the accompanying prospectus, the statements made in the accompanying prospectus are deemed modified or superseded by the statements made in this prospectus supplement. You should read both this prospectus supplement and the accompanying prospectus as well as the additional information described under the heading "Where You Can Find More Information" beginning on page 2 of the accompanying prospectus before investing in our common stock.



                    INCORPORATION OF DOCUMENTS BY REFERENCE


     Rather than include certain information in this prospectus supplement that C&A has already included in reports filed with the Securities and Exchange Commission, we are incorporating this information by reference, which means that we can disclose important information to you by referring to those publicly filed documents containing the information. This information incorporated by reference is considered to be part of this prospectus supplement, and the information that C&A files with the Securities and Exchange Commission after the date of this prospectus supplement will automatically update and supersede the information in this prospectus supplement.


     We expect that we will make changes to our previously filed periodic SEC reports incorporated by reference in this prospectus supplement, including the historical and pro forma financial statements included in those filings, through amended annual, quarterly or other filings prior to completion of this offering. You should review any amended filings that we make before deciding to invest in the common stock.

                           FORWARD-LOOKING STATEMENTS

     This prospectus supplement contains "forward-looking" information, as that term is defined by the federal securities laws, about our financial condition, results of operations and business. You can find many of these statements by looking for words such as "may," "will," "expect," "anticipate," "believe," "estimate" and similar words used in this prospectus supplement.

     These forward-looking statements are subject to numerous assumptions, risks and uncertainties (including trade relations and competition). Because the statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by the forward-looking statements. We caution readers not to place undue reliance on the statements, which speak only as of the date of this prospectus supplement.

     The cautionary statements set forth above should be considered in connection with any subsequent written or oral forward-looking statements that we or persons acting on our behalf may issue. We do not undertake any obligation to review or confirm analysts' expectations or estimates or to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date of this prospectus supplement or to reflect the occurrence of unanticipated events.

     Risks and uncertainties that could cause actual results to vary materially from those anticipated in the forward-looking statements included in this prospectus supplement include general economic conditions in the market in which we operate and industry-based factors such as:


    o declines in the North American, South American and European automobile and light truck manufacturing volumes,


    o labor costs and strikes at our major customers and at our facilities,

    o changes in consumer preferences,

    o dependence on significant automotive customers,

    o the level of competition in the automotive supply industry and pricing pressure from automotive customers and

    o risks associated with conducting business in foreign countries.


     In addition, factors more specific to us could cause actual results to vary materially from those anticipated in the forward-looking statements included in this prospectus supplement such as substantial leverage, limitations imposed by our debt instruments, our ability to successfully integrate acquired businesses, including actions we have identified as providing cost saving opportunities, and our ability to successfully pursue our prime contractor business strategy and our customer concentration.


     Our divisions may also be affected by changes in the popularity of particular vehicle models or particular interior trim packages or the loss of programs on particular vehicle models.


     We disclose important factors that could cause our actual results to differ materially from our expectations under "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this prospectus supplement. These cautionary statements qualify all forward-looking statements attributable to us or persons acting on our behalf. When we indicate that an event, condition or circumstance could or would have an adverse effect on us, we mean to include effects upon our business, financial and other conditions and results of operations.

     Market data and other statistical information used throughout this prospectus supplement are based on data supplied by CSM Worldwide, an independent market research firm. Some data are also based on our good faith estimates, which are derived from our review of internal surveys, as well as the CSM Worldwide data. Although we believe these sources are reliable, we have not independently verified the information and cannot guarantee its accuracy and completeness. Unless otherwise specified, all market share data refer to the North American, or NAFTA countries, automotive market and relates to our pro forma 2001 information.

                         PROSPECTUS SUPPLEMENT SUMMARY


     This summary highlights information contained elsewhere in this prospectus supplement and in the accompanying prospectus. You should read carefully all of the other information carefully before you consider investing in our common stock. All information in this prospectus supplement assumes that the underwriters' over-allotment option is not exercised. In addition, on May 17, 2002, we announced a one-for-2.5 reverse stock split effective as of the close of business on May 28, 2002. All information in this prospectus supplement gives effect to this reverse stock split, unless the context otherwise requires.

OUR COMPANY

     We are a global leader in the design, engineering and manufacturing of automotive interior components, including instrument panels, fully assembled cockpit modules, floor and acoustic systems, automotive fabric, interior trim and convertible top systems. We believe that we have the number one or two North American market share position in eight out of the nine major automotive interior categories. We are also the largest North American supplier of convertible top systems. Our sales are diversified among North American, European and South American automotive original equipment manufacturers, or OEMs, and Tier I integrators. Tier I integrators are direct suppliers to OEMs of integrated modules, such as a complete seat, door or cockpit. In 2001, we manufactured components for over 90% of all light vehicle production platforms. We have over 25,000 employees and more than 120 plants and facilities in North America, Europe and South America. Our pro forma 2001 North American sales accounted for approximately 28.9% of the approximately $7.6 billion of total sales in the North American markets in which we participate.

     We are one of the industry's largest and most broadly based manufacturers of automotive interior components, systems and modules. We have the capability to supply diverse combinations of stylistically matched, functionally engineered and acoustically integrated interior trim components, systems and modules. We supply products from three primary categories: plastic components and cockpits, carpet and acoustics and automotive fabrics. In addition, we market our convertible top systems through the Dura convertible group.

     We market all of our products through a single "global commercial operations" group. All product groups have significant market positions:

    o Plastic Components and Cockpits. We have leadership positions in all major segments of the North American plastic interior trim market. We are the number one supplier in terms of sales of instrument panels and a leading supplier in terms of sales of fully assembled cockpit modules. Our plastic components and cockpit products represented approximately $2.0 billion, or 57%, of our 2001 pro forma sales.

    o Carpet and Acoustics. We are the North American automotive industry's number one producer in terms of sales of floor carpets with approximately 58% of the North American market and one of the largest suppliers in terms of sales of interior dash insulators and luggage compartment trim. Our carpet and acoustics products represented approximately $0.9 billion, or 27%, of our 2001 pro forma sales.

    o Automotive Fabrics. We believe we are the leading North American producer of automotive fabric in terms of sales, which includes seat and headliner fabric. Our automotive fabrics products represented approximately $0.4 billion, or 12%, of our 2001 pro forma sales.

    o Dura Convertible Top Systems. We are the largest North American supplier of convertible top systems in terms of sales with a market share of over 70%. Our Dura convertible top roof systems represented approximately $0.1 billion, or 4%, of our 2001 pro forma sales.

OUR STRATEGY

     Our goal is to become the leading manufacturer of automotive interior trim components to OEMs and Tier I integrators and to realize the integration, synergy and cost savings opportunities created by our recent acquisitions. We believe that demand for our products will be driven by the desire of OEMs and large Tier I integrators to reduce their costs and achieve greater efficiencies through outsourcing to a smaller number of larger scale, global suppliers and to satisfy consumer demand for greater electronic and technological content in automobiles. In the past year, we have completed three key acquisitions to position ourselves as a "one stop" shopping service to OEMs and Tier I integrators -- the Becker and TAC-Trim acquisitions, which enhanced our plastics and cockpits capabilities, and the Joan acquisition, which enhanced our fabrics capabilities. We expect to pursue further acquisitions that strategically enhance our ability to capitalize upon these industry trends.


     The following are the key elements of our strategy:


    o Provide integrated product solutions that combine interior styling, component systems and acoustical technologies. We produce components that cover substantially all of the non-glass interior surfaces of automobiles. We believe OEMs increasingly view the vehicle interior as a major point of competitive differentiation and rely upon automotive suppliers for research, engineering, design and styling capabilities. Our ability to bundle multiple components into integrated, custom packages distinguishes us from our competition and provides us with an opportunity to increase our content per vehicle.

    o Increase content per vehicle. We have substantial new business awards from our customers across all product categories, with the strongest growth expected in fully assembled cockpit modules. We have been awarded net new business that is projected, based on our customers' production estimates, to generate additional sales of approximately $343 million in 2002. By increasing content per vehicle, we expect our sales to outperform the industry generally.

    o Leverage technology to improve manufacturing efficiency. We believe we have many opportunities to improve our manufacturing efficiency and cost structure by rationalizing existing operations and incorporating manufacturing "best practices," processes, procedures and technologies into our operations. For example, we believe our TAC-Trim facilities are among the most efficient plastics suppliers in North America and Europe due to numerous proprietary manufacturing technologies such as the Intellimold (Trade Mark) and Envirosoft (Trade Mark) patented processes that allow us to manufacture and combine multiple products to produce complex integrated interiors. We believe the application of technologies such as Intellimold (Trade Mark) throughout our operations, as well as the continued roll-out of these technologies throughout TAC-Trim's operations, should significantly improve our plastics manufacturing cycle time, labor costs and scrap rates.

    o Pursue cost savings opportunities arising from our acquisitions. The Becker, Joan and TAC-Trim acquisitions, in tandem with other restructuring actions, have created the opportunity to realize significant cost savings estimated at approximately $30 million per year by 2003. We expect to realize these savings through a number of initiatives, including purchasing savings, in-sourcing certain of our plastics tooling and yarn dyeing requirements, consolidating research and development and sales functions, capacity rationalization and reducing global headquarters' costs. We expect opportunities for additional incremental savings in 2003 and beyond.


RECENT DEVELOPMENTS

     On May 17, 2002, we announced a one-for-2.5 reverse stock split with a record date of May 28, 2002 and a distribution of non-transferable rights to purchase C&A common stock to all holders of C&A common stock as of May 28, 2002. Each shareholder (other than certain shareholders who have agreed to contractually waive their right to exercise rights) was granted one non-transferable right to purchase 0.40 shares of common stock per share of common stock held by such holder. Shareholders holding an aggregate of approximately 52,704,000 shares of common stock, including holders associated with Heartland, Charles E. Becker, Elkin McCallum and Textron (see "Principal

Stockholders"), have agreed that they will not exercise their rights. This means that the rights offering will be exercisable for an aggregate of approximately 5,800,000 shares of common stock, after giving effect to the reverse stock split. The exercise price of the non-transferable rights is $12.50 per whole share of common stock for which the rights are exercisable, after giving effect to the reverse stock split. The non-transferable rights become exercisable for a 16-day minimum period once a registration statement for the issuance of the underlying shares has been declared effective by the Securities and Exchange Commission. We are obligated to use our best efforts to have a registration statement for the underlying shares declared effective prior to October 31, 2002, but such date will be extended, at the request of the underwriters for this offering, to the 180th day following the closing of this offering.


CORPORATE INFORMATION

     We are a Delaware corporation and a holding company. All of our operations are conducted through Collins & Aikman Products Co. and its subsidiaries. Our principal executive offices are located at 250 Stephenson Highway, Troy, Michigan 48083 and our telephone number at that address is (248) 824-2500.


                                  THE OFFERING


Common stock offered by us...  20,000,000 shares


Common stock to be outstanding after

this offering...............   87,198,852 shares(1)

Use of proceeds.............   The net proceeds from this offering will be
                               used to repay debt, repurchase preferred stock and for general corporate purposes.

New York Stock
 Exchange symbol....................................................... "CKC"

     Except as otherwise indicated, all information in this prospectus supplement assumes that the one-for-2.5 reverse stock split has occurred and that the underwriters' over-allotment option is not exercised.


----------

(1) Based on shares outstanding as of May 16, 2002 and excludes (a) 1,057,595 shares of common stock subject to outstanding options granted pursuant to our stock option plans and (b) 5,800,000 shares of common stock which may be issued pursuant to the exercise of rights issued in the offering described under "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Recent Developments."

                    SUMMARY HISTORICAL FINANCIAL INFORMATION


     The following table sets forth summary historical financial data for the fiscal years ended December 25, 1999, December 31, 2000 and December 31, 2001 and the three months ended March 31, 2001 and 2002. The summary historical financial information for the fiscal years ended December 25, 1999 and December 31, 2000 has been derived from C&A's historical consolidated financial statements incorporated by reference in the prospectus supplement, which have been audited by Arthur Andersen LLP, independent accountants (see "Change in Accountants" in our Annual Report on Form 10-K for the year ended December 31, 2001, which is incorporated by reference in this prospectus supplement). The summary historical financial information for the fiscal year ended December 31, 2001 has been derived from C&A's historical consolidated financial statements incorporated by reference in the prospectus supplement, which have been audited by PricewaterhouseCoopers LLP, independent accountants. The summary historical financial information for the three month periods ended March 31, 2002 and March 31, 2001 has been derived from C&A's unaudited historical condensed financial statements, which, in the opinion of management, include all adjustments, including usual recurring adjustments, necessary for the fair presentation of that information for such period.

     The data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Unaudited Pro Forma Financial Information" and the historical consolidated financial statements and related notes for C&A, Becker, Joan and TAC-Trim incorporated by reference in the prospectus supplement. All per share data gives effect to the one-for-2.5 reverse stock split.





                                                             FISCAL YEAR ENDED                THREE MONTHS   THREE MONTHS
                                                --------------------------------------------      ENDED         ENDED
                                                 DECEMBER 25,   DECEMBER 31,   DECEMBER 31,     MARCH 31,     MARCH 31,
                                                     1999           2000           2001           2001           2002
                                                -------------- -------------- -------------- -------------- -------------
                                                                              (IN MILLIONS)
STATEMENT OF OPERATIONS DATA:
Net sales .....................................   $  1,898.6     $  1,901.8     $  1,823.3     $   453.1      $  914.8
Cost of goods sold ............................      1,613.9        1,635.2        1,604.5         394.3         783.7
                                                  ----------     ----------     ----------     ---------      --------
Gross profit ..................................        284.7          266.6          218.8          58.8         131.1
Selling, general and administrative ...........        152.8          158.5          164.4          38.2          66.2
Restructuring charges .........................         33.4             --           18.8           9.2           9.1
                                                  ----------     ----------     ----------     ---------      --------
Operating income ..............................         98.5          108.1           35.6          11.4          55.8
Income (loss) from continuing operations
 after taxes ..................................         (1.4)          (1.4)         (49.7)         (7.1)         (6.0)
Net income (loss) .............................        (10.2)           4.5          (46.2)         (7.4)         (6.0)
Income (loss) from continuing operations
 per common share,
 basic and diluted(1) .........................        (0.06)         (0.06)         (1.28)        (0.25)        (0.09)
Average common shares outstanding,
 basic and diluted(1) .........................         24.8           24.8           38.9          28.5          67.2
OTHER FINANCIAL DATA (FROM CONTINUING
 OPERATIONS):
Depreciation and amortization .................   $     71.5     $     74.7     $     81.8     $    20.1     $    29.1
Capital expenditures ..........................         86.4           69.0           54.5          10.7          27.4
SELECTED BALANCE SHEET DATA (AT PERIOD END):
Cash and cash equivalents .....................   $     14.0     $     20.9     $     73.9     $    23.4     $    92.1
Total assets ..................................      1,348.9        1,280.3        2,993.4       1,281.2       3,100.0
Total debt (including short-term
 borrowings) ..................................        915.6          887.8        1,337.6         824.7       1,331.6
Mandatorily redeemable preferred stock of
 Products .....................................           --             --          147.7            --         160.5
Common stockholders' equity (deficit) .........       (151.1)        (154.9)         374.7         (64.6)        362.9



----------
(1)   Reflects the one for 2.5 reverse stock split announced on May 17, 2002.

               SUMMARY UNAUDITED PRO FORMA FINANCIAL INFORMATION



     The summary unaudited pro forma consolidated financial information for the fiscal year ended December 31, 2001, the three months ended March 31, 2002 and the twelve months ended March 31, 2002 have been derived from the pro forma consolidated financial data included elsewhere in this prospectus supplement. See "Unaudited Pro Forma Financial Information." The summary unaudited pro forma condensed consolidated statements of operations information for the fiscal year ended December 31, 2001 and the twelve months ended March 31, 2002 give pro forma effect to our acquisitions of Becker, Joan and TAC-Trim (the "Acquisitions"), the financings related to the TAC-Trim acquisition (the "Financings") and the sale and leaseback transaction entered into by TAC-Trim described elsewhere in this prospectus supplement, as if they had occurred on January 1, 2001. Pro forma adjustments have been used to eliminate historical goodwill amortization over the periods presented. In addition, the unaudited pro forma statement of operations information for the fiscal year ended December 31, 2001 gives pro forma effect to the February 2001 Heartland equity investment and all of the unaudited pro forma statements of operations information give effect to this offering and the assumed use of proceeds therefrom, in each case as if they had occurred on January 1, 2001. The summary pro forma balance sheet data as of March 31, 2002 gives effect solely to this offering and the assumed use of proceeds as described in "Use of Proceeds" therefrom as if it had occurred on March 31, 2002.


     The data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Unaudited Pro Forma Financial Information" and the historical consolidated financial statements and related notes for C&A, Becker, Joan and TAC-Trim incorporated by reference in this prospectus supplement. The pro forma consolidated financial data presented herein is not necessarily indicative of results that we would have achieved had the referenced transactions been consummated as of the dates indicated, or that we may achieve in the future.

                  SUMMARY UNAUDITED PRO FORMA FINANCIAL DATA


                                                       FISCAL YEAR       THREE MONTHS    TWELVE MONTHS
                                                          ENDED              ENDED           ENDED
                                                    DECEMBER 31, 2001   MARCH 31, 2002   MARCH 31, 2002
                                                   ------------------- ---------------- ---------------
                                                                         (IN MILLIONS)
PRO FORMA STATEMENT OF OPERATIONS DATA:
Net sales ........................................     $ 3,481.0           $ 914.8      $ 3,486.0
Cost of goods sold ...............................       3,026.8             783.7       3,035.7
                                                       ---------           -------      ---------
Gross profit .....................................         454.2             131.1         450.3
Selling, general and administrative ..............         247.0              66.4         252.4
Restructuring charges ............................          30.2               9.1          29.2
Operating income .................................         177.0              55.6         168.7
Interest expense, net ............................         140.6              35.4         138.6
Loss on sale of receivables ......................           6.5               1.1           7.3
Subsidiary Preferred Stock requirements ..........          29.3               7.7          29.9
Income (loss) from continuing operations .........          (30.8)             (1.6)        (38.6)
Income (loss) from continuing operations per
 common share:
 Basic and diluted(1) ............................    $      (.41)        $    (.02)    $     (.51)
Average common shares outstanding(1)
 Basic and diluted ...............................          75.1              75.3          76.1
OTHER PRO FORMA FINANCIAL DATA:
Depreciation and amortization ....................    $    161.6          $   29.1      $   150.9
Capital expenditures .............................         159.4              27.4         164.5
SELECTED PRO FORMA BALANCE SHEET DATA:
                                                                                         At March 31,
                                                                                             2002
                                                                                        ----------
Cash and cash equivalents ...........................................................   $   365.1
Working capital (current assets less current liabilities) ...........................      263.5
Total assets ........................................................................    3,369.6
Total debt ..........................................................................    1,231.6
Products mandatorily redeemable preferred stock .....................................      100.5
Stockholders' equity ................................................................      793.9



----------
See the Unaudited Pro Forma Financial Information for additional detail related to the amounts above.
(1)   Reflects the one for 2.5 reverse stock split announced on May 17, 2002.

                                  RISK FACTORS

     You should carefully consider each of the risks described below, together with all of the other information contained in this prospectus supplement and the accompanying prospectus, before deciding to invest in the common stock.


RISKS RELATED TO OUR BUSINESS

     DEMAND IN THE AUTOMOTIVE INDUSTRY IS SIGNIFICANTLY DEPENDENT ON THE U.S. AND THE GLOBAL ECONOMIES AND OUR BUSINESS AND PROFITABILITY ARE EXPOSED TO CURRENT AND FUTURE UNCERTAINTIES.


     Our financial performance depends, in large part, on conditions in the global automotive markets that we serve and, generally, on the U.S. and global economies. Demand in the automotive industry fluctuates in response to overall economic conditions and is particularly sensitive to changes in interest rate levels, consumer confidence and fuel costs. In our largest market, the North American automotive market, reported results from our customers in 2001 reflected lower sales volumes and lower prices for new vehicles than in 2000. This is reflected in our lower sales and operating margins for 2001. The September 11th terrorist attacks, recession and other recent developments adversely affected consumer confidence throughout the U.S. and much of the world. These developments exacerbated the uncertainty in our markets and their future impact on us is difficult to predict. Any sustained weakness in demand or continued downturn in the economy generally would have a material adverse effect on us.

     Our sales are also impacted by retail inventory levels and our customers' production schedules. In 2001, our OEM customers significantly reduced their production and inventory levels and reduced their orders from us due to the uncertain economic environment. In this environment, we cannot predict future production rates and inventory levels and the sustainability of any recovery. In addition, we have historically experienced sales declines during the OEMs' scheduled shut-downs, which usually occur during the third calendar quarter. Continued uncertainty and other unexpected fluctuations may have a material adverse effect on us.


     THE BASE OF CUSTOMERS WHICH WE SERVE IS CONCENTRATED, AND THE LOSS OF BUSINESS FROM A MAJOR CUSTOMER OR THE DISCONTINUATION OF PARTICULAR VEHICLE MODELS COULD REDUCE OUR SALES AND HARM OUR PROFITABILITY.

     Because of the relative importance of a few large customers and the high degree of concentration of OEMs in the automotive industry, our business is exposed to a high degree of risk related to customer concentration. DaimlerChrysler AG, General Motors Corporation and Ford Motor Company and their respective affiliates were our three largest customers and they directly or indirectly accounted for approximately 29%, 22% and 19% of our 2001 net sales, respectively. A loss of significant business from, or adverse performance by, any of these customers would be harmful to our profitability. Although we receive purchase orders from most of our customers, these purchase orders typically provide for the supply of a customer's annual requirements for a particular model or assembly plant, renewable on a year-to-year basis, rather than for the purchase of a specific quantity of products. It is not possible for us to predict the level of new production for 2002 car sales. The loss of business with respect to significant vehicle models could also have a material adverse effect on us.


     There is substantial and continuing pressure from automotive manufacturers to reduce costs, including costs associated with outside suppliers like us. For example, OEM customers in the automotive industry attempted to impose price decreases and givebacks throughout 2001. Such attempted price decreases were generally in the 3% to 8% range. Several reductions have been agreed to, and others are currently being negotiated with OEMs and pressures may increase if overall economic and industry conditions do not improve. We attempt to resist such downward pricing pressure, while trying to preserve our business relationships with these customers, but such pricing pressure may have a material adverse effect on us. At the same time, it is difficult for us to offset these downward pricing pressures through alternative, less costly sources of raw materials. In addition, throughout 2001, suppliers engaged in supplying products in the automotive industry have attempted to impose price increases on their customers. As a result, we have experienced pricing pressure from our suppliers. We cannot assure you that we will not be materially and adversely affected by these substantial and continuing pricing pressures.

     THE PRICES THAT WE CAN CHARGE SOME OF OUR CUSTOMERS ARE PREDETERMINED AND WE BEAR THE RISK OF COSTS IN EXCESS OF OUR ESTIMATES.

     Sales contracts with some of our customers require us to provide our products at predetermined prices. In some cases, these prices decline over the course of the contract. The costs that we incur in fulfilling these contracts may vary substantially from our initial estimates. Unanticipated cost increases may occur as a result of several factors, including increases in the costs of labor, components or materials. In some cases, we may be permitted to pass on to our customers the cost increases associated with specific materials. Cost overruns that we cannot pass on to our customers could materially and adversely affect us.

     WE MAY NOT BE ABLE TO SUCCESSFULLY INTEGRATE OUR ACQUIRED OPERATIONS OR REALIZE THE INTENDED BENEFITS OF OUR ACQUISITIONS.


     Our future operations and cash flow will depend largely upon our ability to integrate our Becker, Joan and TAC-Trim acquisitions, achieve the strategic operating objectives for these acquisitions and realize significant synergies and cost savings as a result. The Acquisitions account for 49 of our over 120 plants and facilities and approximately 12,500 of our approximately 25,000 employees. TAC-Trim individually accounts for 41 of our plants and facilities and approximately 12,000 of our employees located across seven different countries, including two countries where we did not previously operate. We have not previously undertaken an integration process as large or complex as the integration plans required by these three acquisitions collectively or by the TAC-Trim acquisition individually. In order to succeed, we will need to:


    o realize projected synergies and cost savings on a timely basis;

    o consolidate information technologies;

    o capitalize on our increased purchasing power;

    o effectively control the progress of our integration process and associated costs;

    o consolidate our program management, research and development and engineering operations;

    o capitalize on our prime contractor strategy and the opportunities afforded by our broader products offering; and


    o maintain strong relationships with Tier I integrators and OEMs.

     To the extent we have misjudged the nature and extent of industry trends or our competition, we may have difficulty in achieving our operating and strategic objectives. In addition, our integration activities will place substantial demands on our management, operational resources and financial and internal control systems. Our future operating results will depend upon our ability to implement and improve our operating and financial controls and to combine, train and manage our employee base. There is a risk that the diversion of management attention, particularly in a difficult operating environment, will affect our sales and the attention that our management can devote to this and other operational, financial and strategic issues. In addition, in some of our past non-U.S. acquisitions, we have encountered integration and systems difficulties typical of foreign transactions which have given rise to material weaknesses. See "Change in Accountants" in our Annual Report on Form 10-K for the year ended December 31, 2001, which is incorporated herein by reference. Since TAC-Trim involves significant foreign operations, we cannot assure you that we will not encounter similar difficulties going forward. All statements concerning the benefits, cost savings and synergies we expect to realize from the TAC-Trim acquisition and the related financings are forward-looking statements.

     Some of the benefits we expect to derive from our acquisitions include contractual and other relationships with customers and suppliers. We may not be able to preserve all of these relationships and some of our anticipated contractual relationships may cease following the Acquisitions.


     WE MAY PURSUE ADDITIONAL ACQUISITIONS THAT FURTHER OUR CURRENT STRATEGIES.


     We may selectively identify and acquire other businesses with complementary products, manufacturing capabilities or geographic markets and we expect to continually evaluate such opportunities. We cannot assure you that any business acquired by us will be successfully integrated with our operations or prove to be complementary in the manner expected or profitable. We could incur further indebtedness in connection with our acquisition strategy and increase our leverage. We could acquire companies and operations in geographic markets, including foreign markets, in which we do not currently operate. Acquisitions outside of North America may present unique difficulties and increase our exposure to the risks attendant to international operations. The process of integrating acquired companies and operations into our existing operations may result in unforeseen operating difficulties and may require significant financial resources that would otherwise be available for the ongoing development or expansion of existing operations. Any failure to successfully execute an acquisition could materially and adversely affect us.


     OUR CAPITAL RESOURCES MAY BE INADEQUATE IF WE ARE UNABLE TO SUCCESSFULLY INTEGRATE OUR ACQUIRED BUSINESSES OR IF ECONOMIC CONDITIONS WORSEN.


     As a substantially larger company with higher debt levels, our liquidity requirements will exceed historical levels and we will need to effectively manage our cash position and working capital levels. In particular, since we expect significantly greater sales of cockpit modules over the next several years, we will need to make substantial capital and other investments to meet our customer requirements. To the extent that the integration of our acquired businesses is not accomplished in accordance with our expectations, economic conditions in the automotive industry worsen, we utilize our revolving credit capacity for acquisitions or otherwise or we are unable to renew our receivables facility at its maturity, we may be faced with inadequate liquidity. Additional sources of liquidity may include additional debt, but our debt instruments may not permit us to incur additional debt, and we may be unable to secure equity or other financing. This could have a material adverse effect on us.


     WE MAY INCUR UNANTICIPATED CONTINGENT LIABILITIES AS A RESULT OF THE ACQUISITIONS AND WE MAY EXPERIENCE UNANTICIPATED LIABILITIES ASSOCIATED WITH FORMER DISCONTINUED OPERATIONS.

     We may incur unforeseen environmental, tax, pension, litigation or other liabilities in connection with the Acquisitions or we may underestimate the known liabilities. If such liabilities materialize or are greater than we estimate, they could have a material adverse effect on us. In addition, we have significant responsibilities related to some of our formerly owned businesses, or discontinued operations, such as those relating to post-retirement, casualty, environmental, product liability, lease and other matters. Based upon the information presently available to us and our insurance coverage, we do not believe that any of these liabilities will have a material adverse effect upon our financial condition or results of operations, however, we could be incorrect in our assumptions and the extent of those contingent liabilities of which we are aware may exceed our expectations and there may be other such liabilities of which we presently have no knowledge. See "Business -- Environmental Matters and Legal Proceedings."

     IF WE ARE UNABLE TO MEET FUTURE CAPITAL REQUIREMENTS, OUR COMPETITIVE POSITION MAY BE ADVERSELY AFFECTED.


     In securing new business, we are typically required to expend significant amounts of capital for engineering, development, tooling and other costs. Generally, we seek to recoup these costs through pricing over time, but we may be unsuccessful due to competitive pressures and other market constraints or if a customer ceases production of a particular vehicle. We believe that we will be able to fund capital expenditures through cash flow from operations, borrowings under our credit facilities and sales of receivables under our receivables facility. We cannot assure you that we will have adequate funds to make all the necessary capital expenditures or that the amount of future capital expenditures will not be materially in excess of our anticipated expenditures. If we are unable to make necessary capital expenditures, our business and our competitive position will be materially and adversely affected.


     RECENT TRENDS AMONG OUR CUSTOMERS WILL INCREASE COMPETITIVE PRESSURES IN OUR BUSINESSES.

     In recent years, the competitive environment among suppliers to the vehicle manufacturers in the automotive industry has changed significantly as these manufacturers have sought to outsource more vehicular components, modules and systems and to use on-line auctions in order to obtain further price reductions. In addition, these sectors have experienced substantial consolidation as OEMs have sought to lower costs, improve quality and increasingly purchase complete systems and modules rather than separate components. This consolidation has caused, and its continuation will continue to amplify, the pricing pressures outlined above in the discussion of the concentration of our customers. Our competitive strategy will be to position ourselves as the prime contractor of choice to both Tier I integrators and OEM assembly plants by supplying a full spectrum of integrated interior trim components. This strategy presents the risk that some of our customers may be competitors of ours in certain products as well. If our business strategy is unsuccessful or our new products fail to gain acceptance with our targeted customers, it would have a material adverse effect on us.


     Furthermore, the trend toward consolidation among automotive parts suppliers is resulting in a smaller number of large suppliers like us who benefit from purchasing and distribution economies of scale. If we cannot achieve the cost savings and operational improvements expected from our prime contractor business strategy or such savings and improvements are not sufficient to allow us to compete favorably in the future with other larger, consolidated companies, we will be materially and adversely affected.


     OUR STRATEGY MAY NOT SUCCEED IF ANTICIPATED OUTSOURCING FAILS TO OCCUR DUE TO UNION CONSIDERATIONS.

     Because of the economic benefits inherent in outsourcing to suppliers and the costs associated with reversing a decision to purchase automotive interior systems and components from an outside supplier, automotive manufacturers' commitments to purchasing automotive interior systems and components from outside suppliers, particularly on a just-in-time basis, are contemplated to increase. However, under the contracts currently in effect in the United States and Canada between each of Ford, General Motors and DaimlerChrysler and the United Auto Workers ("UAW") and the Canadian Auto Workers ("CAW"), in order for any of such automotive manufacturers to obtain from external sources components that it currently produces, it must first notify the UAW or the CAW of such intention. If the UAW or the CAW objects to the proposed outsourcing, some agreement will have to be reached between the UAW or the CAW and the automotive manufacturer. Factors that will normally be taken into account by the UAW, the CAW and the automotive manufacturer include:

    o whether the proposed new supplier is technologically more advanced than the automotive manufacturer;

    o whether the new supplier is unionized;

    o whether cost benefits exist; and

    o whether the automotive manufacturer will be able to reassign union members whose jobs are being displaced to other jobs within the same factories.


     In the event that outsourcing does not continue for any reason, it may have a material adverse effect on us.


     OUR PRODUCTS ARE SUBJECT TO CHANGING TECHNOLOGY, WHICH COULD PLACE US AT A COMPETITIVE DISADVANTAGE RELATIVE TO ALTERNATIVE PRODUCTS INTRODUCED BY COMPETITORS.


     We believe that our customers rigorously evaluate their suppliers on the basis of product quality, price competitiveness, technical expertise and development capability, new product innovation, reliability and timeliness of delivery, product design capability, manufacturing expertise, operational flexibility, customer service and overall management. Our success will depend on our ability to continue to meet our customers' changing specifications with respect to these criteria. We may, therefore, require significant ongoing and recurring additional capital expenditures and investment in research and development, manufacturing and other areas to remain competitive. We cannot assure you that we will be able to achieve the technological advances or introduce new products that may be necessary to remain competitive. Further, we cannot assure you that any technology developed by us can be adequately protected such that we can maintain a competitive advantage.

     WE DEPEND ON THE SERVICES OF OTHER KEY INDIVIDUALS AND RELATIONSHIPS, THE LOSS OF WHICH WOULD MATERIALLY HARM US.


     Our success will depend, in part, on the efforts of our executive officers and other key employees. In addition, our future success will depend on, among other factors, our ability to attract and retain other qualified personnel. The loss of the services of any of our key employees or the failure to attract or retain employees could have a material adverse effect on us. Our largest stockholder, Heartland Industrial Partners L.P. ("Heartland"), provides us with valuable strategic, operational and financial guidance. If, for any reason, such guidance ceased, it could have a material adverse effect upon us as well.


     WE MAY BE SUBJECT TO WORK STOPPAGES AT OUR FACILITIES OR THOSE OF OUR PRINCIPAL CUSTOMERS WHICH COULD SERIOUSLY IMPACT THE PROFITABILITY OF OUR BUSINESS.


     As of March 31, 2002, approximately 51% of our global work force was unionized. If our unionized workers were to engage in a strike, work stoppage or other slowdown in the future, we could experience a significant disruption of our operations, which could have a material adverse effect on us.


     Many OEMs and their suppliers have unionized work forces. Work stoppages or slowdowns experienced by OEMs or their suppliers could result in slowdowns or closures of assembly plants where our products are included in assembled vehicles. For example, over the past four years, there have been labor strikes against General Motors that have resulted in work stoppages at General Motors. Furthermore, organizations responsible for shipping our customers' products may be impacted by occasional strikes staged by the unions representing transportation employees. Any interruption in the delivery of our customers' products would reduce demand for our products and could have a material adverse effect on us.

     A GROWING PORTION OF OUR REVENUE MAY BE DERIVED FROM INTERNATIONAL SOURCES, WHICH EXPOSES US TO ADDITIONAL UNCERTAINTY.


     Approximately 20% of our 2001 pro forma sales were derived from shipments to destinations outside of the United States and Canada. As part of our business strategy, we intend to expand our international operations and customer base. Sales outside of the U.S. and Canada, particularly sales to emerging markets, are subject to other various risks, including:


    o governmental embargoes or foreign trade restrictions such as antidumping duties,

    o changes in U.S. and foreign governmental regulations,

    o tariffs,

    o fuel duties,

    o other trade barriers,

    o the potential for nationalization of enterprises,

    o economic downturns,

    o inflation,

    o environmental laws and regulations,

    o political, economic and social instability,

    o foreign exchange risk, and

    o difficulties in receivable collections and dependence on foreign personnel and foreign unions.


In addition, there are tax inefficiencies in repatriating funds from non-U.S. subsidiaries. To the extent such repatriation is necessary for us to meet our debt service or other obligations, this will adversely affect us. International operations are frequently conducted through joint venture arrangements that can materially limit our operational and financial control of the business. We acquired interests in two foreign joint ventures as part of the TAC-Trim acquisition, one of which is 50% owned by us while the other one is majority owned and publicly traded in Brazil. We do not expect to have the ability to access the cash flow of these two joint ventures for the foreseeable future and we may have significant funding requirements in the future with respect to the 50% joint venture.


     WE MAY INCUR MATERIAL LOSSES AND COSTS AS A RESULT OF PRODUCT LIABILITY AND WARRANTY CLAIMS THAT MAY BE BROUGHT AGAINST US.

     We face an inherent business risk of exposure to product liability claims in the event that the use of our current and formerly manufactured or sold products results, or is alleged to result, in bodily injury and/or property damage. We cannot assure you that we will not experience any material product liability losses in the future or that we will not incur significant costs to defend such claims. We cannot assure you that our product liability insurance coverage will be adequate for any liabilities that may ultimately be incurred or that it will continue to be available on terms acceptable to us. In addition, if any of our products are or are alleged to be defective, we may be required to participate in a government-required or OEM-instituted recall involving such products. Each vehicle manufacturer has its own policy regarding product recalls and other product liability actions relating to its suppliers. However, as suppliers become more integrally involved in the vehicle design process and assume more of the vehicle assembly functions, vehicle manufacturers are increasingly looking to their suppliers for contribution when faced with product liability claims. A successful claim brought against us in excess of our available insurance coverage or a requirement to participate in a product recall may have a material adverse effect on our business.

     In the ordinary course of our business, contractual disputes over warranties can arise. In the past five years or more, we have not been required to make any material payments in respect of warranty claims. In most cases, financial responsibility for warranty costs are contractually retained by our customer so long as the customers' specifications are met, but we may nonetheless be subjected to requests for cost sharing or pricing adjustments as a part of our commercial relationship with the customer. Recently, an employee of one OEM suggested that the OEM may seek significant cost sharing from us for a warranty matter relating to an instrument panel manufactured by TAC-Trim that has been subject to a collaborative process of problem resolution and management between TAC-Trim and the customer since spring 2000. In this instance, the work order explicitly excludes TAC-Trim from financial responsibility for warranty matters. However, we cannot assure you that we will not be required to financially address this issue or other significant warranty claims in the future.

     OUR BUSINESS MAY BE MATERIALLY AND ADVERSELY AFFECTED BY COMPLIANCE OBLIGATIONS AND LIABILITIES UNDER ENVIRONMENTAL LAWS AND REGULATIONS.

     We are subject to federal, state, local and foreign environmental, and health and safety, laws and regulations that:

    o affect ongoing operations and may increase capital costs and operating expenses in order to maintain compliance with such requirements; and

    o impose liability relating to contamination at our facilities, and at other locations such as former facilities, facilities where we have sent wastes for treatment or disposal, and other properties to which we (or a company or business for which we are responsible) are linked. Such liability may include, for example, investigation and clean-up of the contamination, personal injury and property damage caused by the contamination, and damages to natural resources. Some of these liabilities may be imposed without regard to fault, and may also be joint and several (which can result in a liable party being held responsible for the entire obligation, even where other parties are also liable).


     We are legally or contractually responsible or alleged to be responsible for the investigation and remediation of contamination at various sites, and for personal injury or property damages, if any, associated with such contamination. At some of these sites we have been notified that we are a potentially responsible party under the federal Superfund law or similar state laws. Other sites at which we may be responsible for contamination may be identified in the future, including with respect to divested and acquired businesses.

     We have incurred, and expect to continue to incur, substantial costs to satisfy our compliance obligations and discharge our liabilities under environmental laws and regulations. While, based on the information presently known to us, we do not expect environmental costs or contingencies to have a material adverse effect on us, we may learn new information concerning existing matters or discover new matters that could materially and adversely affect us. In addition, evolving environmental, and health and safety, laws and regulations may be adopted or imposed. We can give no assurance that we will not incur material environmental costs or liabilities in the future. See "Business -- Environmental Matters and Legal Proceedings."


RISKS RELATED TO OUR COMMON STOCK

     WE ARE CONTROLLED BY HEARTLAND, WHOSE INTERESTS IN OUR BUSINESS MAY BE DIFFERENT THAN YOURS.


     As of March 31, 2002, on a pro forma basis after giving effect to this offering, Heartland and its affiliates would have beneficially owned approximately 32.3% of C&A's outstanding shares of common stock. By reason of their share ownership and certain stockholders agreements, Heartland and its affiliates are able to strongly influence or effectively control actions to be taken by our stockholders or directors, including the election of at least seven members of C&A's Board of Directors, amendments to C&A's amended and restated certificate of incorporation and by-laws and approval of significant corporate transactions, including mergers and sales of substantially all of our assets.

     Pursuant to one stockholders agreement, Heartland, Blackstone Capital Partners L.P. ("Blackstone"), Wasserstein L.L.C. ("Wasserstein") and certain of their various affiliates have agreed to vote their shares to ensure that seven members of C&A's Board of Directors will be designated by Heartland, so long as Heartland continues to beneficially own at least 25% of the common stock owned by it as of the date of the stockholders agreement. Blackstone and Wasserstein have separately and unilaterally relinquished their rights to designate directors under this stockholders agreement. Charles E. Becker and the other former Becker stockholders are party to another stockholders agreement pursuant to which they have agreed to vote their shares for designees of Heartland representing a majority of C&A's Board of Directors. Heartland currently has seven designees on C&A's 15 member Board of Directors. In addition, Textron has the right to designate an additional member of the Board of Directors, which it has presently chosen not to exercise. The size and composition of C&A's Board of Directors is subject to change. You should consider that the interests of Heartland may differ from yours in material respects. See "Management" and "Principal Stockholders."


     WE MAY NOT BE ABLE TO MANAGE OUR BUSINESS AS WE MIGHT OTHERWISE DUE TO OUR HIGH DEGREE OF LEVERAGE.


     We have indebtedness that is substantial in relation to our stockholders' equity and cash flow. At March 31, 2002, on a pro forma basis after giving effect to this offering, we would have had $1,231.6 million of outstanding total debt. Our percentage of total debt to total capitalization was 49% at March 31, 2002 on such pro forma basis. As of March 31, 2002, on such pro forma basis, we would have had an additional $100 million of unutilized borrowing capacity under our revolving credit facility and lines of credit and $209.8 million of unutilized amounts under our receivables facility. The degree to which we are leveraged will have important consequences, including the following:


    o our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, business development efforts or general corporate purposes may be impaired;


    o a substantial portion of our cash flow from operations will be dedicated to the payment of interest and principal on our indebtedness, dividends on the Products outstanding preferred stock (the "Products Preferred Stock"), and capital and operating lease expense, thereby reducing the funds available to us for other purposes;

    o our operations are restricted by our debt instruments and the terms of the Products preferred stock, which contain material financial and operating covenants, and those restrictions will limit, among other things, our ability to borrow money in the future for working capital, capital expenditures, acquisitions or other purposes;

    o indebtedness under our senior credit facilities and the financing cost associated with our receivables facility will be at variable rates of interest, which makes us vulnerable to increases in interest rates;


    o our leverage may place us at a competitive disadvantage as compared with our less leveraged competitors;


    o our leverage will make us more vulnerable in the event of a downturn in general economic conditions or in any of our businesses; and


    o our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate may be limited.


     Our ability to service or refinance, when required, the Products Preferred Stock and our debt, preferred stock, lease and other obligations will depend principally upon our future operating performance, which will be affected by prevailing economic conditions and financial, business and other factors, many of which are beyond our control. Our sources of liquidity includes a receivables facility which must be renewed on an annual basis. Our inability to do this may adversely affect us. See "Description of Our Indebtedness and Products Preferred Stock" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

     FUTURE SALES OF OUR COMMON STOCK AFTER THIS OFFERING, WHETHER BY US OR OUR STOCKHOLDERS, COULD ADVERSELY AFFECT THE MARKET PRICE OF THE COMMON STOCK.

     Although the common stock is publicly traded, there has been a relatively small public float for C&A common stock prior to this offering. After this offering, approximately 87,200,000 shares of C&A common stock will be outstanding (after giving effect to our reverse stock split). We believe that approximately 61,972,000 shares are "restricted shares" within the meaning of Rule 144 under the Securities Act of 1933 and held by persons who are parties to registration rights agreements with us. These include approximately 9,267,000 shares held by persons associated with two former affiliates which may be freely sold without limitation under Rule 144 after June 13, 2002. All of these persons have agreed in these registration rights agreements not to sell or otherwise dispose of their shares for at least 120 days following specified transactions, including this offering, as requested by the underwriters for this offering. However, the former affiliates will have held their shares as non-affiliates of Collins & Aikman for a sufficient period of time to freely sell their shares without restriction following the expiration of this 120-day period. Moreover, these former affiliates are investment funds and the registration rights agreements do not prohibit them from distributing the shares held by them to their investors, free of the transfer restrictions so long as these distributees own less than 1% of the outstanding C&A common stock. One of these funds has indicated that it may do so prior to or following the offering. Other holders of shares may be permitted, from time to time, to sell shares of C&A common stock subject to compliance with the volume and other limitations of Rule 144 or pursuant to the exercise of their demand or piggyback registration rights. Sales of shares of C&A common stock in the public market, or the perception that such sales could occur, may have a disruptive effect on the market price for, and trading in, our common stock, particularly in light of our relatively small public float. These sales might also make it more difficult for us to sell equity securities in the future and at a price that we deem appropriate. In addition, shareholders entitled to participate in the rights offering may exercise rights and sell shares in a manner that could similarly adversely affect the market for shares of C&A common stock.

     We also may issue shares of C&A common stock from time to time as consideration for future acquisitions and investments. In the event any such acquisition or investment is significant, the number of shares that we may issue may in turn be significant. In addition, we may also grant registration rights covering those shares in connection with any such acquisitions and investments. We have also adopted a new stock option plan covering approximately 6.6 million shares and we intend to grant options to purchase common stock at prices which may be below prevailing market prices for a substantial portion of the shares covered by the plan. If we issue options with exercise prices that are less than the fair market value of our common stock, we may be required to recognize an expense associated with the difference between the exercise price and the fair market value.

     WE HAVE SUBSTANTIAL AMOUNTS OF PREFERRED STOCK, SOME OF WHICH BEARS DIVIDENDS AT INCREASING RATES, WHICH COULD ADVERSELY AFFECT YOUR INTERESTS AS A COMMON STOCKHOLDER.

     On a pro forma basis, after giving effect to this offering, we would have had approximately $203.5 million liquidation preference of Products Preferred Stock on March 31, 2002. The terms of these shares are summarized under "Description of Our Indebtedness and Products Preferred Stock", but prospective investors in C&A common stock should note that dividends accrue at increasing rates and we are permitted to pay only a portion of the dividends in cash under our debt instruments. In addition, under certain circumstances, if we have not offered to purchase certain of these shares that are still held by Textron, there are further dividend increases up to 20% per annum rate. These provisions and the accrual of non-cash dividends could adversely affect your returns as a common stock investor.

     WE HAVE NOT RECENTLY PAID DIVIDENDS ON C&A COMMON STOCK, AND OUR HOLDING COMPANY STRUCTURE MAY LIMIT OUR ABILITY TO PAY DIVIDENDS IN THE FUTURE.

     C&A is a holding company whose only material asset is the capital stock of its subsidiaries. C&A's principal business operations are conducted by its subsidiaries, and C&A has no operations of its own. Accordingly, C&A's only source of cash to pay dividends is expected to be distributions with respect to its ownership interests in its subsidiaries.We did not pay dividends or make any other distributions with respect to C&A common stock during 2001. There can be no assurance that C&A's subsidiaries will generate sufficient cash flow to pay dividends or distribute funds to C&A or that contractual restrictions, including certain restrictive covenants contained in the agreements governing our credit facilities and senior subordinated notes or future debt instruments, will permit such dividends or distributions. See "Description of Our Indebtedness and Products Preferred Stock."


     A CHANGE OF CONTROL COULD RESULT IN THE ACCELERATION OF OUR DEBT
OBLIGATIONS.


     Certain changes of control could result in the acceleration of our senior credit facilities, our senior subordinated notes and our senior notes and adverse obligations in respect of the Products Preferred Stock. We cannot assure you that we would be able to repay any indebtedness that is accelerated as a result of a change in control or meet our other obligations, and this would likely materially adversely affect our financial condition.

     THE C&A COMMON STOCK PRICE MAY BE VOLATILE, AND YOU COULD LOSE ALL OR PART OF YOUR INVESTMENT.

     The market for equity securities has been extremely volatile. The following factors could cause the price of C&A common stock in the public market to fluctuate significantly from the price you will pay in this offering:


    o actual or anticipated variations in our quarterly results of operations;


    o changes in market valuations of companies in the retail automotive parts industry;

    o changes in expectations of future financial performance or changes in estimates of securities analysts;

    o fluctuations in stock market prices and volumes;

    o issuances or sales of common stock or other securities in the future;

    o the addition or departure of key personnel; and

    o announcements by us or our competitors of acquisitions, investments or strategic alliances.

     Volatility in the market price of C&A common stock may prevent investors from being able to sell their common stock at or above the public offering price. In the past, class action litigation has often been brought against companies following periods of volatility in the market price of those companies' common stock. We may become involved in this type of litigation in the future. Litigation is often expensive and diverts management's attention and company resources and could have a material adverse effect on our business and results of operations.

     OUR QUARTERLY OPERATING RESULTS MAY FLUCTUATE, WHICH COULD CAUSE OUR STOCK PRICE TO DECLINE.

     We have historically experienced sales declines during our OEM customers' scheduled shut-downs, which usually occur during the third calendar quarter. In addition, the following are among the factors that could cause our operating results to fluctuate from quarter-to-quarter:

    o declines in the North American, South American and European automobile and light truck builds;

    o labor costs and strikes at our major customers and at our facilities;

    o prices for raw materials used in the manufacture of our products;

    o changes in consumer preferences;

    o dependence on significant automotive customers;

    o the level of competition in the automotive supply industry and pricing pressure from automotive customers; and

    o risks associated with conducting business in foreign countries.

     Many of these factors are beyond our control, and we believe that you should not rely on our results of operations for past periods as any indication of our expected results in any future period. If our revenues vary significantly from quarter-to-quarter, our business could be difficult to manage and our quarterly results could be below expectations of investors and stock market analysts, which could cause our stock price to decline.

     C&A'S AMENDED AND RESTATED CERTIFICATE OF INCORPORATION AND BYLAWS CONTAIN PROVISIONS THAT COULD DISCOURAGE A TAKEOVER OR PREVENT OR DELAY A MERGER THAT YOU BELIEVE IS FAVORABLE.

     The amended and restated certificate of incorporation and the bylaws of C&A contain certain provisions that may delay, defer or prevent a change in control of C&A and make removal of management more difficult. Some of these provisions include:

    o authorizing C&A's Board of Directors to issue, without prior stockholder approval, preferred stock commonly referred to as "blank check" preferred stock, with rights senior to those of the common stock;

    o providing for a classified Board of Directors;

    o prohibiting stockholder action by written consent;

    o limiting the ability of stockholders to call special meetings or remove directors; and

    o requiring advance notice for stockholders to nominate directors or propose matters for consideration at stockholder meetings.

     These and other provisions in C&A's amended and restated certificate of incorporation and bylaws could reduce the price that investors might be willing to pay for shares of C&A common stock in the future and result in the market price being lower than it would be without these provisions. See "Description of C&A Capital Stock -- Anti-Takeover Provisions."

     WE HAVE RECEIVED A COMMENT LETTER FROM THE SEC CONCERNING OUR PUBLIC FILINGS THAT MAY AFFECT OUR PUBLIC DISCLOSURES.

     We have received a customary comment letter from the Securities and Exchange Commission concerning the disclosure in our public filings, including our historical and pro forma financial statements. We received these comments in the ordinary course of the SEC's review of the registration statement to which this prospectus supplement relates. Certain of the comments address the level of detail in our financial statements and the notes thereto, including more detailed disclosures concerning our acquisition purchase price allocations, restructuring charges, the treatment of stock issued at prices below trading prices and other matters. We will address all of these comments prior to completion of this offering through supplemental responses to the SEC or additional public disclosure. We expect that we will make changes to this prospectus supplement and our previously filed periodic SEC reports incorporated by reference in this prospectus supplement, including the historical and pro forma financial statements included in those filings, through amended annual, quarterly or other filings prior to completion of this offering. You should review any amended filings that we make before deciding to invest in the common stock.

     In this regard, and insofar as our future filings are concerned, we may be adversely affected by Arthur Andersen LLP having been our auditors for periods prior to 2001. To the extent that we are required to restate financial statement items for any historical periods audited by Arthur Andersen LLP, we may be unable to respond to SEC comments and we do not anticipate that our current auditors, PricewaterhouseCoopers LLP, will be in a position to address the issues. See the risk factor related to Arthur Andersen LLP below.

     THERE MAY BE RISKS RELATED TO OUR PRIOR USE OF ARTHUR ANDERSEN LLP AS OUR INDEPENDENT PUBLIC ACCOUNTANT.

     The consolidated financial statements of C&A for the years ended December 31, 2000 and December 25, 1999, included in the Annual Report on Form 10-K for the year ended December 31, 2001 and incorporated by reference into this prospectus supplement, to the extent and for the periods indicated in their report, have been audited by Arthur Andersen LLP, independent public accountants. Arthur Andersen LLP has initially consented to the incorporation by reference of their report in this prospectus supplement, but they may not be in a position to do so for subsequent filings related to this offering and we may need to dispense with the requirement to file their consent in reliance upon Rule 437a of the Securities Act of 1933 for subsequent filings. If Arthur Andersen LLP does not consent to the incorporation by reference of their report in this prospectus supplement, you will not be able to recover against Arthur Andersen LLP under Section 11 of the Securities Act of 1933 for any untrue statements of a material fact contained in the financial statements audited by Arthur Andersen LLP or any omissions to state a material fact required to be stated therein.

     The indictment of Arther Andersen LLP may adversely affect Arthur Andersen LLP's ability to satisfy any claims arising from the provision of auditing services to us and may impede our access to the capital markets after completion of this offering. Arthur Andersen LLP, which audited our financial statements incorporated by reference in this prospectus supplement for the years ended December 25, 1999 and December 30, 2000, has informed us that on March 14, 2002 an indictment was unsealed charging it with federal obstruction of justice arising from the government's investigation of Enron Corp. Arthur Andersen LLP has indicated that it intends to contest the indictment vigorously. The Securities and Exchange Commission, or SEC, stated that it will continue accepting financial statements audited by Arthur Andersen LLP so long as Arthur Andersen LLP is able to make specified representations to us. It is possible that events arising out of the indictment may adversely affect the ability of Arthur Andersen LLP to satisfy any claims arising from its provision of auditing services to us, including claims that may arise out of Arthur Andersen LLP's audit of our financial statements incorporated by reference in this prospectus supplement.

     Should we seek to access the public capital markets after we complete this offering, SEC rules will require us to include or incorporate by reference in any prospectus three years of audited financial statements. The SEC's current rules would require us to present auditied financial statements for one or more fiscal years audited by Arthur Andersen LLP and obtain their consent and representations until our audited financial statements for the fiscal year ending December 27, 2003 become available in the first quarter of 2004. If prior to that time the SEC ceases accepting financial statements audited by Arthur Andersen LLP or if Arthur Andersen LLP becomes unable to make the representations to us required by the SEC, it is possible that our available audited financial statements for the years ended December 25, 1999 and December 30, 2000 audited by Arthur Andersen LLP might not satisfy the SEC's requirements. In that case, we would be unable to access the public capital markets unless PricewaterhouseCoopers LLP, our current independent accounting firm, or another independent accounting firm, is able to audit the financial statements originally audited by Arthur Andersen LLP. Any delay or inability to access the public capital markets caused by these circumstances could have a material adverse effect on our business, profitability and growth prospects.

     WE HAD PREVIOUSLY REPORTED MATERIAL WEAKNESSES WHICH MAY REQUIRE FURTHER RESOLUTION.

     We note that, as a result of its 1999 audit, Arthur Andersen LLP reported material weaknesses in C&A's internal control systems. The identified conditions specifically related to four of our foreign locations, most of which had been recently acquired. These weaknesses were primarily attributable to the effects of implementing a new computer system as part of our acquisition integration strategy and Year 2000 compliance efforts. Issues at these locations primarily related to the detail records supporting the general ledger and staff training needs. As a result, in 2000, we committed significant resources to addressing the issues, including the re-implementation of certain systems, implementing an internal audit function and replacing controllers at three of the four locations. We made significant progress in addressing these issues; however, Arthur Andersen LLP continued to report material weaknesses following its 2000 audit because two of these four foreign locations were assessed as continuing to have similar material weaknesses as in 1999. Improvement efforts at these locations were hampered by personnel turnover and continuing acquisition integration efforts. Arthur Andersen LLP did not modify its report on our 1999 and 2000 audited financial statements as a consequence of these material weaknesses. These items are no longer material weaknesses, but they remain as items to be worked on and may require further resolution.



                                USE OF PROCEEDS


     Based upon the closing sale price of our common stock as of May 20, 2002, we expect to receive net proceeds from the sale of the shares, after deducting the underwriting discount and estimated offering expenses, of approximately $473 million. Such amount will vary based upon changes in the market price for our shares. We intend to apply such net proceeds as follows:

    o approximately $100 million to repurchase shares of the Products series A preferred stock issued to Textron as part of the consideration for the TAC-Trim acquisition at a price of approximately 75% of their liquidation preference and accrued and unpaid dividends thereon;

    o approximately $100 million, to retire term debt under our senior credit facilities; and

    o the balance will be retained by us for general corporate purposes, which may include further debt reduction or preferred stock repurchases, reduction of our receivables facility balances, and strategic acquisitions and investments.

     Following the offering we may seek to use our unallocated proceeds and other funds to replace and refinance our senior credit facility if it is financially advantageous to do so and we reserve the right to reallocate the net proceeds in such manner as may be desirable. As of March 31, 2002, Products had approximately $187.9 million in liquidation preference, including dividends of $5.2 million, of outstanding series A preferred stock, which presently bears dividends at a rate of 11% per annum and is mandatorily redeemable in January 2013. As of March 31, 2002 term debt under our senior credit facilities had a weighted average interest rate of 8.9%. Indebtedness under our senior credit facilities was incurred as part of the consideration for the TAC-Trim acquisition and to refinance indebtedness under our prior senior credit facilities. Pending application of proceeds to any particular use, we will invest in high quality, short-term investments.

                                 CAPITALIZATION


     The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2002, on an actual basis and as adjusted to give effect to the application of the net proceeds from this offering. You should read this table in conjunction with the information under the headings "Use of Proceeds," "Unaudited Pro Forma Financial Information," "Selected Historical Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and the notes to those financial statements incorporated by reference in this prospectus supplement.



                                                                     AS OF MARCH 31, 2002
                                                                  ---------------------------
                                                                     ACTUAL       AS ADJUSTED
                                                                  ------------   ------------
                                                                         (IN MILLIONS)
   Cash and cash equivalents ..................................    $    92.1      $   365.1
                                                                   =========      =========
   Credit Facilities:(1)(2)
     Revolving Credit Facility ................................           --             --
     Senior Credit Facilities .................................        395.5          295.5
   10 3/4% Senior Notes of Products due 2011 ..................        500.0          500.0
   11 1/2% Senior Subordinated Notes of Products due
     2006 .....................................................        400.0          400.0
   Other debt(3) ..............................................         36.1           36.1
                                                                   ---------      ---------
     Total debt ...............................................      1,331.6        1,231.6
                                                                   ---------      ---------
   Products Preferred Stock(4) ................................        160.5          100.5
                                                                   ---------      ---------
   Common stock ($0.01 par value, 300.0 shares
     authorized; 67.2 actual shares issued and
     outstanding at March 31, 2002; as adjusted 92.2
     shares issued and outstanding at March 31, 2002) .........          0.7            0.8
     Other paid-in capital(5) .................................      1,124.1        1,555.0
     Accumulated deficit ......................................       (688.8)        (688.8)
     Accumulated other comprehensive loss .....................        (73.1)         (73.1)
                                                                   ---------      ---------
      Total stockholders' equity(4)(5) ........................        362.9          793.9
                                                                   ---------      ---------
        Total capitalization ..................................    $ 1,947.1      $ 2,491.1
                                                                   =========      =========


----------

(1) Does not include our receivables facility. Our receivables facility provides us with up to $250.0 million of availability. None of this facility was utilized and $209.8 million was available at March 31, 2002.


(2) Our senior credit facilities are comprised of $175.0 million of revolving credit availability, $100.0 million of tranche A term loans and $300.0 million of tranche B term loans. See "Description of Our Indebtedness and Products Preferred Stock."

(3) Other debt is principally comprised of borrowings at our Brazilian subsidiary.

(4) Represents the reduction in carrying value of Products Preferred Stock as a result of the repurchase. The $100.0 million cash payment for the repurchase of Products series A preferred stock is at a price of approximately 75% of its liquidation preference of $133.3 million. The $133.3 million of liquidation preference was initially valued at approximately $60.0 million. The difference between the $60.0 million reduction in carrying value and the $100.0 million cash payment will be a reduction to stockholders' equity.

(5) Represents $473.0 million of net offering proceeds less a $40.0 million reduction to stockholders equity resulting from the repurchase of Products Preferred Stock and $2.1 million adjustment for deferred financing costs described above.

                   UNAUDITED PRO FORMA FINANCIAL INFORMATION

     The following unaudited pro forma condensed consolidated statements of operations have been derived from: (a) our audited and unaudited historical financial statements filed on our 2001 Form 10-K and March 31, 2002 Form 10-Q and in the audited and unaudited financial statements of Collins & Aikman, Becker, Joan and TAC-Trim included in our Current Reports on Form 8-K filed September 17, 2001, October 10, 2001 and January 14, 2002, respectively, adjusted, as applicable, to give pro forma effect to the Acquisitions, Financings, the February 2001 Heartland equity investment, the $86.9 million sale and leaseback transaction entered into by TAC-Trim ("Textron Leasing Transaction"), this offering and the assumed use of proceeds, and (b) unaudited interim historical data for Collins & Aikman, Becker, Joan and TAC-Trim, adjusted, to give pro forma effect to the Acquisitions, Financings and this offering and the assumed use of proceeds. All information is presented after giving pro forma effect to the 2.5-for-one reverse stock split. Shares from this offering whose proceeds will be used for general corporate purposes are not used in computing per share data.

     The TAC-Trim cash purchase price was financed through a combination of the sale of 12.8 million shares of C&A's common stock and debt financing including fees and expenses associated with the foregoing. Debt financing for the TAC-Trim acquisition, as well as the refinancing of Products' existing credit facilities, was obtained through $400 million of term loans under Products' new $575 million senior credit facilities, the sale of accounts receivable under a new accounts receivable financing arrangement and the issuance of $500 million of 10 3/4% Senior Notes due 2011.

     The unaudited pro forma condensed consolidated statements of operations for the year ended December 31, 2001 and the twelve months ended March 31, 2002 give pro forma effect to the Acquisitions, the Financings, the Textron Leasing Transaction and this offering and the assumed use of proceeds, as if they had occurred on January 1, 2001. In addition, the pro forma condensed consolidated statement of operations for the year ended December 31, 2001 gives effect to the February 2001 Heartland equity investment and the unaudited pro forma condensed consolidated statement of operations for the three months ended March 31, 2002 gives effect solely to this offering and the assumed use of proceeds.

     The unaudited pro forma condensed consolidated statements of operations are presented for informational purposes only and do not purport to represent what our results of operations would actually have been had the referenced transactions occurred at such time or to project our results of operations for any future period or date.

     The pro forma adjustments are based upon available information and various assumptions that we believe are reasonable. The pro forma adjustments and certain assumptions are described in the accompanying notes. Pro form adjustments have been used to eliminate historical goodwill amortization over the periods presented. Appraisals for Becker and Joan were performed during 2001 and the related allocation of purchase price was completed. The allocation of the purchase price for the TAC-Trim acquisition is preliminary and will be revised upon the completion of the fixed asset and intangible asset appraisals, which are in progress. Pending the completion of these appraisals, C&A is not able to estimate the ultimate purchase price which will be allocated to fixed assets, nor is C&A able to estimate the type and value of specifically identifiable intangible assets acquired. Accordingly, as the appraisals are completed it is likely that additional depreciation expense as well as specifically identifiable assets and the related amortization will be recorded in future periods.

     The unaudited pro forma condensed consolidated statements of operations should be read in conjunction with the historical financial statements of C&A, Becker, Joan and TAC-Trim and the related notes to such financial statements found in our 2001 Form 10-K and March 31, 2002 Form 10-Q and our Current Reports on Form 8-K filed September 17, 2001, October 10, 2001 and January 14, 2002, respectively, and incorporated by reference herein.

                  UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
                            STATEMENT OF OPERATIONS
                   FOR THE TWELVE MONTHS ENDED MARCH 31, 2002
                      (IN MILLIONS, EXCEPT PER SHARE DATA)






                                                          JOAN
                                          BECKER      APRIL 1, 2001
                                      APRIL 1, 2001      THROUGH
                                         THROUGH      SEPTEMBER 20,
                             C&A      JUNE 30, 2001       2001         TAC-TRIM
                        ------------ --------------- -------------- -------------
Net Sales .............    2,285.0       $ 47.0         $  64.3       $ 1,180.4
Cost of goods sold.....    1,993.9         44.9            51.1         1,080.5
                           -------       ------         -------       ---------
Gross profit ..........      291.1          2.1            13.2            99.9
Selling, general and
 administrative
 expenses .............      192.4          5.5             2.0            62.5
Restructuring
 charges ..............       18.7          0.6              --             9.9
                           -------       ------         -------       ---------
Operating income ......       80.0         (4.0)           11.2            27.5
Interest expense,
 net ..................       98.3          1.5             1.7             6.5
Loss on sale of
 receivables ..........       10.5           --              --              --
Products preferred
 stock
 requirements .........       13.6           --              --              --
                           -------       ------         -------       ---------
Other (income)
 expense, net .........       11.0         (0.1)             --            36.6
                           -------       ------         -------       ---------
Income from
 continuing
 operations before
 income taxes .........      (53.4)        (5.4)            9.5           (15.6)
Income tax expense
 (benefit) ............       (4.8)        (2.0)            5.7            (6.3)
                           -------       ------         -------       ---------
Income (loss) from
 continuing
 operations ...........  $   (48.6)     $  (3.4)        $   3.8      $     (9.3)
                         =========      =======         =======      ==========

Reflects the one-for-2.5 reverse stock split announced on May 17, 2002
Income (loss) from continuing operations per common share:
 Basic and diluted ............................................................
Average common shares outstanding:
 Basic and diluted ............................................................

                                         PRO FORMA ADJUSTMENTS
                        -------------------------------------------------------
                                                                                     PRO
                                                                                    FORMA
                         TAC-TRIM                                    OFFERING         AS
                         ITALY(1)        OTHER        PRO FORMA    ADJUSTMENTS     ADJUSTED
                        ---------- ---------------- ------------- ------------- -------------
Net Sales .............  $  (87.4)    $    (3.3)     $  3,486.0     $     --     $ 3,486.0
Cost of goods sold.....    (110.8)        (23.9)(3)     3,035.7           --       3,035.7
                         --------     ---------      ----------     --------     ---------
Gross profit ..........      23.4          20.6           450.3           --         450.3
Selling, general and
 administrative
 expenses .............      (5.1)         (4.9)(4)       252.4           --         252.4
Restructuring
 charges ..............        --            --            29.2           --          29.2
                         --------     ---------      ----------     --------     ---------
Operating income ......      28.5          25.5           168.7           --         168.7
Interest expense,
 net ..................      (0.7)         39.6 (5)       146.9         (8.3)        138.6
Loss on sale of
 receivables ..........        --          (3.2)(6)         7.3           --           7.3
Products preferred
 stock
 requirements .........        --          35.6 (7)        49.2        (19.3)         29.9
                         --------     ------------   ----------     --------     ---------
Other (income)
 expense, net .........       4.1         (35.0)(8)        16.6           --          16.6
                         --------     ------------   ----------     --------     ---------
Income from
 continuing
 operations before
 income taxes .........      25.1         (11.5)          (51.3)         27.6         (23.7)
Income tax expense
 (benefit) ............       9.0           9.9 (9)        11.5           3.4         14.9
                         --------     ------------   ----------     ---------    ----------
Income (loss) from
 continuing
 operations ...........  $   16.1     $   (21.4)          (62.8)         24.2    $    (38.6)
                         ========     ============   ==========     =========    ==========
Reflects the one-for-2.5 reverse stock split announced on May 17, 2002
Income (loss) from continuing operations per common share:
 Basic and diluted ..........................................................   $     (0.51)
Average common shares outstanding:
 Basic and diluted ..........................................................         76.1
                                                                                ===========



See notes to Unaudited Pro Forma Condensed Consolidated Statements of
Operations

              NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
                            STATEMENT OF OPERATIONS

     The Unaudited Pro Forma Condensed Consolidated Statement of Operations for the twelve months ended March 31, 2002 reflects results of operations for Becker, Joan and TAC-Trim independently through the acquisition dates of July 3, 2001, September 21, 2001 and December 20, 2001, respectively. Subsequent to the acquisition dates, results of operations for Becker and Joan have been included in the results of operations of C&A.

     The unaudited pro forma condensed consolidated statement of operations includes adjustments necessary to reflect the estimated effect of the Acquisitions, Financings, the February 2001 Heartland equity investment and the Textron Leasing Transaction as if they had occurred on January 1, 2001

     1. The statement of operations for TAC-Trim reflects a 90% consolidated interest in Textron Automotive Italia S.r.l. ("TAC-Trim Italy"). The TAC-Trim acquisition provides for the acquisition of only 50% of TAC-Trim Italy's parent company and gives both parties significant participatory rights. This adjustment provides for the removal of TAC-Trim Italy. See footnote 8 for the adjustment to account for C&A's corresponding 50% equity investment in TAC-Trim Italy's parent company.

     2. Adjustment to reflect receipt of signed customer agreements and related revenue due to differences in our revenue recognition policies from those of TAC-Trim.

     3. Represents pro forma adjustments to decrease cost of goods sold for the respective entries as follows (in millions):



                                                                               TWELVE MONTHS ENDED MARCH 31, 2002
                                                                        ------------------------------------------------
                                                                          BECKER        JOAN      TAC-TRIM       TOTAL
                                                                        ----------   ---------   ----------   ----------
Depreciation ....................................            (a) (e)      $ (0.1)     $   --      $  (6.1)     $  (6.2)
Joan purchase savings ...........................            (b)              --        (0.3)          --         (0.3)
Cost associated with leases not assumed .........            (c)              --        (0.2)          --         (0.2)
Material purchase savings .......................            (d)              --          --           --         (2.5)
Textron Leasing Transaction .....................            (e)              --          --          7.2          7.2
Purchase accounting adjustment to customer
 supply contracts ...............................            (f)              --          --        (21.9)       (21.9)
                                                                                                               -------
                                                                                                               $ (23.9)
                                                                                                               =======



----------
(a) Represents (i) decreased depreciation expense, primarily resulting from the reduction in value of leasehold improvements for leases on facilities to be closed in connection with the Becker acquisition, and (ii) decreased depreciation expense from the reduction of assets resulting from the Textron Leasing Transaction.

(b) In connection with the Joan acquisition, Collins & Aikman entered into a contract with a company owned by the selling shareholder to purchase flat woven goods. The adjustment reflects the difference between historical and contractually agreed prices applied to actual purchases made from the previously related party supplier during the periods indicated.

(c) Adjustment reflects costs associated with leases not assumed on Joan facilities contractually excluded from the Joan acquisition. All other costs associated with the retained business continue to be reflected in the Unaudited Pro Forma Condensed Consolidated Statement of Operations.

(d) Collectively, Collins & Aikman, Becker and TAC-Trim have both common suppliers and common commodity purchases. The adjustment reflects purchase savings mathematically derived from the lowest historically contracted pricing applied to actual purchase volumes during the pro forma periods presented.

(e) The adjustments reflect the impact of the Textron Leasing Transaction completed in connection with the transactions. Assuming the Textron Leasing Transaction had occurred on January 1, 2001, we would have replaced depreciation expense with lease expense. The estimated depreciation expense associated with the assets included in the Textron Leasing Transaction was $6.1 million for the twelve months ended March 31, 2002. The estimated lease expense from the Textron Leasing Transaction would have been $7.2 million for the same period.

(f) The adjustments reflect the impact of purchase accounting adjustments to customer supply contracts.

     4. Represents pro forma adjustments to increase/(decrease) selling, general and administrative expense as follows (in millions):



                                                                           TWELVE MONTHS ENDED MARCH 31, 2002
                                                                    ------------------------------------------------
                                                                      BECKER        JOAN      TAC-TRIM       TOTAL
                                                                    ----------   ---------   ----------   ----------
Elimination of related party management fees
 and other ..........................................    (a)          $ (0.7)     $   --       $   --       $ (0.7)
Elimination of certain management positions .........    (b)            (0.2)       (0.2)        (2.0)        (2.4)
Amortization ........................................    (c)             0.9          --           1.0         1.9
TAC-Trim employee benefit plan adjustments ..........    (d)              --          --           1.6         1.6
                                                                                                            ------
                                                                                                               0.4
                                                                                                            ======
Less: historical goodwill amortization recorded .....                                                         (5.3)
                                                                                                            ------
                                                                                                            $ (4.9)
                                                                                                            ======



----------
(a) Represents adjustment to eliminate related party management fees and other fees historically paid by Becker to its related parties. The management and oversight function will be replaced by support provided by Collins & Aikman and Heartland (see 3(e) for the net increase in quarterly advisory fees).

(b) Reflects the elimination of compensation and benefits costs of certain executive management positions that are redundant with existing positions. The selling companies are primarily responsible for severance costs associated with these individuals. Collins & Aikman anticipates incurring $0.6 million in severance costs relating to these individuals. Such costs are not reflected in the unaudited pro forma condensed consolidated financial statement.

(c) Reflects amortization of intangible assets for TAC-Trim which are assumed to have a value of $10 million and a 10 year life for purposes of the pro forma results. C&A is unable to accurately estimate the value of intangible assets acquired in this transaction and believes the value may range from zero to $20 million. The allocation of the purchase price for the TAC-Trim acquisition is preliminary and will be revised upon the completion of the fixed asset and intangible asset appraisals, which are in progress. Pending the completion of these appraisals, C&A is not able to estimate the ultimate purchase price which will be allocated to fixed assets, nor is C&A able to estimate the type and value of specifically identifiable intangible assets acquired. Accordingly, as the appraisals are completed it is likely that additional depreciation expense as well as specifically identifiable assets and the related amortization will be recorded in future periods. Accordingly, C&A's historical results do not reflect amortization related to intangible assets. Appraisals for Becker and Joan were performed during 2001 and the related allocation of purchase price was completed. As a result of these appraisals, no value was assigned to acquired intangible assets.

           The $0.9 million pro forma adjustment reflected herein represents amortization of estimated fair value adjustments to establish the Becker non-compete agreement arising from the Becker acquisition, which is amortized on a straight-line basis over the five-year term of the agreement.

(d) In connection with the TAC-Trim acquisition, certain purchase accounting adjustments for TAC-Trim pensions and other post-retirement benefit plans will be necessary. These adjustments reflect the net effect on historically recorded benefit expenses as if the transactions had occurred on January 1, 2001 and primarily result from a decrease in the funded status of the pension plan and conventional purchase accounting adjustments, offset by savings derived from a change to a cash balance plan (as provided by the amended TAC-Trim acquisition agreement).

     5. Represents the increase in interest expense to reflect the impact of
(i) the elimination of interest expense reflected in the historical financial statement, which is replaced by (ii) interest expense resulting from the acquisition pro forma debt structure, and (iii) the amortization of financing costs over the terms of the corresponding debt and the decrease in interest expense to reflect the impact of the new pro forma debt structure resulting from this offering. A summary follows (in millions):





                                                                       TWELVE MONTHS
                                                                           ENDED
                                                                      MARCH 31, 2002     OFFERING
                                                                     ----------------   ---------
   Interest on Revolving Credit Facility (a) .....................       $     --        $   --
   Interest on Tranche A Facility (a) ............................            7.2        $ (1.8)
   Interest on Tranche B Facility (a) ............................           22.2          (5.6)
   Interest on Products 11 1/2% Senior Subordinated Notes ........           46.0            --
   Interest on Products 10 3/4% Senior Notes .....................           53.8            --
   Other (b) .....................................................            7.9            --
                                                                         --------        ------
      Subtotal ...................................................          137.1          (7.4)
   Amortization of debt issue costs (c) ..........................           10.7          (0.9)
                                                                         --------        ------
      Interest expense under new debt structure ..................          147.8        $ (8.3)
   Less: historical interest expense .............................         (108.2)
                                                                         --------
      Net increase ...............................................       $   39.6
                                                                         ========



----------
(a) The interest on the revolving credit facility and the tranche A term loan facility is variable based on LIBOR plus 3.75%, with a minimum LIBOR rate of 3.00%. The assumed interest rate of 7.16% was in effect during the period. The interest on the tranche B term loan facility is variable based on LIBOR plus 4.00%, with a minimum LIBOR rate of 3.00%. The assumed interest rate of 7.41% was in effect during the period. Based on $100 million of borrowings under the tranche A term loan facility and $300 million of borrowings under the tranche B term loan facility a 0.125% increase or decrease in the assumed weighted average interest rate for the term loans would change pro forma interest expense by $0.4 million for the twelve months ended March 31, 2002.


           Offering adjustments assume the repayment of the tranche A and the tranche B facilities on a pro rata basis.

(b) Other includes interest on foreign debt, commitment fees and letters of credit fees.

(c) Debt issuance costs are amortized over the term of the corresponding agreements ranging from 4 to 10 years. Offering adjustment represents write-off of unamortized debt issurance costs allocable to the debt being repaid.


     6. Represents the elimination of historical loss on sale of receivables and replacement with the pro forma loss on sale of receivables. The resulting pro forma loss on sale of receivables assumes the sale of $183.3 million of receivables and an effective rate of 3.52% (commercial paper rate at December 31, 2001, plus 1.50%).

     7. Represents the preferred stock requirements on Products Preferred Stock issued as part of the TAC-Trim acquisition (in millions):






                                                                           TWELVE MONTHS ENDED
                                                                             MARCH 31, 2002      OFFERING
                                                                          -------------------- -----------
Products Preferred Stock requirements calculated using the effective interest method (annual dividend rate of 11%, escalating to 15%) on the
 carrying value of $82.2 million (Series A)..............................       $  26.7          $ (19.3)
Products Preferred Stock requirements calculated using the effective interest method (annual dividend rates of 12%, escalating to 16%) on the
 carrying value of $64.7 million (Series B and C)........................          22.5               --
Less: historical preferred stock requirements recorded ..................         (13.6)              --
                                                                                -------          -------
                                                                                $  35.6          $ (19.3)
                                                                                =======          =======



     Offering adjustment gives effect to the $100 million repurchase of $133 million liquidity preference of Series A preferred stock of Products with a carrying value of $60 million. The $40 million excess over the carrying value is reflected as a reduction of equity and deducted from income for continuing operations in arriving at income available to common shareholders.

     The terms of our debt instruments are expected to place significant restrictions on our ability to pay cash dividends. The computation assumes dividends are paid quarterly. The terms of the instruments allow dividends to be accumulated. If dividends were not paid the preferred stock requirements would increase $1.0 million.

     8. This adjustment gives effect to equity accounting for our 50% investment in TAC-Trim Italy's parent company net losses of $7.6 million. This adjustment also reverses the $42.6 million loss realized by TAC-Trim on the Textron Leasing Transaction and is reflected in their historical financial statements as a one-time expense.

     9. Represents the estimated tax effect of the foregoing adjustments at the C&A marginal tax rates. Such adjustment recognizes Products Preferred Stock requirements as permanent differences. In addition, the adjustment reflects the net additional tax for Becker and Joan as if the acquired companies were taxed as C-corporations for all periods presented at C&A's marginal tax rates.

                  UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
                            STATEMENT OF OPERATIONS
                     FOR THE YEAR ENDED DECEMBER 31, 2001
                 (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)


                                         1/1/01-   1/1/01-     1/1/01-
                                         6/30/01   9/20/01     12/20/01
                               C&A        BECKER     JOAN      TAC-TRIM
                          ------------- --------- --------- -------------
Net sales ...............   $ 1,823.3    $ 97.3    $  94.6   $  1,590.0
Cost of goods sold ......     1,604.5      91.2       75.9      1,430.3
                            ---------    ------    -------   ----------
Gross profit ............       218.8       6.1       18.7        159.7
Selling, general and
 administrative
 expenses ...............       164.4      11.1        3.2         83.0
Restructuring charges ...        18.8       1.2         --         10.2
                            ---------    ------    -------   ----------
Operating income ........        35.6      (6.2)      15.5         66.5
Interest expense, net ...        84.3       3.2        2.6          8.2
Loss on sale of
 receivables ............        10.8        --         --           --
Products preferred
 stock requirements .....         2.4        --         --           --
Other (income)
 expense, net ...........         6.4      (0.2)      (0.1)        38.8
                            ---------    ------    -------   ----------
Income (loss) from
 continuing
 operations before
 income taxes ...........       (68.3)     (9.2)      13.0         19.5
Income tax expense
 (benefit) ..............       (18.6)     (1.8)       5.7          8.4
                            ---------    ------    -------   ----------
Income (loss) from
 continuing
 operations .............  $    (49.7)  $  (7.4)   $   7.3   $     11.1
                           ==========   =======    =======   ==========
Reflects the one-for-2.5 reverse stock split announced on May 17, 2002
Income (loss) from continuing operations per common share:
 Basic and diluted ....................................................
Average common shares outstanding:
 Basic and diluted ....................................................

                                            PRO FORMA ADJUSTMENTS
                          ---------------------------------------------------------
                                                                                         PRO
                                                                        OFFERING        FORMA
                            TAC-TRIM                                    ADJUST-         AS AD-
                            ITALY(1)         OTHER       PRO FORMA       MENTS          JUSTED
                          ------------ ---------------- ----------- --------------- -------------
Net sales ...............   $ (124.2)     $      --        3,481.0          --       $ 3,481.0
Cost of goods sold ......     (145.0)         (30.1)(2)    3,026.8          --         3,026.8
                            --------      ---------        -------          --       ---------
Gross profit ............       20.8           30.1          454.2          --           454.2
Selling, general and
 administrative
 expenses ...............       (8.1)          (6.6)(3)      247.0          --           247.0
Restructuring charges ...         --             --           30.2          --            30.2
                            --------      ---------        -------          --       ---------
Operating income ........       28.9           36.7          177.0                       177.0
Interest expense, net ...       (1.0)          52.1 (4)      149.4        (8.8)(4)       140.6
Loss on sale of
 receivables ............         --           (4.3)(5)        6.5          --             6.5
Products preferred
 stock requirements .....         --           46.2 (6)       48.6       (19.3)           29.3
Other (income)
 expense, net ...........        3.4          (32.4)(7)       15.9          --            15.9
                            --------      ---------        -------       -----       ---------
Income (loss) from
 continuing
 operations before
 income taxes ...........       26.5          (24.9)        (43.4)         28.1           (15.3)
Income tax expense
 (benefit) ..............        9.5            8.7 (8)       11.9          3.6           15.5
                            --------      ---------       --------       ------      ----------
Income (loss) from
 continuing
 operations .............   $   17.0      $   (33.6)        (55.3)         24.5      $    (30.8)
                            ========      =========       ========       ======      ==========
Reflects the one-for-2.5 reverse stock split announced on May 17, 2002
Income (loss) from continuing operations per common share:
 Basic and diluted ..............................................................   $     (0.41)
Average common shares outstanding:
 Basic and diluted ..............................................................         76.1
                                                                                    ===========


See notes to Unaudited Pro Forma Condensed Consolidated Statements of Operations

              NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
                            STATEMENT OF OPERATIONS

     The Unaudited Pro Forma Condensed Consolidated Statement of Operations for the year ended December 31, 2001 reflects results of operations for Becker, Joan and TAC-Trim independently through the acquisition dates of July 3, 2001, September 21, 2001 and December 20, 2001, respectively. Subsequent to the acquisition dates, results of operations for Becker, Joan and TAC-Trim have been included in the results of operations of C&A.

     The unaudited pro forma condensed consolidated statement of operations includes adjustments necessary to reflect the estimated effect of the Acquisitions, Financings, the February 2001 Heartland equity investment and the Textron Leasing Transaction as if they had occurred on January 1, 2001.


     1. The statement of operations for TAC-Trim reflects a 90% consolidated interest in Textron Automotive Italia S.r.l. ("TAC-Trim Italy"). The TAC-Trim acquisition provides for the acquisition of only 50% of TAC-Trim Italy's parent company and gives both parties significant participatory rights. This adjustment provides for the removal of TAC-Trim Italy. See footnote 7 for the adjustment to account for C&A's corresponding 50% equity investment in TAC-Trim Italy's parent company.


     2. Represents pro forma adjustments to decrease cost of goods sold for the respective entries as follows (in millions):



                                                                                  YEAR ENDED DECEMBER 31, 2001
                                                                        ------------------------------------------------
                                                                          BECKER        JOAN      TAC-TRIM       TOTAL
                                                                        ----------   ---------   ----------   ----------
Depreciation ....................................            (a) (e)      $ (0.2)     $   --      $  (7.7)     $  (7.9)
Joan purchase savings ...........................            (b)              --        (0.4)          --         (0.4)
Cost associated with leases not assumed .........            (c)              --        (0.3)          --         (0.3)
Material purchase savings .......................            (d)              --          --           --         (3.6)
Textron Leasing Transaction .....................            (e)              --          --          9.6          9.6
Purchase accounting adjustment to customer
 supply contracts ...............................            (f)              --          --        (27.5)       (27.5)
                                                                                                               -------
                                                                                                               $ (30.1)
                                                                                                               =======


----------
(a) Represents (i) decreased depreciation expense, primarily resulting from the reduction in value of leasehold improvements for leases on facilities to be closed in connection with the Becker acquisition, and (ii) decreased depreciation expense from the reduction of assets resulting from the Textron Leasing Transaction.

(b) In connection with the Joan acquisition, Collins & Aikman entered into a contract with a company owned by the selling shareholder to purchase flat woven goods. The adjustment reflects the difference between historical and contractually agreed prices applied to actual purchases made from the previously related party supplier during the periods indicated.

(c) Adjustment reflects costs associated with leases not assumed on Joan facilities contractually excluded from the Joan acquisition. All other costs associated with the retained business continue to be reflected in the Unaudited Pro Forma Condensed Consolidated Statement of Operations.

(d) Collectively, Collins & Aikman, Becker and TAC-Trim have both common suppliers and common commodity purchases. The adjustment reflects purchase savings mathematically derived from the lowest historically contracted pricing applied to actual purchase volumes during the pro forma periods presented.


(e) The adjustments reflect the impact of the Textron Leasing Transaction completed in connection with the transactions. Assuming the Textron Leasing Transaction had occurred on January 1, 2001, we would have replaced depreciation expense with lease expense. The estimated depreciation expense associated with the assets included in the Textron Leasing Transaction was $7.7 million for the year ended December 31, 2001. The estimated lease expense from the Textron Leasing Transaction would have been $9.6 million for the same period.

(f) The adjustments reflect the impact of purchase accounting adjustments to customer supply contracts.

     3. Represents pro forma adjustments to increase/(decrease) selling, general and administrative expense as follows (in millions):




                                                                              YEAR ENDED DECEMBER 31, 2001
                                                                    ------------------------------------------------
                                                                      BECKER        JOAN      TAC-TRIM       TOTAL
                                                                    ----------   ---------   ----------   ----------
Elimination of related party management fees
 and other ..........................................    (a)          $ (1.4)     $   --       $   --       $ (1.4)
Elimination of certain management positions .........    (b)            (0.4)       (0.3)        (2.7)        (3.4)
Amortization ........................................    (c)             1.8          --           1.0         2.8
TAC-Trim employee benefit plan adjustments ..........    (d)              --          --           2.2         2.2
Net increase in parent company management
 fee ................................................    (e)              --          --           --           .3
                                                                                                            ------
                                                                                                               0.5
 Less: Historical goodwill amortization .............                                                         (7.1)
                                                                                                            ------
                                                                                                            $ (6.6)
                                                                                                            ======


----------
(a) Represents adjustment to eliminate related party management fees and other fees historically paid by Becker to its related parties. The management and oversight function will be replaced by support provided by Collins & Aikman and Heartland (see 3(e) for the net increase in quarterly advisory fees).
(b) Reflects the elimination of compensation and benefits costs of certain executive management positions that are redundant with existing positions. The selling companies are primarily responsible for severance costs associated with these individuals. Collins & Aikman anticipates incurring $0.6 million in severance costs relating to these individuals. Such costs are not reflected in the unaudited pro forma condensed consolidated financial statement.


(c) Reflects amortization of historical intangible assets for TAC-Trim which are assumed to have a value of $10 million and a 10 year life for purposes of the pro forma results. C&A is unable to accurately estimate the value of intangible assets acquired in this transaction and believes the value may range from zero to $20 million. The allocation of the purchase price for the TAC-Trim acquisition is preliminary and will be revised upon the completion of the fixed asset and intangible asset appraisals, which are in progress. Pending the completion of these appraisals, C&A is not able to estimate the ultimate purchase price which will be allocated to fixed assets, nor is C&A able to estimate the type and value of specifically identifiable intangible assets acquired. Accordingly, as the appraisals are completed it is likely that additional depreciation expense as well as specifically identifiable assets and the related amortization will be recorded in future periods. Accordingly, C&A's historical results do not reflect amortization related to intangible assets. Appraisals for Becker and Joan were performed during 2001 and the related allocation of purchase price was completed. As a result of these appraisals, no value was assigned to acquired intangible assets.

           The $1.8 million pro forma adjustment reflected herein represents amortization of estimated fair value adjustments to establish the Becker non-compete agreement arising from the Becker acquisition, which is amortized on a straight-line basis over the five-year term of the agreement.

(d) In connection with the TAC-Trim acquisition, certain purchase accounting adjustments for TAC-Trim pensions and other post-retirement benefit plans will be necessary. These adjustments reflect the net effect on historically recorded benefit expenses as if the transactions had occurred on January 1, 2001 and primarily result from a decrease in the funded status of the pension plan and conventional purchase accounting adjustments, offset by savings derived from a change to a cash balance plan (as provided by the amended TAC-Trim acquisition agreement).


(e) Represents the net additional quarterly advisory fee contractually arranged with Heartland.



     4. Represents the increase in interest expense to reflect the impact of
(i) the elimination of interest expense reflected in the historical financial statement, which is replaced by (ii) interest expense resulting from the acquisition pro forma debt structure, and (iii) the amortization of financing costs over the terms of the corresponding debt and the decrease in interest expense to reflect the impact of the new pro forma debt structure resulting from this offering. A summary follows (in millions):





                                                                    YEAR ENDED
                                                                DECEMBER 31, 2001   OFFERING
                                                               ------------------- ---------
   Interest on Revolving Credit Facility (a) .................       $    --        $   --
   Interest on Tranche A Facility (a) ........................           7.8          (1.9)
   Interest on Tranche B Facility (a) ........................          24.0          (6.0)
   Interest on Products 11 1/2% Senior Subordinated Notes ....          46.0            --
   Interest on Products 10 3/4% Senior Notes .................          53.8            --
   Other (b) .................................................           7.7            --
                                                                     -------        ------
      Subtotal ...............................................         139.3          (7.9)
   Amortization of debt issue costs (c) ......................          10.7          (0.9)
                                                                     -------        ------
      Interest expense under new debt structure ..............         150.0        $ (8.8)
                                                                                    ======
   Less: historical interest expense .........................         (97.9)
                                                                     -------
      Net increase ...........................................       $  52.1
                                                                     =======

----------

(a) The interest on the revolving credit facility and the tranche A term loan facility is variable based on LIBOR plus 3.75%, with a minimum LIBOR rate of 3.00%. The assumed interest rate of 7.75% was in effect during the period. The interest on the tranche B term loan facility is variable based on LIBOR plus 4.00%, with a minimum LIBOR rate of 3.00%. The interest rate of 8.00% was in effect during the period. Based on $100 million of borrowings under the tranche A term facility and $300 million of borrowings under the tranche B term facility, a 0.125% increase or decrease in the assumed weighted average interest rate for the term loans would change pro forma interest expense by $0.4 million for the year ended December 31, 2001.


           Offering adjustments assume the repayment of $25 million and $75 million under the tranche A term facility and tranche B facility, on a pro rata basis.


(b) Other includes interest on foreign debt, commitment fees and letters of credit fees.


(c) Debt issuance costs are amortized over the term of the corresponding agreements ranging from 4 to 10 years. Offering adjustment represents write-off of unamortized debt issuance costs allocable to the debt being repaid.


     5. Represents the elimination of historical loss on sale of receivables and replacement with the pro forma loss on sale of receivables. The resulting pro forma loss on sale of receivables assumes the sale of $183.3 million of receivables and an effective rate of 3.52% (commercial paper rate at December 31, 2001, plus 1.50%).


     6. Represents the preferred stock requirements on Products Preferred Stock issued as part of the TAC-Trim acquisition (in millions):





                                                                                YEAR ENDED
                                                                            DECEMBER 31, 2001    OFFERING
                                                                           ------------------- -----------
 Products Preferred Stock requirements calculated using the effective interest method (annual dividend rate of 11%, escalating to 15%) on the
  carrying value of $82.2 million (Series A)..............................       $  26.5         $ (19.3)
 Products Preferred Stock requirements calculated using the effective interest method (annual dividend rates of 12%, escalating to 16%) on the
  carrying value of $64.7 million (Series B and C)........................          22.1              --
 Less: historical preferred stock requirements recorded ..................          (2.4)             --
                                                                                 -------         -------
                                                                                 $  46.2         $ (19.3)
                                                                                 =======         =======



     Offering adjustment gives effect to repurchase of $100 million liquidation preference of Products Preferred Stock, Series A with a carrying value of $60 million. The $40 million excess over the carrying value is reflected as a reduction of equity and available to common shareholders.


     The terms of our debt instruments are expected to place significant restrictions on our ability to pay cash dividends. The computation assumes dividends are paid quarterly. The terms of the instruments allow dividends to be accumulated. If dividends were not paid the preferred stock requirements would increase $1.0 million.


     7. This adjustment gives effect to equity accounting for our 50% investment in TAC-Trim Italy's parent company in the net losses in TAC-Trim Italy ($10.2 million). See footnote 1 for further discussion on the equity investment in TAC-Trim Italy's parent company. This adjustment also reverses the $42.6 million loss on the Textron Leasing Transaction reflected in their historical financial statements.


     8. Represents the estimated tax effect of the foregoing adjustments at C&A's marginal tax rates. Such adjustment recognizes Products Preferred Stock requirements as permanent differences. In addition, the adjustment reflects the net additional tax for Becker and Joan as if the acquired companies were taxed as C-corporations for all periods presented at C&A's marginal tax rates.

                  UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
                            STATEMENT OF OPERATIONS
                   FOR THE THREE MONTHS ENDED MARCH 31, 2002
                 (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)






                                                              C&A            OTHER           OFFERING        PRO FORMA
                                                          -----------   --------------   ---------------   ------------
Net sales .............................................     $ 914.8        $   --           $    --          $ 914.8
Cost of goods sold ....................................       783.7            --                --            783.7
                                                            -------        ------           -------          -------
Gross profit ..........................................       131.1            --                --            131.1
Selling, general and administrative expenses ..........        66.2           0.2 (1)            --             66.4
Restructuring charges .................................         9.1            --                --              9.1
                                                            -------        ------           -------          -------
Operating income ......................................        55.8          (0.2)               --             55.6
Interest expense, net .................................        37.3            --              (1.9)(2)         35.4
Loss on sale of receivables ...........................         1.1            --                --              1.1
Products Preferred Stock requirements .................        11.2            --              (3.5)(3)          7.7
Other expense, net ....................................         6.3            --                --              6.3
                                                            -------        ------           -------          -------
Income (loss) from continuing operations before
 income taxes .........................................        (0.1)         (0.2)              5.4              5.1
Income tax expense (benefit) ..........................         5.9            --               0.8              6.7
                                                            -------        ------           -------          -------
Income (loss) from continuing operations ..............    $   (6.0)       $ (0.2)          $   4.6          $   (1.6)
                                                           ========        ======           =======          ========
Reflects one for 2.5 reverse stock split approved
 May 15, 2002
Income (loss) from continuing operations per
 common share:
 Basic and diluted ...................................................................................      $   (0.02)
Average common shares outstanding:
 Basic and diluted ...................................................................................          76.3
                                                                                                            =========



See notes to Unaudited Pro Forma Condensed Consolidated Statements of
                                   Operations

     1. Reflects amortization of historical intangible assets for TAC-Trim which are assumed to have a value of $10 million and a 10 year life for purposes of the pro forma results. C&A is unable to accurately estimate the value of intangible assets acquired in this transaction and believes the value may range from zero to $20 million. Accordingly, C&A's historical results do not reflect amortization related to intangible assets. Appraisals for Becker and Joan were performed during 2001 and the related allocation of purchase price was completed. As a result of these appraisals, no value was assigned to acquired intangible assets.


     2. Reflects $1.7 million reduction in interest expense assuming a rate of 6.75% for the Tranche A term loan facility and 7.0% for the Tranche B term loan facility and a $0.2 million reduction in amortization of debt issue costs. The Tranche A and Tranche B term loan facilities are assumed to be repaid on a pro rata basis.


     3. Represents the adjustment resulting from the $100.0 million repurchase of $133.3 million liquidation preference of Products Preferred Stock, Series A.

           UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                                 MARCH 31, 2002
                                 (IN MILLIONS)





                                                                     C&A            OFFERING         PRO FORMA
                                                                ------------   -----------------   ------------
Current Assets:
 Cash and cash equivalents ..................................    $    92.1        $   273.0(1)      $   365.1
 Accounts receivable, net ...................................        487.4               --             487.4
 Inventories ................................................        143.8               --             143.8
 Other ......................................................        148.4               --             148.4
                                                                 ---------        -----------       ---------
   Total current assets .....................................        871.7            273.0           1,144.7
Property, plant and equipment, net ..........................        614.2               --             614.2
Deferred tax assets .........................................        132.9               --             132.9
Goodwill and other assets ...................................      1,481.2             (3.4)(2)       1,477.8
                                                                 ---------        -----------       ---------
TOTAL ASSETS ................................................    $ 3,100.0        $   269.6         $ 3,369.6
                                                                 =========        ===========       =========
Current Liabilities:
 Short-term borrowings                                           $    33.0        $     --          $    33.0
 Current maturities of long-term debt .......................         22.2              --               22.2
 Accounts payable ...........................................        531.7               --             531.7
 Accrued expenses ...........................................        295.7             (1.4)(2)         294.3
                                                                 ---------        -----------       ---------
   Total current liabilities ................................        882.6             (1.4)            881.2
Existing long-term debt .....................................      1,276.4           (100.0)          1,176.4
Other, including post-retirement benefit obligation .........        417.6               --             417.6
Products Preferred Stock, mandatorily redeemable
 in 2012 ....................................................        160.5            (60.0)(3)         100.5
STOCKHOLDERS' EQUITY ........................................        362.9            431.0 (3)         793.9
                                                                 ---------        -----------       ---------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY ..................    $ 3,100.0        $   269.6         $ 3,369.6
                                                                 =========        ===========       =========



----------
1. Represents net cash proceeds of the offering not utilized to repurchase Products Preferred Stock or repay indebtedness.

2. Represents write-off of deferred financing costs associated with the portion of the tranche A term loan and tranche B term loan to be repaid and the related tax impact.

3. Represents the reduction in carrying value of Products Preferred Stock as a result of the repurchase. The $100.0 million cash payment for the repurchase of Products Series A preferred stock is at a price of approximately 75% of its liquidation preference of $133.3 million. The $133.3 million of liquidation preference was initially valued at $60.0 million. The difference between the $60.0 million reduction in carrying value and the $100.0 million cash payment is accounted for as a reduction to stockholders' equity.

4. Represents $473.0 million of net offering proceeds (allocated $465.0 million to other paid-in capital and $8.0 million to common stock) less a $40.0 million reduction to stockholders equity resulting from the repurchase of Products Series A preferred stock and a $2.1 million, net of tax adjustment for deferred financing costs described above.

                      SELECTED HISTORICAL FINANCIAL DATA


     The following table sets forth our selected financial data for the fiscal years ended December 27, 1997, December 26, 1998, December 25, 1999, December 31, 2000 and December 31, 2001 and the three months ended March 31, 2001 and 2002. The selected financial information for the fiscal years ended December 25, 1999 and December 31, 2000 has been derived from C&A's historical consolidated financial statements incorporated by reference in the prospectus supplement, which have been audited by Arthur Andersen LLP, independent accountants (see "Change in Accountants" in our Annual Report on Form 10-K for the year ended December 31, 2001, which is incorporated by reference in this prospectus supplement). The selected financial information for the fiscal years ended December 27, 1997 and December 26, 1998 has also been derived from C&A's historical consolidated financial statements audited by Arthur Andersen LLP. The selected financial information for the fiscal year ended December 31, 2001 has been derived from C&A's historical consolidated financial statements incorporated by reference in the prospectus supplement, which have been audited by PricewaterhouseCoopers LLP, independent accountants. The selected financial information for the three month periods ended March 31, 2002 and March 31, 2001 has been derived from C&A's unaudited historical condensed financial statements, which, in the opinion of management, include all adjustments, including usual recurring adjustments, necessary for the fair presentation of that information for such period.

     The data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Unaudited Pro Forma Financial Information" and the historical consolidated financial statements and related notes for C&A, Becker, Joan and TAC-Trim incorporated by reference in the prospectus supplement. All per share data gives effect to the one-for-2.5 reverse stock split.





                                                   FISCAL YEAR ENDED (1)
                          -------------------------------------------------------------------------   THREE MONTHS     THREE MONTHS
                           DECEMBER 27,  DECEMBER 26,   DECEMBER 25,   DECEMBER 31,   DECEMBER 31,       ENDED            ENDED
                               1997          1998           1999           2000           2001       MARCH 31, 2001   MARCH 31, 2002
                          ------------- -------------- -------------- -------------- -------------- ---------------  ---------------
                                                           (DOLLARS IN MILLIONS)
STATEMENT OF OPERATIONS
 DATA:
 Net Sales ............... $   1,629.3   $   1,825.5    $   1,898.6    $   1,901.8    $   1,823.3      $   453.1        $   914.8
 Gross Profit ............       233.2         248.2          284.7          266.6          218.8           58.8            131.1
 Selling, general and
  administrative
  expenses (excluding
  goodwill
  amortization) ..........       119.4         142.7          145.8          151.4          157.3           36.4             66.2
 Restructuring charge
  and impairment of
  long-lived assets (2) ..        22.6            --           33.4             --           18.8            9.2              9.1
 Goodwill amortization ...         6.7           7.0            7.0            7.1            7.1            1.8               --
 Operating income ........        84.5          98.5           98.5          108.1           35.6           11.4             55.8
 Interest expense, net
  (3) ....................        77.6          82.0           92.1           96.6           84.3           23.3             37.3
 Products Preferred
  Stock Requirements .....          --            --             --             --            2.4             --             11.2
 Loss on sale of
  receivables (4) ........         4.7           6.1            5.4            9.2           10.8            1.4              1.1
 Income (loss) from
  continuing operations
  before income taxes ....         2.9           5.2           (1.2)           0.8          (68.3)         (15.0)            (0.1)
 Income tax expense
  (benefit) ..............        13.0           5.3            0.2            2.2          (18.6)          (7.9)             5.9
 Loss from continuing
  operations .............       (10.1)          (.1)          (1.4)          (1.4)         (49.7)          (7.1)            (6.0)
 Income from
  discontinued
  operations, including
  disposals, net of
  income taxes ...........       166.0            --             --            6.6            8.8             --               --
 Income (loss) before
  extraordinary items
  and cumulative effect
  of a change in
  accounting principle ...       156.0           (.1)          (1.4)           5.2          (40.9)          (7.1)            (6.0)
 Net income (loss) (5) ...       155.2          (3.8)         (10.2)           4.5          (46.2)          (7.4)            (6.0)

                                                    FISCAL YEAR ENDED (1)
                          --------------------------------------------------------------------------
                                                                                                       THREE MONTHS    THREE MONTHS
                           DECEMBER 27,   DECEMBER 26,   DECEMBER 25,   DECEMBER 31,   DECEMBER 31,       ENDED           ENDED
                               1997           1998           1999           2000           2001       MARCH 31, 2001  MARCH 31, 2002
                          -------------- -------------- -------------- -------------- -------------- --------------- ---------------
                                                            (DOLLARS IN MILLIONS)
Per Share Data:
 Historical ..............
 Loss from continuing
  operations per basic
  and diluted share ......       (0.15)            --          (0.02)         (0.03)         (0.51)         (0.10)          (0.04)
 Addback goodwill
  amortization ...........         0.10           0.11           0.11           0.11           0.07           0.03             --
                            -----------     ----------    -----------    -----------    -----------     ----------     ----------
 As adjusted .............       (0.05)           0.11           0.09           0.08         (0.44)         (0.07)          (0.04)
 Dividends per share .....          --             --            0.81            --             --             --              --
Giving effect to reverse
 stock split
 Loss from continuing
  operations per basic
  and diluted share ......       (0.38)            --          (0.06)         (0.06)         (1.28)         (0.25)          (0.09)
 Addback goodwill
  amortization ...........         0.25           0.27           0.28           0.28           0.18           0.06             --
                            -----------     ----------    -----------    -----------    -----------     ----------     ----------
 As adjusted .............       (0.13)           0.27           0.22           0.22         (1.10)         (0.19)          (0.09)
 Dividends per share .....          --             --            2.03            --             --             --              --
BALANCE SHEET DATA (AT
 PERIOD END):
 Total assets ............ $   1,302.4     $  1,382.2    $   1,348.9    $   1,280.3    $   2,993.4     $  1,281.2     $   3,100.0
 Long-term debt,
  including current
  portion ................       772.9          866.0          912.5          884.0        1,301.9          821.2         1,298.6
 Common stockholders'
  equity (deficit) .......       (66.9)         (79.8)        (151.1)        (154.9)         374.7          (64.6)          362.9
OTHER DATA (FROM
 CONTINUING OPERATIONS):
 Capital expenditures .... $      56.5     $     95.8    $      86.4    $      69.0    $      54.5     $     10.7     $      27.4
 Depreciation and
  amortization ...........        58.8           67.1           71.4           74.7           81.8           20.1            29.1


----------
(1) The year 2001 was a calendar year; fiscal year 2000 had 53 weeks; all other fiscal years had 52 weeks.

(2) In 2001, we recorded a restructuring charge consisting of $7.6 million in asset impairments and $11.2 million primarily related to severance accruals. In 1999, we recorded a restructuring charge consisting of $13.4 million in asset impairments and $20.0 million primarily related to severance accruals. In 1997, we wrote down fixed assets by $5.1 million and reduced goodwill by $17.5 million to reflect impairments in the carrying values of certain assets and goodwill associated with two of our manufacturing facilities.

(3) Excludes amounts allocated to discontinued operations totaling $12.5 million in 1997. No amounts were allocated to discontinued operations in 2001, 2000, 1999 and 1998.

(4) Excludes amounts allocated to discontinued operations totaling $0.6 million in 1997. No amounts were allocated to discontinued operations in 2001, 2000, 1999 and 1998.

(5) In 1999, we recorded an $8.8 million charge for the cumulative effect of a change in accounting principle related to start-up costs.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS


GENERAL


     We are a global leader in the design, engineering and manufacturing of automotive interior components, including instrument panels, fully assembled cockpit modules, floor and acoustic systems, automotive fabric, interior trim and convertible top systems. We have the number one or two North American market share position in seven out of ten major automotive interior categories tracked by CSM Worldwide and are also the largest North American supplier of convertible top systems. We are a leading global supplier of fully assembled cockpit modules, a growing market segment. Sales are primarily made to North American and European automotive OEMs and Tier I integrators. In North America, we manufacture components for over 90% of all light vehicle production platforms. The automotive supply industry in which we compete is cyclical and is influenced by the level of North American and European vehicle production.


     Our net sales in 2001 were $1,823.3 million compared to $1,901.8 million in 2000. In fiscal year 2000, we changed our year-end to a calendar year-end. The 2000 fiscal year consisted of 53 weeks.


     In February 2001, Heartland acquired a controlling interest in C&A. Heartland is a private equity firm formed to focus on investments in industrial companies. As a result of the transaction, Heartland is entitled to elect a majority of C&A's Board of Directors. Heartland's strategy is to facilitate the growth of its controlled companies through acquisitions and internal growth. Since Heartland's initial investment in February 2001, we have aggressively pursued acquisitions in furtherance of our strategy to become a prime contractor to Tier I integrators and OEMs.



RECENT ACQUISITIONS


     We completed three key acquisitions in 2001. The acquisition of Becker Group L.L.C., a leading supplier of plastic components to the automotive industry, was completed in July 2001; the acquisition of Joan Automotive Industries, Inc., a leading supplier of body cloth to the automotive industry, and Joan's affiliated yarn dyeing operation, Western Avenue Dyers, L.P., was completed in September 2001. The Becker and Joan acquisitions were financed through issuances of C&A common stock, warrants to purchase C&A common stock, cash on hand and borrowings under a revolving credit facility and sales of the acquired companies' accounts receivable under the receivables facility. The TAC-Trim acquisition completed in December 2001, the refinancing of our then existing credit agreement and the replacement of the receivables facility were funded through the offering of $500 million in notes, the issuance of $160 million of C&A common stock for cash, borrowings under a new senior secured credit facility and sales of receivables under a new receivables facility. We also issued to Textron, the seller, 7.2 million shares of C&A common stock (after giving effect to our announced reverse stock split) and 0.3 million shares of Products Preferred Stock with an estimated fair value at the time of the acquisition of $160.9 million and $146.8 million respectively. Commitments under the new senior secured credit facility total $575 million, and are comprised of $400 million of term loans, and a $175 million revolving credit facility that allows funding of up to $75 million for Canadian subsidiaries in Canadian dollars.

     These acquisitions and financing transactions will substantially increase revenues and cash flow and have materially altered our capital and operating structure. As a result of these acquisitions and financing transactions, historical results of operations are not necessarily indicative of future results and will not be comparable. Key ratios and indicators may change as a result of the acquisitions. For example, while cockpit sales are expected to comprise an increasing portion of gross revenues, cockpits generally have a lower gross margin, partially offset by lower selling, general and administrative expenses. The cockpit business is generally less asset-intensive than our traditional businesses. Additionally, the integration of these three acquisitions into our company will be challenging, and we may not realize any or all of the cost savings or benefits that we expect. Given how recently these acquisitions have been completed, the cost savings and efficiencies associated with them have not been material to the periods discussed below.


RECENT DEVELOPMENTS

     On May 17, 2002, we announced a one-for-2.5 reverse stock split with a record date of May 28, 2002 and a distribution of non-transferable rights to purchase C&A common stock to all holders of C&A common stock as of May 28, 2002. Each shareholder (other than certain shareholders who have agreed to contractually waive their right to exercise rights) was granted one non-transferable right to purchase 0.40 shares of common stock per share of common stock held by such holder . Shareholders holding an aggregate of approximately 52,704,000 shares of common stock, including holders associated with Heartland, Charles E. Becker, Elkin McCallum and Textron (see "Principal Stockholders"), have agreed that they will not exercise their rights. This means that the rights offering will be exercisable for an aggregate of approximately 5,800,000 shares of common stock, after giving effect to the reverse stock split. The exercise price of the non-transferable rights is $12.50 per whole share of common stock for which the rights are exercisable, after giving effect to the reverse stock split. The non-transferable rights become exercisable for a 16-day minimum period once a registration statement for the issuance of the underlying shares has been declared effective by the Securities and Exchange Commission. We are obligated to use our best efforts to have a registration statement for the underlying shares declared effective prior to October 31, 2002, but such date will be extended, at the request of the underwriters for this offering, to the 180th day following the closing of this offering.


RESULTS OF OPERATIONS


 EBITDA UNDER OUR SENIOR CREDIT FACILITY

     For the information of prospective investors, we have made publicly available certain information concerning "EBITDA" as determined under and defined by our Credit Agreement, before and after add-backs. We believe this presentation permits investors to better monitor our credit agreement compliance and EBITDA as understood by the bank market.





                                                             THREE            NINE             TWELVE
                                                         MONTHS ENDED     MONTHS ENDED      MONTHS ENDED
                                                            3/31/02         12/31/01         3/31/2002
                                                        --------------   --------------   ---------------
                                                                          (IN MILLIONS)
Reported operating income ...........................      $  55.8
Depreciation and amortization .......................         29.1
Restructuring charge ................................          9.1
Non-cash write-offs .................................          2.0
                                                           -------         --------          --------
 "EBITDA" before Credit Agreement add-backs .........      $  96.0         $  255.3          $  351.3
Credit Agreement Add-backs
 Restructuring and cash integration costs ...........          9.8              2.5              12.3
 Other allowable cash charges, including Heartland
   advisory fee .....................................          1.0              3.0               4.0
                                                           -------         --------          --------
    "EBITDA" as per Credit Agreement ................      $ 106.8        $   260.8(1)      $   367.6(1)



----------
(1) There are stipulated amounts included in our defined "EBITDA" under our Credit Agreement for the second and third quarters of 2001 ($132.0 million and $73.4 million, respectively). For presentation purposes, we have deducted from "EBITDA" certain restructuring and cash integration costs and other cash charges permitted to be added back to operating income before depreciation, amortization, restructuring charged and other non-cash items in our EBITDA calculation in other periods.


     This EBITDA is not a GAAP measure of performance and is solely as defined under our credit agreement. In any event, EBITDA should not be considered as an alternative to net income as a measure of operating results or to cash flows as a measure of liquidity in accordance with generally accepted accounting principles.

 QUARTER ENDED MARCH 31, 2002 COMPARED TO QUARTER ENDED MARCH 31, 2001

     Net Sales: Net sales for the first quarter of 2002 increased 101.9%, or $461.7 million, to $914.8 million from the first quarter of 2001. Overall, the increase in net sales was primarily driven by C&A's acquisitions of TAC-Trim, Becker and Joan, which in the aggregate contributed $478.1 million compared to the sales in the period ended March 31, 2001. Excluding the impact of the Acquisitions, net sales decreased 3.6% from the same period last year. The decrease is due primarily to discontinued retail, non- automotive and low margin business, a decrease in industry production in Europe, customer price reductions and weaker foreign currencies offset by an increase in industry production in North America and new business awards.

     Net sales for the North American Automotive Interior Systems division (NAAIS) increased $361.3 million to $621.2 million from the first quarter of 2001. Excluding the impact of the TAC-Trim acquisition and the Becker acquisition, net sales for NAAIS decreased 3.0% from the same period last year. This reduction is due largely to discontinued retail business, customer price reductions and an unfavorable mix of the sale of plastic parts and a decline in sales for several GM passenger car programs, especially the GMX270. These decreases were partially offset by increased carpet and acoustic volumes due to higher North American car builds compared to the prior year.

     Net sales for the European Automotive Interior Systems division (EAIS) which includes South America increased 107.6% to $147.8 million from the first quarter of 2001. Excluding the acquisition of TAC-Trim sales declined 5.6%. The decrease is primarily due to the elimination of non-auto business, loss of certain programs and a 8.7% decline in light vehicle builds in the European market.

     Net sales for the Specialty Automotive Products division increased 19.8% to $145.8 million compared to the first quarter of 2001. Excluding the acquisition of Joan, net sales decreased 3.7%. The decrease is due primarily to the non-renewal of certain low margin headliner programs and a decrease in the sale of convertible systems, especially the Chrysler Sebring, offset by an increase in the Ford Thunderbird convertible volumes.

     Gross Margin: For the first quarter of 2002, gross margin was 14.3%, up from 13.0% in the comparable 2001 period. This increase was helped by the higher gross margin of the acquired companies, which had a combined gross margin of 15.1%. Excluding the acquired companies the gross margin increased to 13.5%. The increase is primarily due to purchasing and spending savings, improvements in operating performance and commercial recoveries in North America, partially offset by the decrease in volumes, the impact of launch costs associated with the BMW R50 (Mini) and quality performance at carpet operations in the United Kingdom.

     Selling, General and Administrative Expenses: Selling, general and administrative expenses for the first quarter of 2002 are $66.2 million compared to $38.2 million in the 2001 period. The increase is due to the additional costs assumed from the acquisitions. Due to headcount reductions; selling, general and administrative expenses as a percentage of sales declined from 8.4% in the first quarter 2001 to 7.2% in 2002.

     Restructuring Charge: During the first quarter 2002, C&A undertook a restructuring program costing $9.1 million compared to the restructuring program undertaken in the first quarter 2001 costing $9.2 million. The 2002 charge includes $5.5 million of severance costs and $3.6 million of future commitments.

     Operating Income Highlights by Division: The NAAIS results reflect improvement in operating performance across the division. The carpet and acoustics group experienced sales growth and resulting efficiencies driven by an increase in light vehicle build, as well as purchasing and spending savings, partially offset by a decline in the sales volumes at the Plastics & Cockpit business and the resulting inefficiencies due to a reduction in sales volumes associated with certain GM models.


     European operating performance was adversely impacted by the elimination of non-auto business and loss of numerous acoustics programs, business launch costs associated with the BMW R50 (Mini) and quality performance at our carpet operation in the United Kingdom.


     Specialty Automotive Products division margins improved significantly as compared to the first quarter of 2001 due to improved performance at the fabrics operations, offset by slightly lower performance in the convertible operations due largely to declines in the build volumes of certain models, particularly the Chrysler Sebring, offset by increases in the Ford Thunderbird.



     Interest Expense: Interest expense, net of interest income of $0.7 million for the first quarter of 2001, increased $14.0 million to $37.3 million for the first quarter of 2002. The increase in interest expense is primarily attributed to the $500.0 million 10 3/4 Senior Notes due 2011 issued in December 2001, an increase in the loans outstanding under our old senior credit facilities and an increase in the amortization of loan fees. These increases were offset by lower borrowing rates on our old senior credit facilities.

     Loss on Sale of Receivables: We sell on a continuous basis, through our Carcorp subsidiary, interests in a pool of accounts receivable. In connection with the receivable sales, a loss of $1.1 million was recognized during the first quarter of 2002, compared to a loss of $1.4 million for the first quarter of 2001. The decrease is primarily due to lower sales of eligible receivables and lower interest rates.

     Subsidiary Preferred Stock Requirements: In connection with the TAC-Trim acquisition on December 20, 2001, Products issued to Textron preferred stock with a liquidation value of $326.4 million and a estimated fair market value of $146.9 million. During the first quarter 2002, we accrued dividends and accretion of discount totaling $11.2 million.


     Other Expense (Income): We recognized other expense of $6.3 million in the first quarter of 2002, compared to other expense of $1.7 million in the first quarter of 2001. The increase in other expense resulted primarily from losses from an investment in an Italian joint venture, Textron Automotive Holdings S.r.L., acquired as part of the TAC-Trim acquisition.

     Income Taxes: On a quarterly basis, we make an estimate of our overall effective tax rate for the full year. The overall effective tax rate for the year fluctuates primarily due to changes in estimated income for the full year, and the mix of income and losses in different tax jurisdictions. We recognized income tax expense of $5.9 million in the first quarter of 2002 compared to an income tax benefit of $7.9 million in the first quarter of 2001. The increase in our reported tax rates for the quarter is primarily due to the impact of non--deductible preferred stock dividends and accretion.

     Net Income: The combined effect of the foregoing resulted in net loss of $6.0 million in the first quarter of 2002, compared to a net loss of $7.4 million in the first quarter of 2001.


 2001 COMPARED TO 2000

     Net Sales: Net sales for 2001 decreased 4.1% to $1,823.3 million, down $78.5 million from 2000. Excluding the favorable impact of sales from acquired businesses during 2001 of approximately $127.2 million, net sales would have decreased 10.8%. The reduction in net sales, excluding the effect of acquisitions, was primarily driven by a decrease in North American vehicle production of 10% versus 2000. We were particularly adversely impacted by the recession and declining consumer confidence as well as by the September 11th terrorist attacks in the United States. These factors led to substantially reduced inventory levels at our customers in the fourth quarter as customers sold vehicles in an uncertain and difficult economic environment. Sales for 2001 were also impacted by customer price reductions, and weaker Canadian and European currencies, partially offset by increased content and volume on certain North American vehicles.

     Net sales for NAAIS during 2001 were down 2.6% to $1,145.0 million, a decrease of $30.6 million from fiscal 2000. Excluding the favorable impact of sales from the TAC-Trim and Becker acquisitions during 2001 of approximately $95.8 million, net sales would have decreased 10.8%. While the decline in net sales, excluding the effect of the TAC-Trim and Becker acquisitions, is consistent with North American vehicle production, we benefited from increased acoustics content on the Ford Explorer and Chrysler Minivans, and higher volumes on GM's GMT 800 Series trucks versus the prior year. These increases were more than offset by greater volume reductions on the Cadillac Deville and other GM passenger cars, and the Ford Taurus and Econoline, where we have significant plastics content.


     Net sales for EAIS were down $26.3 million to $258.2 million during 2001, a decrease of 9.2% from fiscal 2000. The decrease in Europe was primarily due to the negative impact caused by changes in foreign currency exchange rates and customer price reductions. In addition, certain unprofitable product lines divested in the second half of 2000 as part of the closure of the Vastra Frolunda plant in 2000 accounted for the remaining decline in 2001.

     Net sales for the Specialty Automotive Products division decreased 4.9% to $420.1 million in 2001, down $21.6 million from 2000. Excluding the favorable impact of sales from the Joan acquisition during 2001 of approximately $31.4 million, net sales would have decreased 12.0%. The decrease, excluding the impact of the Joan acquisition, was due primarily to lower North American vehicle production and a reduction in headliner fabric business offset partially by increased Chrysler Sebring and Ford Thunderbird convertible volumes, as compared to fiscal 2000.

     Gross Margin: For 2001, gross margin was 12.0%, down from 14.0% in 2000. This decrease is primarily a result of decreased operating leverage related to lower volumes in both North America and Europe. Additionally, during 2001 gross margin was adversely impacted by the following items:

    o TAC-Trim Acquisition: Due to the closing of the TAC-Trim acquisition on December 20, 2001, we incurred eleven days of fixed costs during a normal industry shutdown period with less than $6 million in sales. This resulted in a gross margin loss for the eleven days of $4.2 million.

    o Launch Costs: We incurred launch costs during the second and third quarters of 2001 related to the Ford Thunderbird convertible program in our Specialty Automotive Products division. In Europe, our plastics facility in the UK experienced difficulties principally related to an outside paint supplier on the launch of the new BMW R50 (Mini) program during the second half of 2001.

    o Integration Costs: We incurred $2.5 million of costs during the fourth quarter of 2001 related to acquisition integration. The majority of these costs related to the Becker and Joan acquisitions.

    o Facility Closure Costs: In addition, during 2001, we incurred $2.5 million of costs related to the sale of the retail/commercial floormat business in North America and the shutdown of a small accessory floormat facility.

     These unfavorable items as well as the impact of customer price reductions were partially offset by purchasing savings, commercial recoveries and improvements in operating performance at NAAIS and our fabrics operations.

     Selling, General and Administrative Expenses: Selling, general and administrative expenses for 2001 were $164.4 million, compared to $158.5 million in 2000. Relative to 2001, the comparable 2000 period included an extra week of costs due to the fiscal year change mentioned earlier. The increase is primarily due to additional costs assumed from acquisitions ($7.4 million), credits in 2000 relating to a pension related actuarial benefit and the sale of property (totaling $2.0 million) and additional expense in 2001 related to management incentive compensation plans of $3.0 million. These items more than offset the benefit in 2001 of cost reductions from earlier restructuring programs and reduced spending. As a percentage of sales, selling, general and administrative expenses were 9.0% and 8.3% for 2001 and 2000, respectively.

     Restructuring Charge: During 2001, we undertook two restructuring programs resulting in charges totaling $18.8 million. The goal of the first quarter of 2001 restructuring program (charge of $9.2 million) was to de-layer management in the North American, European and Specialty operations. The second program resulted in a fourth quarter charge of $9.6 million. The objective of this program was to downsize three facilities in North America via better utilization of manufacturing and warehouse floor space (including associated headcount reductions) and to reduce headcount in our Mexican operations. The pre-tax $18.8 million charge includes $11.2 million of severance costs and $7.6 million of asset impairment charges.

     Operating Income Highlights by Division: Operating income at NAAIS declined to $73.9 million for 2001 from $87.2 million for the prior year. The decline in NAAIS operating income primarily reflected the impact of lower North American production volumes as well as customer price reductions and restructuring charges, partially offset by purchasing savings and improvements in operating performance at certain carpet and acoustic facilities in the United States. The results for 2001 also included costs of $3.2 million related to the sale of the retail/commercial floormat business and the shutdown of a small accessory floormat facility. These items were somewhat offset by commercial recoveries, changes in customer pricing accruals, incremental operating income from the Becker acquisition and benefits from restructuring actions.

     Operating income at EAIS declined to a loss of $22.3 million for 2001 from income of $1.1 million for 2000. The decline in EAIS operating income primarily reflected the impact of product mix and customer price reductions along with the recognition of restructuring charges. Additionally, EAIS operating performance was adversely impacted by launch costs associated with the BMW R50
(Mini) during the second half of 2001 as well as a $1.1 million loss on the sale of a small metal pressing operation in the UK in the third quarter of 2001. Benefits from earlier restructuring programs and purchasing savings reduced the negative impact of these items.

     Operating income at the Specialty Automotive Products division declined to $13.0 million for 2001 from $22.8 million for 2000. The decline in Specialty Automotive Products division operating income primarily reflects expenses incurred due to the ramp-up of the Chrysler Sebring convertible in the early part of 2001, the start-up of the new Ford Thunderbird convertible in mid-year 2001 and the impact of restructuring charges. Margins, as a percentage of sales, for the fabrics business remained consistent with 2000, as better operating performance and benefits of added volume from the Joan acquisition offset the margin impact of lower net sales driven by lower industry production and reduction in headliner fabric business.

     Interest Expense: Interest expense for 2001 decreased $12.3 million to $84.3 million as compared to 2000. The decrease in interest expense is primarily attributed to lower average debt balances resulting from the February 2001 Heartland equity investment, and lower borrowing rates in North America partially offset by increased amortization of debt issue costs resulting from the February 2001 Heartland equity investment. The benefit of working capital reductions and sale and leaseback transactions also offset increased borrowings related to acquisitions.

     Loss on Sale of Receivables: We sell on a continuous basis, through our Carcorp subsidiary, an interest in a pool of accounts receivable. In connection with the sale of accounts receivables, a loss of $10.8 million was recognized during 2001, compared to a loss of $9.2 million for 2000. Included in the 2001 and 2000 losses were up-front fees related to the new accounts receivable facilities put in place during both periods. In December 2001, we entered into a new larger facility in connection with the TAC-Trim acquisition, resulting in up-front fees of $5.6 million. During the first quarter of 2000, we incurred fees of $1.6 million associated with a new accounts receivable securitization replacing one that had expired. Excluding these expenses, the remaining decrease of $2.4 million, is primarily due to lower interest rates during 2001.



     Products Preferred Stock Requirements: Products issued to the seller preferred stock with a $326.0 million liquidation value and an estimated fair market value of $146.9 million in connection with the TAC-Trim acquisition. The 2001 charge represents dividends accrued of $1.5 million and accretion of discount of $0.9 million.


     Other Expense (Income): We recognized other expense of $6.4 million in 2001, compared to other expense of $1.5 million in 2000. The increase in other expense resulted primarily from an $8.1 million loss on the sale and leaseback of real estate transactions completed during the second and fourth quarters of 2001, offset by a gain of $6.1 million on shares received as result of the Prudential Financial demutualization and initial public offering. The remaining increase in expense is primarily due to higher foreign currency transaction losses.

     Income Taxes: We recognized an income tax benefit of $18.6 million in 2001 compared to an income tax expense of $2.2 million in 2000. The overall effective tax rate for 2001 was 27.2 percent compared to 276 percent for 2000. Certain state taxes and permanent differences, that do not fluctuate with income, such as non-deductible goodwill and dividends and accretion of preferred stock impacted the effective rate by: (1) reducing the effective tax rate when a loss exists and a tax benefit is recorded, or (2) increasing the effective tax rate when we have income and tax expense is recorded.

     Discontinued Operations: During 2001, we received payments on environmental claims related to discontinued operations of $14.5 million. During 2000, we settled claims for certain other environmental matters for $20.0 million. In fiscal 2001 and 2000, $8.8 million and $6.6 million were recorded as income from discontinued operations, respectively, net of income taxes of $5.7 million and $4.4 million, respectively.

     Extraordinary Charge: During 2001 and 2000, we recognized extraordinary charges of $5.3 million and $0.7 million, respectively. Of the 2001 charge, $5.0 million represents a charge off of debt issue costs associated with our old credit facility, which was replaced by a new credit facility entered into in conjunction with the TAC-Trim acquisition. In addition, during 2001 and 2000 charges were recorded in connection with the repurchase of JPS Automotive Senior Notes at prices in excess of carrying values of $0.3 million and $0.7 million, respectively.

     Net Income: The combined effect of the foregoing resulted in a net loss of $46.2 million for 2001, compared to net income of $4.5 million in 2000.

 2000 COMPARED TO 1999

     Our 2000 fiscal year consisted of 53 weeks as compared to a 52-week year in fiscal 1999. Therefore, all sales and associated costs and expenses were impacted by the longer reporting period in fiscal 2000. In a 53-week year, our policy is to include the additional week in the first quarter of the year.

     Net Sales: Net sales of $1,901.8 million for 2000 were relatively flat compared to the prior year. Net sales for the NAAIS division increased 2.1% to $1,175.6 million, up $23.9 million from 1999. The increase in sales was primarily driven by higher industry production volume as well as a favorable product mix. Net sales for the EAIS division decreased 7.1% to $284.5 million, down $21.9 million from 1999. This decrease was primarily due to the negative impact of foreign currency translation offset by slightly higher industry production volume. Net sales for the Specialty Automotive Products division were relatively flat with the prior year at $441.7 million. Production volume increases in the fabrics business were offset largely by lower convertible volumes, primarily due to a reduction in Chrysler Sebring production levels.


     Gross Margin: Gross margin was 14.0% in 2000, down from 15.0% in 1999. This decrease was primarily due to one-time costs related to various commercial customer recovery issues, performance issues at the Springfield, Tennessee operation, certain asset write-offs, lower convertible build volumes and operating issues relating to the relocation of headliner production to the Farmville, North Carolina facility. These decreases were partially offset by the benefits recognized from a restructuring program implemented in 1999 and 2000 and improved performance at the Manchester, Michigan plastics facility.


     Selling, General and Administrative Expenses: Selling, general and administrative expenses increased 3.8% to $158.6 million, up $5.8 million from 1999. The increase is primarily due to one-time costs related to the aforementioned commercial customer recovery issues and the impact of an additional week in the first quarter of fiscal 2000 partially offset by one-time pension-related actuarial benefits driven by the restructuring program and the reduction of our bonus accrual. As a percentage of sales, selling, general and administrative expenses increased to 8.3% in 2000, compared to 8.0% in 1999.

     Operating Income Highlights by Division: Operating income for the NAAIS division decreased by 2.5% to $87.2 million, operating income for the EAIS division decreased to $1.1 million from $2.3 million and operating income for the Specialty Automotive Products division decreased by 42.4% to $22.8 million for the reasons described above.

     Restructuring Charge: We recognized a $33.4 million charge in 1999 relating to our 1999 reorganization plan.

     Interest Expense: Interest expense, net of interest income of $3.4 million and $2.5 million in 2000 and 1999, respectively, increased $4.6 million to $96.6 million in 2000. The increase is primarily attributed to higher average interest rates and higher average debt balances in 2000. The weighted average interest rates were 10.0% and 9.6% at December 31, 2000 and December 25, 1999, respectively.

     Loss on the Sale of Receivables: In connection with receivables sales, a loss of $9.2 million was recognized in 2000, compared to a loss of $5.4 million in 1999. During the first quarter of 2000, we entered into a new accounts receivable securitization arrangement resulting in one-time expenses for initial fees totaling $1.6 million. The remaining increase is due to higher interest rates and increased sales of eligible receivables. The prior securitization facility expired and a new facility came into effect on December 27, 1999.


     Other Expense: We recognized other expense of $1.5 million in 2000, compared to other expense of $2.2 million in 1999. The decrease is primarily due to lower option premiums resulting from a lower volume of hedging activity in 2000 offset, partially by increased foreign exchange transaction losses and higher losses from joint ventures in 2000.


     Income Taxes: We recognized income tax expense of $2.2 million in 2000, compared to income tax expense of $0.2 million in 1999. Our effective tax rate was 276% in 2000, compared to (22%) in 1999. The increase in our effective tax rate is primarily due to the impact of prior year non-recurring tax credits, along with the effects of certain state taxes and non-deductible goodwill, which do not fluctuate with income.

     Discontinued Operations: In 2000, we settled environmental claims related to discontinued operations for a total of $20 million. Of this amount, $6.6 million was recorded as income from discontinued operations, net of income taxes of $4.4 million.

     Extraordinary Charge: In 2000, we recognized an extraordinary charge of $0.7 million, net of income taxes of $0.5 million, in connection with the repurchase of $38 million principal amount of JPS Automotive Senior Notes on the market at prices in excess of carrying values.

     Cumulative Effect of a Change in Accounting Principle: We adopted the provisions of Statement of Position No. 98-5, "Reporting on the Cost of Start-Up Activities" ("SOP 98-5") at the beginning of 1999. SOP 98-5 provides guidance on the financial reporting of start-up costs and organization costs and requires that all non-governmental entities expense the costs of start-up activities as these costs are incurred instead of being capitalized and amortized. The cumulative effect of adopting SOP 98-5 resulted in a charge of $8.8 million, net of income taxes of $5.1 million, in 1999.

     Net Income (Loss): The combined effect of the foregoing resulted in net income of $4.5 million in 2000, compared to a net loss of $(10.2) million in 1999, which included a restructuring charge of $33.4 million.


LIQUIDITY AND CAPITAL RESOURCES


     We had cash and cash equivalents totaling $92.1 million and $73.9 million at March 31, 2002 and December 31, 2001, respectively. We had $335.4 million of unutilized borrowing availability under our credit arrangements and $75 million of letters of credit as of March 31, 2002. The total was comprised of $99.6 million under our revolving credit facility (including $75.0 million available to certain of our Canadian subsidiaries), approximately $26.0 million under bank demand lines of credit in Canada and Austria and a line of credit for certain other European locations and approximately $209.8 million of availability under our receivables facility. Availability under the revolving credit facility was reduced by outstanding letters of credit of $75.3 million as of March 31, 2002.

     Our principal sources of funds are cash generated from operating activities, borrowings under credit facilities and the issuance of common stock. To facilitate the collection of funds from operating activities, we have sold receivables under account receivables facilities and entered into an accelerated payment collection program that provides favorable terms to two of our larger customers. We continue to seek means to generate additional cash for debt reduction and our growth strategy. Among other things, we seek to further improve working capital management and continue to utilize a lease financing strategy.


 OPERATING ACTIVITIES


     Net cash provided by (used in) the continuing operating activities was $74.2 million and $131.4 million for the quarter ended March 31, 2002 and the year ended December 31, 2001, respectively. This compared to $(11.9) million and $130.9 million for the quarter ended March 31, 2001 and the year ended December 31, 2000, respectively. The increase in cash provided by (used in) operating activities for the quarter ended March 31, 2002 was due primarily to the increase in cash generated from reductions in working capital. Working capital reductions were primarily facilitated by the timing of payments of accounts payable and certain other payables, partially offset by an increase in accounts receivable. The increase in cash provided by operating activities for the year ended December 31, 2001 was due primarily to the increase in cash generated from reductions in working capital (primarily facilitated by receivable collections at TAC-Trim and a decrease in inventory volumes), partially offset by a decrease in income from continuing operations.


 INVESTING ACTIVITIES


     Net cash used in investing activities was $50.0 million for the quarter ended March 31, 2002, compared to net cash used of $18.0 million in the quarter ended March 31, 2001. The increase in cash used in investing activities is primarily the result of a $16.7 million increase in capital expenditures (resulting primarily from the TAC-Trim acquisition) and the payment of $22.6 million in acquisition costs related to the TAC-Trim acquisition which had been previously accrued.

     During 2001, Products entered into sale and leaseback transactions that generated net proceeds of $86.2 million. See "-- Leases" for additional discussion.



     As discussed above in "-- Recent Acquisitions," during 2001 we completed several key acquisitions. Cash consideration, net of cash received and including acquisition fees, was $61.8 million for Becker, $102.0 million for Joan and $589.4 million for TAC-Trim.

     Additional acquisition costs in the amount of $7.3 million resulted from purchasing the remaining 50% interest of a joint venture established in the UK to manufacture automotive interior fabrics and the acquisition of the remaining 25% interest in Collins & Aikman Carpet and Acoustics, S.A. de C.V. (an automotive supply operation primarily of acoustical and plastic components in Sweden, Belgium and France).

 FINANCING ACTIVITIES


     Net cash used in financing activities for the quarter ended March 31, 2002 was $6.0 million and primarily represented the repayment of debt and short-term borrowings. At March 31, 2002, we had total outstanding indebtedness of $1,298.6 million (excluding short-term borrowings of $33.0 million and approximately $75.3 million of outstanding letters of credit) at a weighted average interest rate of 9.8% per annum. At December 31, 2001 we had total outstanding indebtedness of $1,301.9 million (excluding short term borrowing of $35.7 million and approximately $68.6 million of outstanding letters of credit).

     Net cash provided by financing activities for the quarter ended March 31, 2001 was $32.4 million representing proceeds from the issuance of common stock and the reissue of treasury stock of approximately $105.6 million and proceeds of approximately $50.0 million from the issuance of long-term debt. These proceeds were partially offset by debt issue costs and the repayment of long-term debt and revolving credit facilities.

     During 2001, Heartland, and certain other investors, acquired an aggregate of 22.8 million shares of common stock from C&A at a price of $12.50 per share (after giving effect to our announced reverse stock split), representing a cash investment in us of $285.0 million before fees and expenses. Net proceeds paid to us from the equity transactions were $264.3 million. A portion of the proceeds were used to pay $10.7 million in transaction related costs to obtain change in control consents, fees related to term loan facilities and other amendments to credit agreement facilities. The remaining proceeds of $253.6 million were used to pay down a revolving credit facility and to fund part of the TAC-Trim acquisition. In addition, we issued additional shares of C&A common stock and shares of Products Preferred Stock to sellers of Becker, Joan and TAC-Trim. All of the shares referred to in this paragraph were issued in private placements and were exempt from registration under Section 4(2) under the Securities Act.

     During 2001, Products used proceeds from an amended and restated credit facility to retire all outstanding JPS Automotive 111/8% Senior Notes. The notes, which were due June 2001, were repaid in full on March 28, 2001, at a redemption price equal to their principal amount with interest accrued to the redemption date. We recognized an extraordinary charge of $0.3 million in connection with this repurchase of the remaining outstanding JPS Automotive Senior Notes at prices in excess of carrying values. The amended and restated credit facility was repaid during 2001 with proceeds from various financing arrangements that we entered into as part of the TAC-Trim acquisition. These financing arrangements included entering into new senior credit facilities and a new receivables facility along with the issuance of the Products Preferred Stock and 10 3/4% Senior Notes of Products due in 2011.

     The new senior credit facility consists of a revolving credit facility and tranche A and tranche B term loan facilities. The revolving credit facility will provide for revolving loans and extensions of credit up to a maximum principal amount of $175.0 million. A portion of the revolving credit facility will be available to Canadian subsidiaries in Canadian dollars and a portion of the revolving credit facility will be available in the form of letters of credit. The tranche A facility is comprised of term loans in an aggregate principal amount of $100.0 million and the tranche B facility is comprised of term loans in an aggregate principal amount of $300.0 million. The revolving credit facility, the tranche A term loan and the tranche B term loan mature in December 2005. Borrowings under the new senior credit facilities will bear interest at variable rates based on a spread to the adjusted LIBOR or a base rate, at our option. At March 31, 2002, we had $400 million in term loans outstanding under this facility.


     On an ongoing basis, we have entered into an agreement to sell trade accounts receivable of certain business operations to a bankruptcy-remote, special purpose subsidiary, wholly owned by us. Our receivables subsidiary will, subject to certain conditions, from time to time, sell an undivided fractional ownership interest in a pool of domestic and certain Canadian receivables, up to a balance of $250 million, to bank-sponsored multi-seller commercial paper conduits under a committed facility. As of March 31, 2002, we had $209.8 million undrawn under the receivables facility.

     New receivables will be added to the pool as collections reduce previously sold receivables. We expect to service, administer and collect the receivables on behalf of the receivables subsidiary and the conduits. The proceeds of sale will be less than the face amount of accounts receivable sold by an amount that approximates the purchaser's financing costs. The receivables facility has a term of 364 days, extendible for additional 364-day periods with the agreement of all parties. The new receivables facility will be an important source of ongoing liquidity to us. This facility could be extended on less favorable terms and if it were not extended, we may be unable to obtain a replacement facility or otherwise find an alternative source of funds providing us with comparable liquidity.

     Products issued Textron 182,700 shares of series A redeemable preferred stock, 123,700 shares of series B redeemable preferred stock and 20,000 shares of series C redeemable preferred stock. The preferred stock was recorded at its estimated fair value of $146.9 million, which is less than the liquidation value of $1,000 per share or $326.4 million. The estimated fair value was based on market prices for securities with similar terms, maturities and risk characteristics, and includes a liquidation discount to reflect market conditions.

     Products also issued $500 million of 10 3/4% Senior Notes due in 2011 (the "Products Senior Notes") in connection with the TAC-Trim acquisition. We also amended the indenture governing the $400 million of Products' 11 1/2% Senior Subordinated Notes due in 2006 (the "Products Senior Subordinated Notes") to make each subsidiary guarantor of the Products Senior Notes a senior subordinated guarantor of the Products Senior Subordinated Notes.



OUTLOOK


     Our principal uses of funds from operating activities and borrowings for the next several years are expected to fund interest and principal payments on our indebtedness, net working capital increases, costs associated with our previously divested businesses, capital expenditures and lease expenses. The completion of the TAC-Trim acquisition on December 20, 2001 significantly increased debt levels and has added significant new liquidity requirements in order to launch part of TAC-Trim's projected new book of business and to finance capital expenditures at TAC-Trim. These new liquidity requirements will relate primarily to tooling and advanced engineering and development. While ultimately we expect to be entitled to recover these amounts from our customers, we will need to finance them to achieve our revenue goals. Otherwise, much of our increased capital expenditures relate to our larger size and are expected to be readily serviced by our larger cash flow base. We believe cash flow from operations, the recent inflow of capital, proceeds of this offering, debt financings and related refinancings of indebtedness provide adequate sources of liquidity for us. We may use existing sources of funds or require additional sources of funds for our acquisition activities in the future.


 CONTRACTUAL OBLIGATIONS


     Below is a table that identifies our significant contractual obligations. Following the table is a more detailed description of these obligations (without giving effect to our planned use of proceeds from this offering).




                                                          PAYMENT DUE BY PERIOD
                                 -----------------------------------------------------------------------
                                                  LESS THAN
                                     TOTAL         1 YEAR      1-3 YEARS     4-5 YEARS     AFTER 5 YEARS
                                 -------------   ----------   -----------   -----------   --------------
                                                              (IN MILLIONS)
Long-Term Debt ...............    $  1,298.6      $  22.2      $  128.1      $  648.3        $  500.0
Preferred Stock(1) ...........         326.4           --            --            --           326.4
Operating Leases .............         284.0         57.2          94.1          47.5            85.2
Capital Expenditures .........          32.5         32.5            --            --              --
                                  ----------      -------      --------      --------        --------
 Total .......................    $  1,941.5      $ 111.9      $  222.2      $  695.8        $  911.6

----------

(1) Mandatorily Redeemable Preferred Stock of Products (excluding accrued dividends)

 SENIOR SECURED CREDIT FACILITIES


     General: As noted under "--Liquidity and Capital Resources", we entered into a new senior secured credit facility that allows borrowings in the aggregate of up to $575 million. Borrowings under the credit facility are secured by all our assets and the assets of Products and certain subsidiaries of each, and are unconditionally and irrevocably guaranteed jointly and severally by us and each existing and subsequently acquired or organized domestic subsidiaries (other than by our receivables subsidiary). Available funding under this credit facility is reduced if the program size or commitment level under our new receivables facility (discussed below) exceeds $250.0 million.

     Interest Rates and Fees: Borrowings bear interest, at our option, at either (a) adjusted LIBOR plus a 3.75% margin in the case of the revolving credit and tranche A facilities and a 4.00% margin in the case of the tranche B facilities, in all cases subject to a minimum LIBOR of 3.00% or (b) the highest of (i) JPMorgan Chase Bank's prime rate, (ii) the federal funds effective rate plus 1/2 of 1.00% and (iii) the base CD rate plus 1.0%. A commitment fee on any unused commitments under the revolving portion of the credit facility equal to 1.0% per annum is payable quarterly in arrears and is subject to adjustment based on attaining certain performance targets.

     Covenants: The credit facility requires that we meet certain financial tests, including, without limitation, the following tests: a maximum leverage ratio, a minimum interest coverage ratio and certain prescribed limitations on capital expenditures. The credit facility also contains customary covenants and restrictions, including, among others, limitations or prohibitions on declaring dividends and other distributions, redeeming and repurchasing capital stock, prepaying, redeeming and repurchasing other indebtedness, loans and investments, additional indebtedness, liens, sale-leaseback transactions, preferred stock, capital expenditures, recapitalizations, mergers, acquisitions and asset sales and transactions with affiliates.


     Events of Default: The credit facility contains certain customary events of default, including, among others cross-default and cross-acceleration to other indebtedness (including to the receivables facility).

 11 1/2% SENIOR SUBORDINATED NOTES DUE 2006


     Products has outstanding $400 million in principal amount of 11 1/2% Senior Subordinated Notes due 2006. The indenture governing the Products senior subordinated notes contains restrictive covenants (including, among others, limitations on indebtedness, restricted payments, liens, asset dispositions, changes of control and transactions with affiliates) that are customary for such securities. For a detailed description of the terms of the Products Senior Subordinated Notes, see "Description of Our Indebtedness and Products Preferred Stock."


 10 3/4% SENIOR NOTES DUE 2011


     As discussed above, in connection with the TAC-Trim acquisition, Products sold $500 million principal amount of 10 3/4% Senior Notes due 2011. The indenture governing the Products Senior Notes contains restrictive covenants (including, among others, limitations on indebtedness, restricted payments, liens, asset dispositions, change of control and transactions with affiliates) that are customary for such securities. For a detailed description of the terms of the Products Senior Notes, see "Description of Our Indebtedness and Products Preferred Stock."

 MANDATORILY REDEEMABLE PREFERRED STOCK OF PRODUCTS

     As discussed above, as part of the consideration paid to Textron for the TAC-Trim acquisition, Products issued mandatorily redeemable preferred stock to Textron with an estimated fair market value of $146.9 million and a liquidation value of $326.4 million. On March 31, 2002, the liquidation value of the Products Preferred Stock was $333.6 million including accrued dividends of $7.2 million. For a detailed description of the terms of this preferred stock, see "Description of Our Indebtedness and Products Preferred Stock."


 LEASES

     During 2001, Products entered into sale and leaseback transactions for certain manufacturing equipment and non-manufacturing properties. The transactions resulted in the recognition of a $4.4 million net deferred asset that is being amortized over the lease term, and the recognition of an $8.7 million loss.

     During 2001, we received net proceeds (after fees) of approximately $86.2 million from sale and leasebacks of real property and equipment, which we used to reduce outstanding debt. The aggregate lease expenses associated with these leases will be $88.8 million, $12.5 million of which relates to 2002. To the extent permitted by the credit facility, we may enter into additional similar leasing arrangements from time to time. As part of these sale-leaseback transactions, Products sold and contemporaneously leased back real property from unrelated third parties, and received net proceeds (after fees) of $46.4 million.


     In June 2001, we entered into sale-leaseback transactions with each of New King, L.L.C. ("New King") and Anchor Court, L.L.C. ("Anchor Court"), which are affiliates of Becker Ventures LLC ("Becker Ventures"). Becker Ventures is controlled by Charles Becker, a C&A director. See "-- Other Information -- Effects of Certain Transactions with Related Parties."


     In connection with these sale-leaseback transactions, Products sold and contemporaneously leased back real property located in Troy, Michigan and Plymouth, Michigan from New King and Anchor Court, respectively, for net proceeds of $15.1 million in aggregate. The initial lease term in each transaction is 20 years and each lease has two successive ten year renewal options. The basic rent for the Troy, Michigan property is $1.3 million per year, and the basic rent for the Plymouth, Michigan property is $0.5 million per year. The rental rates in each case are subject to adjustment after expiration of the initial term.


     Prior to the TAC Trim acquisition, TAC-Trim entered into an $86.9 million sale and leaseback transaction with two separate single purpose affiliates of Textron Financial Corporation, as lessor and purchaser, with respect to a portfolio of manufacturing equipment situated in different locations throughout the United States and Canada. Payments under the Textron Leasing Transaction are guaranteed by Products and secured by a first perfected mortgage lien over certain real property with a value equal to $25.0 million. Each lease is for an initial term of three years with three one-year renewal options. As is customary, the documentation for the Textron leasing transaction incorporates covenants by reference, from our credit facility, that may be amended or waived by the senior lenders, and also contains events of default. See "-- Other Information -- Effects of Certain Transactions with Related Parties."



     We also have other equipment lease agreements with several lessors that, subject to specific approval, provide availability of funding for operating leases and sale and leasebacks as allowed in our other financing agreements.


     Refer to Note 12, "Leases" in the notes to the financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2001, which is incorporated herein by reference, for information regarding future minimum lease payments.


 CAPITAL EXPENDITURES



     We make capital expenditures on a recurring basis for replacements and improvements. As of March 31, 2002, we had made approximately $27.4 million in capital expenditures. During 2001, we made approximately $54.5 million in capital expenditures for continuing operations.


     Capital expenditures will materially increase with the expanded book of business in 2002 and in future years will depend upon demand for our products and changes in technology. We currently anticipate that our aggregate capital expenditures for 2002 will range from approximately $120.0 to $140.0 million. A portion of capital expenditures may be financed through leasing arrangements. Capital expenditures in future years will depend upon demand for our products and changes in technology.

 SOURCES OF LIQUIDITY

     The table below identifies our significant sources of liquidity:




                                                          AVAILABILITY EXPIRATION PER PERIOD
                                         ---------------------------------------------------------------------
                                           MAXIMUM
                                            AMOUNT      LESS THAN
                                          AVAILABLE      1 YEAR      1-3 YEARS     4-5 YEARS     AFTER 5 YEARS
                                         -----------   ----------   -----------   -----------   --------------
                                                                     (IN MILLIONS)
Receivable Facility ..................    $  250.0      $  250.0                    $   --
Revolving Credit Facility(1) .........       175.0            --         --          175.0           --
Lines of Credit ......................        55.0          55.0         --             --           --
Total Available ......................    $  480.0      $  305.0                   $ 175.0

----------

(1)   Amount available at March 31, 2002 was $209.8 million.

(2) At March 31, 2002, $75.3 million of outstanding letters of credit reduce the maximum amount available under the Revolving Credit Facility.

(3)   Amount available at March 31, 2002 was $26.0 million.


     Additionally, in March 2002, we entered into an accelerated customer payment program for the collection of accounts receivables from two of our larger customers. We have received early payment on receivables through this program, reducing borrowings and availability under our receivables facility. This program provides us with a net increase in liquidity.


 RECEIVABLES FACILITY

     General: As discussed above, in connection with the TAC-Trim acquisition, we entered into an agreement to sell, on an ongoing basis, the trade accounts receivable of certain business operations to a bankruptcy-remote, special purpose subsidiary, wholly owned and consolidated by us. The receivables subsidiary (Carcorp) will, subject to certain conditions, from time to time, sell an undivided fractional ownership interest in a pool of domestic and certain Canadian receivables, up to $250 million, to various multi-seller commercial paper conduits supported by a committed liquidity facility. Upon sale to the conduit, Carcorp will hold a subordinated retained interest in the receivables. Under the terms of the agreement, new receivables are added to the pool as collections reduce previously sold receivables. We expect to service, administer and collect the receivables on behalf of Carcorp and the conduit. The proceeds of sale will be less than the face amount of accounts receivable sold by an amount that approximates the purchaser's financing costs. The term of the receivables facility will initially be 364 days, and may be extended for additional 364-day periods with the agreement of all parties.

     Restrictions: This receivables facility contains certain restrictions on Carcorp (including maintenance of $60.0 million net worth) and on the sellers (including limitations on liens on receivables, modifications of the terms of receivables, and changes in credit and collection practices) customary for facilities of this type. The commitments under the receivables facility are subject to termination prior to their term upon the occurrence of certain events, including payment defaults, breach of covenants, including defined interest coverage and leverage ratios, bankruptcy, default by us in servicing the receivables and failure of the receivables to satisfy certain performance criteria.

 COMMERCIAL COMMITMENTS

     Following is a discussion of our significant commercial commitments.

     Letters of Credit: We acquired a 50% interest in an unconsolidated Italian joint venture as part of the TAC-Trim acquisition. The Italian joint venture will incur indebtedness in connection with its ongoing capital expenditure program to service three new vehicle lines of Fiat at Fiat's Cassina plant and other planned capital expenditures. We agreed initially to issue letters of credit of up to $10.0 million to support this debt. If such letters of credit are drawn, there can be no assurance that this Italian joint venture will have sufficient assets to reimburse us.

     Put and Call Arrangement: We entered into a put and call arrangement with respect to the 50% interest in the Italian joint venture. The arrangement permits Textron to require us to purchase Textron's interests in the joint venture for an aggregate of approximately $23.1 million, subject to an increase by $5.0 million under certain circumstances, after the third anniversary of closing. Additionally, the arrangement permits us to require Textron to sell its interests in the joint venture to us for fair market value following the third anniversary of the closing. We cannot be sure that we will have adequate liquidity to satisfy any put, or exercise any call, of the Textron interest.


     In addition, our credit facility may restrict such further acquisition or any further financing of the joint venture. While we will be permitted, and required, to provide certain guarantees and letters of credit support, we may not be permitted to further finance the joint venture and this may adversely affect the value of the interests which we could be required to purchase at a fixed price in the future.

     Contingent Consideration and Purchase Price Adjustments: Under the TAC-Trim acquisition agreement, the purchase price paid by us is subject to adjustment based upon working capital and debt levels and the seller is entitled to a return of any cash left in the business at closing and reimbursement of certain capital expenditures made by it after September 30, 2001. We and Textron have agreed to a purchase price adjustment pursuant to the purchase agreement for our purchase of TAC-Trim. We agreed to pay to Textron, for the cash, cash equivalents or other short-term assets of TAC-Trim transferred to us at the closing, $10.0 million on May 24, 2002 and a further $20.0 million on or before August 31, 2002, in each case with interest at 11 1/2% from the December 20, 2001 closing. At our option, through December 31, 2002, we can repurchase at 75% of liquidation value plus accrued dividends either approximately $133.33 million in liquidation value of the Products series A preferred stock or all of the $182.7 million in liquidation value of the series A preferred stock. If we repurchase $133.33 million in liquidation value of the Products series A preferred stock, the cash payment referred to above would be reduced to $15.0 million (rather than the aggregate of $30.0 million) and if we repurchase all, the effective cash payment would be $10.0 million (rather than $30.0 million). Additionally, we have an option from September 1, 2002 through August 31, 2003 to acquire all of the outstanding Products Preferred Stock owned by Textron at a discount to its liquidation value plus accrued dividends.

     As part of the TAC-Trim acquisition agreement, we may be obligated to make additional aggregate payments to Textron of $15.0 million to $125.0 million in the event that our cumulative EBITDA (which is defined in the purchase agreement to adjust for the expected effect of acquisitions after the closing of the TAC-Trim acquisition and the related financings) for the five-year period ending December 31, 2006 is between $2,908.0 million and $4,691.0 million.

     If our material debt instruments prohibit this payment, then we will be entitled to issue additional preferred stock having terms equivalent to the series B preferred stock, except that we will be required to mandatorily redeem such preferred stock at its liquidation preference, with accrued and unpaid dividends, at such time as, and to the extent that, we are permitted to do so under our material debt instruments. In addition, under the TAC-Trim acquisition agreement, we are permitted to use the "Textron" name for 18 months in exchange for payments of $13.0 million on December 15, 2002 and $6.5 million on December 15, 2003.



OTHER INFORMATION

 Effects of Certain Transactions with Related Parties

 Heartland Transactions


     We are a party to a services agreement with Heartland under which Heartland provides us with advisory and consulting services, including services with respect to developments in the automotive industry and supply markets, advice on financial and strategic plans and alternatives and other matters as we may reasonably request and are within Heartland's expertise. The services agreement terminates on the earlier of its 10th anniversary or the date upon which Heartland ceases to own C&A common stock equivalent to 25% of that owned by them on February 23, 2001.

     Under the services agreement, we are obligated to pay to Heartland a $4.0 million annual advisory fee on a quarterly basis and to reimburse its out-of-pocket expenses related to the services it provides. We have also agreed to pay a fee of 1% of the total enterprise value of certain acquisitions and dispositions. In connection with Heartland's initial investment in us on February 23, 2001, we paid Heartland a fee of $12.0 million and reimbursed it for its reasonable out-of-pocket expenses incurred in connection with its initial investment. We paid a fee of $12.5 million to Heartland as a result of its advisory services in connection with the TAC-Trim acquisition.


 Charles E. Becker Transactions


     In July 2001, we completed the acquisition of Becker. As a result of the Becker acquisition and a purchase of C&A common stock immediately afterwards, Charles Becker became one of C&A's principal stockholders. Charles Becker became Vice Chairman and a member of C&A's Board of Directors upon closing of the Becker acquisition. We agreed to make $18.0 million in non-compete payments over five years to Mr. Becker at the time of the acquisition. In addition, Becker Ventures, an affiliate of Mr. Becker, acquired additional shares of C&A common stock as part of the financings in connection with the TAC-Trim acquisition at a price of $12.50 per share.


     As discussed above under "-- Liquidity and Capital Resources -- Leases," we are a party to certain sale-leaseback transactions with certain affiliates of Becker Ventures LLC, an entity that is controlled by Charles Becker, a C&A director. The purpose of these sale-leaseback transactions was to reduce our outstanding debt. We believe that the terms of the sale-leaseback transactions with Becker Ventures are on terms substantially similar to those which could have been negotiated in arms-length transactions of the same type. These sale-leaseback transactions were authorized by the independent members of C&A's Board of Directors.


     In connection with the Becker acquisition, we entered into a lease agreement with Becker Ventures for our headquarters at 250 Stephenson Highway, with the effective date of the lease being January 1, 2002. In March 2002, we entered into lease agreements with Becker Ventures, effective January 1, 2002, for 150 Stephenson Highway and 350 Stephenson Highway. The base rent for all three premises is $13.25 per sq. ft. Total square footage for all three locations is approximately 286,000. The leases have 20 year terms, and we have two five-year renewal options. The annual cost under these agreement is $3.8 million. The 2002 cost for these agreements will be approximately $2.4 million. For the quarter ended March 31, 2002, we recorded a total cost of $3.1 million for rental expense with related parties.


     Products is also party to a lease with an affiliate of Becker Ventures for five manufacturing facilities totaling 884,000 square feet. The current term of the lease is ten years, and the base rent for all of the facilities is $3.6 million per year. We are currently negotiating with the landlord to extend the term of the lease for at least an additional ten years.

 Elkin McCallum Transactions


     In September 2001, we completed the acquisition of Joan Automotive Industries, Inc., a leading supplier of bodycloth to the automotive industry, and all of the operating assets of Joan's affiliated yarn dying operation, Western Avenue Dyers, L.P. As a result of the Joan acquisition, Joan Fabrics Corporation ("Joan Fabrics"), a company controlled by Elkin McCallum, became one of C&A's principal stockholders. Upon completion of the Joan acquisition, Mr. McCallum became a member of C&A's Board of Directors.


     In connection with the Joan acquisition, we entered into a Supply Agreement dated September 21, 2001 (the "Supply Agreement") with Main Street Textiles, L.P. ("Main Street"). Main Street is controlled by Elkin McCallum. Under the Supply Agreement, we agreed to purchase all of our requirements for flat woven automotive fabric from Main Street for a five year period beginning on the date of the Supply Agreement. The prices which we will pay for fabric under the agreement will equal the costs of the raw materials plus an amount which represents Main Street's standard labor and overhead costs incurred in manufacturing fabric for us. During the term of the Supply Agreement, Main Street is prohibited from manufacturing automotive fabric products for third parties without our prior consent but may sell seconds and close-out items in bona fide transactions. The Supply Agreement is also terminable by mutual written consent, upon the occurrence of certain events of bankruptcy, the appointment of a receiver or trustee, an assignment for the benefit of creditors, or in the event of a material breach. In addition, either party may terminate the Supply Agreement upon 270 days prior notice to the other party in the event that the parties are unable to agree on the pricing of fabric covered by the Supply Agreement.


     We are also a party to a Transition Services Agreement dated September 21, 2001 (the "Transition Agreement") with Joan Fabrics. Under this agreement Joan Fabrics will provide Products with transitional and support services for a period not to exceed twelve months in order to support the continued and uninterrupted operation of the businesses acquired by Products in the Joan acquisition. As a part of these services, pending our disassembly and removal of machinery and equipment that we purchased from Joan Fabrics, Joan Fabrics will use that machinery and equipment to manufacture for us all of our requirements for some types of knitted and woven automotive fabrics. The terms of our agreement with respect to this fabric production are substantially similar to those under the Supply Agreement.


     Mr. McCallum became a related party as a result of the Joan acquisition. The terms of the Supply Agreement and the Transition Agreement were reached through arms-length negotiations prior to Mr. McCallum becoming a related party.


     On April 12, 2002, we signed and closed on a merger agreement with Mr. McCallum and Southwest Railroad Inc., a company wholly-owned by Mr. McCallum, pursuant to which Southwest Railroad Inc. was merged into one of our wholly-owned subsidiaries. As consideration in the transaction, Mr. McCallum received approximately 400,000 shares of C&A common stock and approximately $2.5 million in cash. Pursuant to the merger agreement, debt owing to Mr. McCallum of approximately $6.7 million was also repaid. This acquisition is immaterial to Collins & Aikman's consolidated results and therefore has been excluded from the pro forma information included in this prospectus supplement.



 Textron Transactions


     As discussed under "-- Liquidity and Capital Resources -- Leases," "-- Commercial Commitments -- Put and Call Arrangement," "Business -- Technology and Intellectual Property" and "Business -- Joint Ventures" we are a party to various agreements and transactions with Textron. Textron became a related party as a result of its receipt of C&A common stock as consideration in the TAC-Trim acquisition, and the Textron agreements were reached through arm's-length negotiations prior to TAC-Trim becoming a related party.


DISCONTINUED OPERATIONS

     Net cash flows from discontinued operations in 2001 were $12.2 million, representing recoveries, net of cash outflows. However, we have significant obligations related to post-retirement, casualty, environmental, product liability, lease and other liabilities of discontinued operations. The nature of many of these contingent liabilities is such that they are difficult to quantify and uncertain in terms of amount. We have accrued $10.0 million for casualty reserves, $38.9 million for post retirement costs and $40.7 million for environmental and product liability costs. Based upon the information available to management and our experience to date, we believe that these liabilities will not have a material effect on our financial condition, results of operations or cash flows. In addition, we have primary, excess and umbrella insurance coverage for various periods that we expect to cover certain of these liabilities. However, there can be no assurances that contingent liabilities will not arise or that known contingent liabilities or related claims will not exceed our expectations or that insurance will be available to cover these liabilities. Because the cash requirements of our operations are substantially a function of these contingencies, it is possible that actual net cash requirements could differ materially from our estimates.

RECENT AND FUTURE REORGANIZATION PLANS

     In 1999, we undertook a reorganization to reduce costs, improve operating efficiencies throughout our operations and to more effectively respond to the OEMs' demands for complete interior trim systems and more sophisticated components. In general, the reorganization involved, among other things: the reorganization of our operating segments, the closure or sale of various facilities, and the termination of approximately 1,000 employees.

     Upon final completion of the 1999 reorganization plan, as modified in 2000, we recognized a pre-tax restructuring charge of $33.4 million, including $13.4 million of asset impairments, $15.0 million of severance costs and $5.0 million related to the termination of sales commission contracts.

     During the first quarter of 2001, we undertook a restructuring program resulting in a charge of $9.2 million. The goal of this restructuring program is to further de-layer management in the North American, European and Specialty operations. The pre-tax $9.2 million charge includes $8.4 million of severance costs and $0.8 million of asset impairments.

     During the fourth quarter of 2001, we incurred charges totaling $9.6 million including $2.8 million of severance costs and $6.8 million for the write-off of long-lived assets. We may elect to implement additional restructuring activities as opportunities to achieve cost savings arise in future periods.


     In the first quarter 2002, we undertook a restructuring program to rationalize operations in North America, Europe and Specialty operations resulting in a restructuring charge of $9.1 million. The charge included $5.5 million of severance costs and $3.6 million of costs related to the establishment of reserves for lease commitments and lease termination fees. We recognized severance costs for over 100 personnel primarily at our North America and European headquarters and additional reductions at our Specialty operations. The reserve for lease commitments relates to contractual obligations for our old headquarters facility, while the termination fees relate to an aircraft lease. We may elect to implement additional restructuring activities as opportunities to achieve cost savings arise in future periods, which would result in further changes, including cash costs, to implement.



ACCOUNTING POLICIES

     The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Considerable judgment is often involved in making these determinations, and therefore, actual results could differ from those estimates.


     Goodwill Impairment Testing: In June 2001, the FASB approved SFAS No. 142, "Goodwill and Other Intangible Assets" effective for fiscal years beginning after December 15, 2001. Under SFAS No. 142, goodwill will no longer be amortized. Amortization of goodwill resulting from business combinations initiated prior to July 1, 2001, will cease as of January 1, 2002, and beginning July 1, 2001, goodwill resulting from business combinations initiated after June 30, 2001 was not amortized. Beginning in 2002, all goodwill and intangible assets will be tested at least annually for impairment in accordance with the provisions of SFAS No. 142. We continue to review the provisions of SFAS No. 142, but cannot determine the complete impact of the standard until such time as we can complete the first-step of a two-step impairment test. We are gathering information to prepare the first-step of the impairment test and expect to complete this step by June 30, 2002. If an impairment loss were identified as a result of these tests, it would be reported as a cumulative effect of a change in accounting principle. In accordance with the provisions of SFAS No.142, we did not amortize goodwill for the period ended March 31, 2002. If goodwill amortization had not been recorded for the period ended March 31, 2001, net income and earnings per share would have increased $1.6 million for that period.


     Realization of Deferred Tax Assets: Assessing the need for and amount of a valuation allowance for deferred tax assets requires significant judgment. The fact that a benefit may be expected for a portion but not all of a deferred tax asset increases the judgmental complexity. Future realization of deferred tax assets ultimately depends on the existence of sufficient taxable income of the appropriate character in either the carryback or carryforward period under the tax law.

     During 2001, Heartland acquired approximately 60 percent of C&A's outstanding shares. This constituted a "change in control" that results in annual limitations on C&A's use of its NOLs and unused tax credits. This annual limitation on the use of NOLs and tax credits depends on the value of the equity of C&A and the amount of "built-in gain" or "built-in loss" in C&A's assets at the date of the "change in control". Based on the expiration dates of the NOLs and tax credits as well as anticipated levels of domestic income, management does not believe that the transaction will have a material impact on these deferred tax assets. Management has reviewed our operating results for recent years as well as the outlook for our continuing operations and concluded that it is more likely than not that the net deferred tax assets of $141.7 million at December 31, 2001 will be realized.

     Management took into consideration, among other factors, the expected impact of current year acquisitions, the impact of recent restructuring plans, and the infusion of cash from Heartland. These factors along with the timing of the reversal of our temporary differences, certain tax planning strategies and the expiration date of C&A's NOLs were also considered in reaching this conclusion. Our ability to generate future taxable income is dependent on numerous factors, including general economic conditions, the state of the automotive industry and other factors beyond management's control. Therefore, there can be no assurance that we will meet our expectation of future taxable income.

     Environmental Contingencies: We are subject to federal, state, local and foreign environmental, and health and safety, laws and regulations that (i) affect ongoing operations and may increase capital costs and operating expenses in order to maintain compliance with such requirements and (ii) impose liability relating to contamination at facilities, and at other locations such as former facilities, facilities where we have sent wastes for treatment or disposal, and other properties to which we may be linked. Such liability may include, for example, investigation and clean-up of the contamination, personal injury and property damage caused by the contamination, and damages to natural resources. Some of these liabilities may be imposed without regard to fault, and may also be joint and several (which can result in a liable party being held responsible for the entire obligation, even where other parties are also liable).


     We believe that we have obtained, and are in material compliance with, those material environmental permits and approvals necessary to conduct our various businesses. Environmental compliance costs for continuing businesses are accounted for as normal operating expenses or capital expenditures, except for certain costs incurred at acquired locations. Environmental compliance costs relating to conditions existing at the time of an acquisition are generally charged to reserves established in purchase accounting. We accrue for environmental remediation costs when such obligations are known and reasonably estimable. In the opinion of management, based on the facts presently known to it, such environmental compliance and remediation costs will not have a material adverse effect on our business, consolidated financial condition or future results of operations or cash flows.

     We are legally or contractually responsible or alleged to be responsible for the investigation and remediation of contamination at various sites, and for personal injury or property damages, if any, associated with such contamination. At some of these sites we have been notified that we are a potentially responsible party, ("PRP"), under the federal Superfund law or similar state laws. Other sites at which we may be responsible for contamination may be identified in the future, including with respect to divested and acquired businesses.


     We are currently engaged in investigating or remediating certain sites. In estimating the cost of investigation and remediation, we have considered, among other things, prior experience in remediating contaminated sites, remediation efforts by other parties, data released by the United States Environmental Protection Agency ("USEPA"), the professional judgment of our environmental experts, outside environmental specialists and other experts, and the likelihood that other identified PRPs will have the financial resources to fulfill their obligations at sites where they and we may be jointly and severally liable. It is difficult to estimate the total cost of investigation and remediation due to various factors including:

    o incomplete information regarding particular sites and other PRPs;

    o uncertainty regarding the nature and extent of environmental problems and our share thereof, if any, of liability for such problems;

    o the ultimate selection among alternative approaches by governmental regulators;

    o the complexity and evolving nature of environmental laws, regulations and governmental directives; and

    o changes in cleanup standards.

     We have established accruals for certain contingent environmental liabilities and management believes such reserves comply with generally accepted accounting principles. We record reserves for environmental investigatory and non-capital remediation costs when litigation has commenced or a claim or assessment has been asserted or is imminent, the likelihood of an unfavorable outcome is probable, and the financial impact of such outcome is reasonably estimable. As of March 31, 2002, total reserves for those contingent environmental liabilities are approximately $59.6 million.


     In the opinion of management, based on information presently known to it, identified environmental costs and contingencies will not have a material adverse effect on our consolidated financial condition, future results of operations or cash flows. However, we can give no assurance that we have identified or properly assessed all potential environmental liability arising from our business or properties, and those of our present and former subsidiaries and their corporate predecessors.

     Allowance for Uncollectible Accounts: The allowance for uncollectibles provides for losses believed to be inherent within our "Accounts and Other Receivables" (primarily trade receivables and the retained interest in the receivables facility). Management evaluates both the creditworthiness of specific customers and the overall probability of losses based upon an analysis of the overall aging of receivables, past collection trends and general economic conditions. Management believes, based on its review, that the allowance for uncollectibles is adequate to cover potential losses. Actual results may vary as a result of unforeseen economic events and the impact those events could have on our customers.


     Valuation of Mandatorily Redeemable Preferred Stock of Products: Products issued preferred stock as part of the consideration given to Textron in the TAC-Trim acquisition. The preferred stock is recorded at fair value, which is less than the liquidation value of $1,000 per share or $326.4 million. Since the preferred stock is not publicly traded the use of an estimated fair value was required. At its issuance, we estimated the fair value to be $146.9 million based on market prices for securities with similar terms, maturities and risk characteristics, and included a liquidation discount to reflect market conditions. The difference between the initial recorded value and the initial liquidation preference will be accreted over the life of the stock.



QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

 RISK MANAGEMENT


     We are exposed to market risk from changes in interest rates and foreign exchange rates. To mitigate the risk from these interest rate and foreign currency exchange rate fluctuations, we enter into various hedging transactions that have been authorized pursuant to policies and procedures. We do not use derivative financial instruments for trading purposes.



 INTEREST RATE EXPOSURE

     Our exposure to market risk for changes in interest rates relates primarily to our variable rate debt obligations. While we have used interest rate swaps and other interest rate protection agreements to modify our exposure to interest rate movements and to reduce borrowing rates, no such agreements were in place at March 31, 2002.

     The tables below provide information about our derivative financial instruments and other financial instruments that are sensitive to changes in interest rates, including debt obligations. The table presents principal cash flows and related interest rates by expected maturity dates for our debt obligations. The instrument's actual cash flows are denominated in U.S. dollars (dollar amounts in millions).

                                                       EXPECTED MATURITY DATE                                         FAIR VALUE
                              -------------------------------------------------------------------------               MARCH 31,
                                  2002        2003        2004         2005        2006     THEREAFTER      TOTAL        2002
                              ----------- ----------- ------------ ------------ ---------- ------------ ------------ -----------
                                                                        (IN MILLIONS)
Debt:
 Fixed rate ($US)............      --          --           --           --        400.0       500.0        900.0        869.5
   Average interest rate.....      --          --           --           --         11.5%      10.75%
 Variable rate ($US).........     19.3        24.2        103.8        248.2          --          --        395.5        395.5
 Average interest rate ......       (A)         (A)          (A)          (A)         --          --           (A)


----------

(A) Borrowings bear interest at variable rates based on a spread to the adjusted LIBOR rate or, at our option, a base rate. We are sensitive to interest rate changes and based upon amounts outstanding at December 31, 2001, a 0.5% increase in the weighted average interest rate (6.9% at March 31, 2002) would increase interest costs by approximately $2.0 million annually.



 CURRENCY RATE EXPOSURE


     We are subject to currency rate exposure primarily related to foreign currency purchase and sale transactions and intercompany and third party loans. The primary purpose of our foreign currency hedging activities is to protect against the volatility associated with these foreign currency exposures. We primarily utilize forward exchange contracts and purchased options with durations of generally less than 12 months.


     At March 31, 2002, we had outstanding the following foreign currency forward and option contract amounts (amounts in millions, except average contract rate):




                                                                                  UNREALIZED
   CURRENCY        CURRENCY                         WEIGHTED AVERAGE CONTRACT        GAIN
     (PAY)        (RECEIVE)     CONTRACT AMOUNT        RATE PER CONVENTION          (LOSS)
--------------   -----------   -----------------   ---------------------------   -----------
Euro .........   GBP               $   8.7         0.6157 GBP per EUR                  0.1
GBP ..........   Euro              $   0.1         0.6292 GBP per EUR                  --
GBP ..........   USD               $  95.4         1.4090 USD per GBP                (0.9)
Euro .........   USD               $  37.3         0.8660 USD per Euro               (0.2)
CAD ..........   USD               $ 492.9         1.6028 CAD per USD                  3.6
USD ..........   CAD               $  29.0         1.5942 CAD per USD                  --
SEK ..........   GBP               $  34.6         15.1086 SEK per GBP               (0.8)
MXN ..........   USD               $   2.9         9.3235 MXN per USD                (0.1)
CZK ..........   Euro              $   4.3         32.0000 CZK per EUR               (0.1)


     These amounts include option contracts with an aggregate notional amount of $210.7 million outstanding at March 31, 2002 with a weighted average strike price of $1.62 CAD per USD. For additional information on hedging activity, see
Note 5, "Foreign Currency Protection Programs" in the notes to the financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2001, which is incorporated herein by reference.


     The information presented does not fully reflect our net foreign exchange rate exposure because it does not include the intercompany funding arrangements denominated in foreign currencies and the foreign currency-denominated cash flows from anticipated sales and purchases. Management believes that the foreign currency exposure relating to these items would substantially offset the exposure discussed above.

                                    BUSINESS


OUR COMPANY


     We are a global leader in the design, engineering and manufacturing of automotive interior components, including instrument panels, fully assembled cockpit modules, floor and acoustic systems, automotive fabric, interior trim and convertible top systems. We believe that we have the number one or two North American market share position in eight out of the nine major automotive interior categories. We are also the largest North American supplier of convertible top systems. We expect the fully assembled cockpit modules market to grow significantly over the next five years and have positioned our company as a leading global supplier in this market with the recent acquisition of TAC-Trim. Our sales are diversified among North American, European and South American Tier I integrators and automotive OEMs. In North America, we manufacture components for approximately 90% of all light vehicle production platforms. We have over 25,000 employees and more than 120 plants worldwide. We are a Delaware corporation formed on September 21, 1988. We conduct all of our operating activities through Products. Predecessors of Products have been in operation since 1843.

     In February 2001, Heartland Industrial Partners, L.P. acquired a controlling interest in our company. Since the investment, we have pursued acquisitions that have furthered a strategy of serving as a prime contractor to both Tier I integrators, which are shifting capital and emphasis away from interior components manufacturing and towards electronics and the delivery of fully integrated interior modules, and to OEMs, which continue to increase their outsourcing of complete interior manufacturing.


    o On July 3, 2001, we acquired the Becker Group L.L.C., a leading supplier of plastic components to the automotive industry.

    o On September 21, 2001, we acquired Joan Automotive Industries, Inc., a leading supplier of bodycloth to the automotive industry, and the assets of Joan's affiliated automotive yarn dyeing operation, Western Avenue Dyers, L.P.

    o On December 20, 2001, we acquired TAC-Trim, one of the largest suppliers of instrument panels and fully assembled cockpit modules and a major automotive plastics manufacturer of interior and exterior trim components in North America, Europe and South America.


     The combination of Collins & Aikman, Becker, Joan and TAC-Trim created one of the industry's largest and most broadly based manufacturers of automotive interior components, systems and modules. We have the capability to supply diverse combinations of stylistically matched, functionally engineered and acoustically integrated interior trim components, systems and modules and market interior products to customers through a single "global commercial operations" group, which supplies products from three primary categories: plastic components and cockpits, carpet and acoustics and automotive fabrics. In addition, we continue to market our convertible top systems through the Dura convertible group.


INDUSTRY TRENDS

     Our strategy is to capitalize on several important automotive industry trends, which we expect to drive demand for our products. These trends include:


    o Increase OEM Demand for Modules, Systems and Complete Interiors. To reduce costs and simplify assembly processes and design, OEMs increasingly expect their large scale suppliers to provide fully engineered systems, pre-assembled combinations of components (systems or modules) and complete automotive interiors rather than individual components.

    o Accelerating Manufacturing Outsourcing by Tier 1 Integrators. The large Tier I integrators are respositioning their assets and resources to focus on electronics and to gain design, assembly and "just-in-time" sequencing of modules, systems and complete interiors. As a result, they are seeking to divest or outsource the manufacturing of many component categories.

    o  Growing Technological Content and Acoustical Performance
       Requirements. The electronic and technological content of vehicles continues to expand, largely driven by demand for greater functionality and convenience. Changes to vehicle interiors, including hands-free cell phone systems, entertainment and navigational systems and voice-activated dashboard functions, are expected to rquire enhanced acoustical properties and increased sound field engineering relative to today's light vehicles.

    o Global Cusotmer Requirements. Automotive manufacturers favor suppliers with the capability to manufacture automotive interior systems and components in multiple geographic markets due to the opportunity for significant cost savings, reduced product development cycle times, common global platforms and improved product quality and consistency.


OUR STRATEGY

     Our goal is to become the leading manufacturer of automotive interior trim components to OEMs and Tier I integrators and to realize the integration, synergy and cost savings opportunities created by the combination of Collins & Aikman, Becker, Joan and TAC-Trim. The following are the key elements of our strategy.

    o Provide integrated product solutions that combine interior styling, component systems and acoustical technologies. Our ability to bundle multiple components into integrated, custom packages distinguishes us from our competition and provides us with an opportunity to increase our content per vehicle. We believe that we are a leader in product innovation, design and styling in our business lines, producing components that cover substantially all of the non-glass interior surfaces of automobiles. We believe the breadth of our product offering affords us a significant advantage as OEMs increasingly view the vehicle interior as a major point of competitive differentiation and rely upon automotive suppliers for research, engineering, design and styling capabilities. By employing a cross-disciplinary approach to acoustics, surface styling and product engineering that takes advantage of our product development and technological capabilities, we can offer integrated product solutions to our customers.

    o Capitalize on our position as prime contractor to OEMs and Tier I integrators. We believe that OEMs will accelerate modular and system sourcing in order to lower costs, reduce time to market and accommodate global platforms and we also believe that Tier I integrators will increase the redeployment of assets and capital into the integrated design, assembly and "just in time" sequenced delivery of complete interior systems. Because our pro forma 2001 sales accounted for approximately 28.9% of the approximately $7.6 billion of North American markets in which we participate, we believe we are well positioned to capitalize on these opportunities. Furthermore, our products are used in over 90% of North American vehicle platforms and are sold to all North American OEMs, transplants (such as Toyota and Honda), and major Tier I integrators. We are also well positioned with respect to our Tier II competitors that have comparatively narrower product lines and significantly less size, scale and technological capabilities.

    o Increase content per vehicle. We have substantial new business awards from our customers across all product categories, with the strongest growth expected in fully assembled cockpit modules. On a pro forma basis, we have been awarded net new business that is projected, based on our customers' production estimates to generate additional sales of approximately $343 million in 2002. These expected sales include both conventional instrument panel molding and skinning as well as assembly and sequencing of fully integrated units with approximately $600 per vehicle of average expected content. By increasing content per vehicle, we expect our sales to outperform the industry generally. We intend to take advantage of our current position to increase our content per vehicle.

    o Leverage technology to improve manufacturing efficiency. We believe we have many opportunities to improve our manufacturing efficiency and cost structure by rationalizing existing operations and incorporating manufacturing "best practices," processes, procedures and technologies into our operations. For example, we believe TAC-Trim is among the most efficient plastics suppliers in North America and Europe due to numerous proprietary manufacturing technologies such as the IntellimoldTM and EnvirosoftTM patented processes that allow us to manufacture and combine mulitiple products to produce complex integrated interiors. We believe the application of technologies such as IntellimoldTM throughout our operations, as well as the continued roll-out of these technologies throughout TAC-Trim's operations, should significantly improve our plastics manufacturing cycle time, labor costs and scrap rates.

    o Pursue cost savings opportunities arising from our acquisitions. The Becker, Joan and TAC-Trim acquisitions, in tandem with other restructuring actions, create the opportunity to realize significant cost savings estimated at approximately $30 million per year by 2003. We expect to realize these savings through a number of initiatives, including purchasing savings, in-sourcing certain of our plastics tooling and yarn dyeing requirements, consolidating research and development and sales functions, capacity rationalization and reducing global headquarters' costs. We expect additional incremental savings in 2003 and beyond.



PRODUCTS

     We market the majority of our products to customers through a single "global commercial operations" group, which supplies products from three primary categories including plastic components and cockpits, carpet and acoustics and automotive fabrics. In addition, we market convertible top systems through the Dura convertible group. Our products include the following:


     Plastic Components and Cockpits


     We manufacture substantially all of the components of the plastic interior trim within a vehicle, including automotive instrument panels, door panels, sidewall trim, overhead systems, headrests and armrests, cupholders, air registers and bezels, slush molded skins, pillar trim, floor console systems, instrument panel components, and fully assembled cockpit modules. This broad portfolio of plastic components and cockpits products allows us to offer customers modules and systems that incorporate individual components. Some major products include:

    o Instrument Panels ("IP"): As the most structurally important plastic component in the vehicle and as the plastic substrate directly in front of the driver, the IP occupies the most important piece of "real estate" in the interior. We believe that we are the number one IP supplier in North America in terms of sales. The advanced materials we employ include Envirosoft (Trade Mark) castable thermoplastic materials, high performance PVC alloys, high-definition grain and texture formulation and vacuum forming. TAC-Trim has also developed the Invisitec (Trade Mark) invisible passenger air bag system, which provides improved appearance and craftsmanship at reduced cost.


    o Cockpits: We are a leading North American and European supplier of cockpits. The complete array and breadth of our plastic component offerings has enabled us to become a leader in offering customers a fully assembled IP system ("cockpit") delivered on a just-in-time basis. As most of the ancillary interior trim components revolve around the IP placement, we believe that we will be able to penetrate effectively the customer base by offering the IP along with complementary plastic accoutrements and additional products from our other business units. We source various other parts that make up a fully assembled modular cockpit from outside suppliers (including radios, wire harnesses, cross-vehicle beams and steering columns). We expect that our position as a cockpit integrator will provide significant opportunities to in-source more manufactured content in the future. Through the proprietary Intelliquence (Trade Mark) software, finished cockpits can be delivered to the OEMs on a just-in-time basis and installed on the assembly line.


    o Door Panels: We believe that we are the second largest supplier of door panels and related trim in North America in terms of sales. This decorative plastic interior trim component is an important element to the overall styling theme of a vehicle's interior.


    o Exteriors: Exterior trim components include plastic molded fascia systems, bodyside cladding, signal lamps, cowl grilles and wheel flares. We have taken advantage of the systems trend in the exterior trim product market by producing and assembling fascia with radiator grilles, energy absorbers, trim moldings and lamps to be delivered in sequence directly to the OEMs' assembly line.

     Carpet and Acoustics

     We have evolved from a North American carpet producer to become a market leader in a broad range of automotive floor systems, luggage compartment trim, dash insulators and other acoustic products with production capabilities in both North America and Europe. While acoustical products are often combined with molded floor carpet to provide complete interior floor systems, it is useful to describe four carpet and acoustics product categories:


    o Molded Floor Systems: Molded floor systems consist of thermoformed compression molded carpets. These carpets are provided in either a barrier or an absorptive NVH (noise, vibration and harshness) system. The barrier system includes polyethylene, barrier back, and a fiber underlay system or a foam-in-place system. Products include Tuflor (Trade Mark) , our proprietary thermoplastic flooring product, which is rugged, durable and washable. The products in molded floor systems are highly engineered, and their manufacture requires a high degree of precision and draws on our robotics capabilities. We believe we are the number one producer of molded floor and acoustic systems in the North American market and manufacture molded floor systems for all of the North American and Japanese OEMs as well as a number of the European OEMs.


    o Luggage Compartment Trim: The other major carpeted area of the vehicle is the luggage compartment, which includes one-piece molded trunk systems and assemblies, wheelhouse covers and center pan mats, seatbacks, tireboard covers and other trunk trim products. We believe that we are the number two supplier of luggage compartment trim in the North American market.


    o Accessory Floormats: We manufacture automotive accessory floormats by vulcanizing rubber backing to tufted carpet and also manufacture cargo mats with value-added distinctive aesthetic and practical features such as hand-sewn appearance of edges and moisture trapping construction with our patented Akro Edge (Registered Trademark) floormats. Largely due to this product differentiation, we have become the largest fully integrated auto floormat producer in North America.


    o Acoustical Products: Acoustical products include interior dash insulators that insulate the passenger compartment from engine compartment noise and heat; damping materials that control noise in the floor, overhead system and sides of the vehicle; and engine compartment NVH systems. Changes to vehicle interiors, including hands-free cell phone systems, navigational systems, entertainment systems and voice-activated Internet access, will require enhanced acoustical properties and increased sound field engineering relative to today's light vehicles.

     Automotive Fabrics

     The combination of our existing fabrics products with Joan makes us one of the largest automotive fabrics manufacturers. The principal automotive fabrics are bodycloth (woven or knitted fabric primarily for the seats of the vehicle) and headliner (knitted fabric laminated with foam such as that on the inside roof of the vehicle). Automotive fabrics are woven or knit based on the styling and cost preference of the customer. We offer every major fabric variation, including dobby velours, jacquard woven velours, flat wovens, double needle-bar knits, circular knits and tricot knits.


     Our styling capability is one of our principal strengths, and is a reason for our strong sales to OEMs. With the acquisition of Joan, our production of fabrics is vertically integrated with an expandable dye house operation. Due to stringent OEM "color fastness" standards, the dyeing and color application process is a key value-added aspect of auto fabric production and contributes significantly to price-per-yard.


     Dura Convertible Top Systems

     We are a vertically integrated full service supplier of convertible roof systems, and can design, engineer and manufacture all aspects of a convertible top including the framework, trim set, backlights, well slings, tonneau covers and power actuating system. In order to differentiate products in the marketplace, OEMs have been increasing the number of convertible models on both existing and new platforms. Management believes that this trend will continue to drive demand for convertible systems. Top-in-a-Box (Trade Mark) , a system pioneered by Dura Convertibles, is an assembly-line-ready module containing all of the components of a convertible top that enables the OEM to install a complete convertible top system on the production line. This modular, "bolt-on" assembly significantly reduces the time and labor traditionally required to manufacture a convertible model, enabling OEMs to more profitably produce and sell convertibles. Dura Convertibles has the industry's most complete line of fabric coverings for convertible and sport utility top covers for OEMs globally. We maintain final assembly and trim operations near the OEMs' plants, and thereby offer customers complete just-in-time delivery and sequencing capabilities.


CUSTOMERS


     Customers include both OEMs and Tier I integrators, which have been increasingly divesting component manufacturing. In the past, OEMs have been typical direct customers for our plastic components, cockpits, carpet and acoustic and convertible products, while Tier I integrators have typically been direct customers for fabrics. We believe that over time, sales to Tier I integrators will increase as a percentage of total sales as OEMs source increasingly larger sections of vehicle interiors to Tier I integrators who in turn shift their capital and emphasis towards electronics and the delivery of fully integrated interior modules.

     Through strategic acquisitions, we have broadened our customer base globally, with European sales representing 14% of total actual sales for 2001 versus 3% in 1996. DaimlerChrylser AG (including Mercedes, Chrysler, Mitsubishi and Smart), General Motors Corporation (including General Motors, Opel, Vauxhall and Saab) and Ford Motor Company (including Ford, Jaguar, Land Rover, Aston Martin and Volvo) directly and indirectly represented approximately 18.7%, 29.0% and 21.5% of 2001 actual sales, respectively. These percentages are likely to change with the recent acquisition of TAC-Trim. The following is a list of our customers:


 o  Alpha Romeo          o  General Motors       o  Magna        o  Renault
 o  Audi                 o  Honda                o  Man          o  Rover
 o  BMW                  o  Hyundai              o  Mazda        o  Scania
 o  CAMMI                o  Intier               o  Mitsubishi   o  Seat
 o  Daimler Chrysler     o  Isuzu                o  Nissan       o  Subaru
 o  Faurecia             o  Jaguar               o  NUMMI        o  Toyota
 o  Fiat                 o  Johnson Controls     o  Opel         o  Visteon
 o  Ford                 o  Kia                  o  Porsche      o  Volkswagen
 o  Freightliner         o  Lear Corporation     o  PSA          o  Volvo


     Our supply relationships are typically sole-source and extend over the life of the model, which is generally four to seven years, and do not normally require the purchase by the customer of any minimum number of products. We receive blanket purchase orders that normally cover annual requirements for products to be supplied for a particular vehicle model which may be terminated at any time. In order to reduce reliance on any one model, we produce automotive interior systems and components for a broad cross-section of both new and more established models.


MARKETING, ENGINEERING AND DEVELOPMENT


     As a global leader in automotive interior components, we differentiate our company in the marketplace by consistently providing high quality products, outstanding customer service and program management and cost effective automotive solutions to global customers. Historically, we marketed individual components, modules and complete systems to customers. With the implementation of "Mega" Tier II strategy, we realigned our marketing efforts to sell integrated product "bundles" to customers in an effort to increase growth in sales and operating income while enhancing the value-add provided to customers. Central to this marketing strategy has been the development of products that enhance both the vehicle's interior aesthetics as well as its acoustic performance. Equally important, and unlike many other Tier I or Tier II automotive suppliers, is the development of marketing and program management teams specifically focused on supporting not only OEMs, but major Tier I customers as well. These dedicated teams, consisting of automotive interior personnel who are able to meet a customer's entire interior needs, provide a single interface for our customers and help avoid duplication of our sales and engineering efforts.


     Products are sold directly to customers under sales contracts that are obtained primarily through competitive bidding. These sales are originated almost entirely by sales staff. This marketing effort is augmented by design and manufacturing engineers that work closely with automotive manufacturers from the preliminary design to the manufacture and supply of automotive interior modules, systems or components. A key element employed to increase sales is to develop increasingly higher value-added products through innovations in materials construction, product design, engineering and styling. In recognition of this, in April of 2000, we formed the Global Product Development Division (GPDD) and also created an Advanced Sales and Program Management Group. The primary focus of the GPDD is to work closely with customer engineering personnel to develop new products, processes, innovations, etc. that are central to winning new business from customers. The Advanced Sales and Program Management Group serves as a "bridge" between the GPDD and customer-focused sales groups who market our products and are responsible for ensuring that customers' needs are being met.

     Through sales offices in North America, South America, Europe and Asia-Pacific, our marketing personnel maintain regular contact with our various customers' engineers and purchasing agents. We continually seek new business from existing customers, as well as seeking to develop relationships with new customers. We market our products by maintaining strong customer relationships, developed over an 80-plus year history in the automotive industry through:


    o extensive technical and product development capabilities;

    o reliable just-in-time delivery of high-quality products;

    o strong customer service;

    o innovative new products; and

    o a competitive cost structure.


     The emergence of modular sourcing favors suppliers with broad manufacturing capabilities and product lines, experience with diverse materials and modular coordination. We believe that our broad base of manufacturing expertise with interior surface resins and materials and our global leadership in delivering cockpits, will favorably position us in the global automotive interior industry. Automotive manufacturers have increasingly looked to suppliers to assume responsibility for introducing product innovations, shortening the development cycle of new models, decreasing tooling investment and labor costs, reducing the number of costly design changes in the early phases of production and improving automotive interior acoustics, comfort and functionality. Once we are engaged to develop the design for the automotive interior system or component of a specific vehicle model, we are also generally engaged to supply these items when the vehicle goes into production. Substantial resources have been dedicated toward improving engineering and technical capabilities, establishing or acquiring strong in-house tooling capabilities and developing advanced technology centers in the United States and in Europe. Similarly, research and development are an integral part of the sales and marketing effort. Especially noteworthy are TAC-Trim's proprietary Intellimold (Trade Mark) injection molding control process, Invisitec (Trade
Mark) invisible passenger air bag door system and Envirosoft castable TPU and TPO materials.


     In order to effectively develop automotive interior systems, it is necessary to have global capabilities in the engineering, research, design, development and validation of the interior components, systems and modules being produced. We conduct research and development at design and technology centers in Dearborn, Michigan; Dover, New Hampshire; Auburn Hills, Michigan; Plymouth, Michigan; Heidelberg, Germany and Tyngsboro, Massachusetts and at several worldwide product engineering centers. At these centers, we design, develop and engineer products to comply with applicable safety standards, meet quality and durability standards, respond to environmental conditions and conform to customer aesthetic and acoustic requirements. In particular, acoustic requirements and cockpit aesthetics have become more important than ever with the advent of in-vehicle telematics. Technologically advanced acoustics testing centers are maintained in Plymouth, Michigan and Heidelberg, Germany and cockpit development centers are located in Auburn Hills and Dearborn, Michigan in order to capitalize on both of these trends.



MANUFACTURING

     We focus on combining smaller manufacturing plants into larger scale plants that have efficient layouts and the ability to absorb core fixed costs.

     We possess cross-disciplinary manufacturing expertise, including an ability to form and assemble multi-material combinations of hard-molded plastics, slush-molded soft skins and surfaces, carpet, fabric, foam, insulation, and other trim materials. Management believes the sophistication of our carpet tufting and dying processes, the foam-in-place process for molded floors and our small-part plastic moldings and assemblies capabilities creates a competitive advantage. Recent acquisitions have added to our manufacturing capabilities:

    o With the Joan acquisition, we gained a scaleable, low-cost package automotive yarn dyeing facility thereby bringing in-house an important source of supply for the manufacture of our fabrics products.


    o The acquisition of Becker, originally established as a tool shop, has supplemented our existing operations with one of the industry's leading tool developers allowing the in-sourcing of a significant portion of our tooling requirements. The addition of Becker's tooling expertise complemented our manufacturing capabilities for carpet and acoustics products and TAC-Trim's large part injection molding process.

    o The TAC-Trim acquisition added advanced process technologies such as slush-molded skinning for high-end instrument panels, thermoplastic casting, and "molded-in" color and decoration insert capability and overall manufacturing discipline and acumen. Specific product and process additions brought on by TAC-Trim include: the patented Intellimold (Trade
      Mark) feedback control system for injection molding control which dramatically reduces cycle times, labor costs and scrap rates; and the proprietary Intelliquence (Trade Mark) software sequencing system which should enable product delivery on a just-in-time basis to global OEM customers. In addition, TAC-Trim significantly expanded our plastic manufacturing capabilities allowing us to provide substantially all of an automobile's interior plastic components.



TECHNOLOGY AND INTELLECTUAL PROPERTY


     Significant resources are dedicated to research and development in order to maintain our position as a leading developer of technology innovations, some of which have been patented or are in the process of being patented, in the automotive interior industry. We have developed a number of patented and proprietary designs for innovative interior features, all focused on increasing value to the customer. Examples include our developed proprietary slimline cupholders, Cavelflex (Trade Mark) (stretch woven) fabrics and the "AcT (Trade
Mark)  family" of acoustically tunable products.

     Our patents and patent applications exist in five primary areas: automotive floor mats, automotive fabric products, acoustics, plastics and convertible systems. With respect to floormats, we hold several U.S. and foreign patents relating to the Akro Edge (Registered Trademark) floormats. Akro Edge (Registered Trademark) floormats are the industry standard for their functional and aesthetic appeal to OEMs and their customers. With respect to automotive fabric patents, we have numerous patents on headliners, trunkliners and floor panels. In the acoustics area, in addition to the proprietary Comet (Registered Trademark) acoustics software, we are actively seeking protection of various aspects of our AcT (Trade Mark) fiber technology and various other means for improving sound deadening and sound absorption in automotive interiors. We have various patents and patent applications directed to cup holders, air outlet assemblies, storage systems and convertible mechanisms.


     In connection with the TAC-Trim acquisition we acquired intellectual property rights to various products and processes including the patented Intellimold (Trade Mark) injection molding control process for use in our business. The Intellimold (Trade Mark) patents are related to methods and/or apparatus for injection molding.

TAC-Trim has also developed certain skin materials and compounding solutions that provide the capability to design cost-effective materials with outstanding performance and aesthetic qualities. Examples of these materials include Envirosoft (Trade Mark) castable thermoplastic materials, high performance PVC alloys, high-definition grain and texture formulation and vacuum thermoplastic applications. TAC-Trim has also developed the Invisitec (Trade Mark) invisible passenger air bag system, which provides improved appearance and craftsmanship at reduced cost. Invisitec (Trade Mark) systems, which integrate the air bag door with the panel and top cover, have been commercialized for soft-cast and vacuum-formed panels and hard injection molded instrument panels. In total, TAC-Trim holds approximately 270 U.S. and approximately 1200 foreign active patents and has approximately 350 patents pending. The intellectual property acquired in the TAC-Trim acquisition is subject to certain limitations on our use and creates continuing obligations to Textron.

     As part of the TAC-Trim acquisition, we entered into three intellectual property license agreements with Textron. In two of these agreements, we licensed back to Textron certain intellectual property that was acquired in the transaction (the "Intellimold Agreement" and the "Licensed-Back IP Agreement"). In the third agreement, we licensed from Textron other intellectual property that we did not acquire in the transaction (the "Retained IP Agreement"). We are providing general descriptions of these agreements although these descriptions do not contain all the material terms in the contracts.


     In all three agreements, the ability to use the intellectual property is limited based on whether the proposed use falls inside or outside a defined field of automotive products (the "Restricted Field").

     In the Intellimold Agreement, we gave Textron an exclusive worldwide, perpetual, irrevocable license to use outside the Restricted Field our rights in the Intellimold process and any enhancements developed by it. Textron was also granted a royalty-free, worldwide, perpetual, irrevocable license to use our rights in the Intellimold process and any enhancements developed by us within the Restricted Field solely in connection with its and certain affiliates' manufacturing, sales and development operations. The Intellimold Agreement also includes an exclusive royalty-free, worldwide, perpetual, irrevocable license for us to use within the Restricted Field any enhancements to the Intellimold process developed by Textron. In the Licensed-Back IP Agreement, we granted Textron a non-exclusive, worldwide, royalty-free, perpetual and irrevocable license to use solely outside the Restricted Field certain intellectual property including over 50 U.S. patents on air bag related products. In the Retained IP Agreement, Textron granted to us a non-exclusive, worldwide, royalty-free, perpetual and irrevocable license to use solely within the Restricted Field certain intellectual property. These patents could have applicability to the automotive industry but such use is somewhat secondary to the use of such technology outside the automotive field.

     As described under the heading "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources -- Leases", we lease certain equipment from Textron. When those leases terminate, if Textron and its affiliates continue to own any interest in the equipment, they will be allowed to use the equipment for certain purposes and to use related intellectual property.


RAW MATERIALS

     Raw materials and other supplies used in our continuing operations are normally available from a variety of competing suppliers. With respect to most materials, the loss of a single or even a few suppliers would not have a material adverse effect on us. We are sensitive to price movements in our raw materials supply base and have not hedged against price fluctuations in commodity supplies, such as plastics and resins. While we may not be able to pass on any future raw materials price increases to customers, a significant portion of increased cost may be offset through volume purchase savings, value engineering/ value analysis in conjunction with our major customers and reductions in the cost of off-quality products and processes. We may evaluate commodities hedging opportunities from time to time.


COMPETITION


     We are a leading supplier in automotive molded carpet and acoustics, auto fabrics, convertible top systems and automotive plastics components and cockpits. Customers rigorously evaluate suppliers on the basis of product, quality, price competitiveness, technical expertise and development capability, new product innovation, reliability and timeliness of delivery, product design capability, leanness of facilities, operational flexibility, customer service and overall management. Some competitors may have greater financial resources than us or a competitive advantage in the production of any given product that we manufacture, and there can be no assurance that we will be able to successfully compete in the markets for the products we currently provide.


JOINT VENTURES


     We participate in four minority business enterprises in the U.S. (Aguirre and Collins & Aikman Plastics, LLC, Engineered Plastic Products, Inc., Synova Plastics, LLC and Synova Carpets LLC). These joint ventures play an important role in securing new business as automotive manufacturers continue to promote economic diversity by proactively increasing the amount of business they source to minority suppliers. These joint ventures were instrumental in our obtaining contracts with General Motors, Toyota, DaimlerChrysler and Johnson Controls to supply them with various plastic components and systems for a number of vehicle models.

     In connection with the TAC-Trim acquisition, we acquired a 50% interest in an Italian joint venture. Textron Automotive Holdings (Italy) S.r.L. is an Italian company that will offer interior and exterior automotive trim products to customers in Italy. Textron indirectly owns the other 50% of the Italian joint venture. A recent project of the Italian joint venture is to service certain cockpit needs for three new Fiat lines at a facility being built at Fiat's Cassina, Italy plant. We will not control the joint venture but will be required to provide certain administrative, technical and engineering services and to license certain patents and other know-how to the Italian joint venture. We expect to receive certain fees and reimbursement of certain expenses in providing these services and licensing these rights. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources -- Commercial Commitments" for additional discussion regarding a put and call arrangement that we entered into with respect to the remaining 50% interest in the Italian joint venture.



LABOR MATTERS AND EMPLOYEES


     As of March 31, 2002, our continuing operations employed approximately 26,304 persons on a full-time or full-time equivalent basis. Approximately 51% of such employees were represented by labor unions in the United States, Canada and other countries. Each facility has its own collective bargaining unit and management believes that our relations with our employees represented by labor unions and our other employees are generally good. From time to time in the ordinary course of our business, grievances are filed against us by employees and unions.



PROPERTIES

     We have over 120 plants and facilities in North America, South America, Europe and Asia. Approximately 70% of the total square footage of these facilities is owned and the remainder is leased. Many of our facilities are strategically located to provide product delivery to our customers on a just-in-time basis.


                        FACILITIES BY GEOGRAPHIC REGION




                                                  NORTH       SOUTH
               TYPE OF FACILITY                  AMERICA     AMERICA     EUROPE     ASIA     TOTAL
---------------------------------------------   ---------   ---------   --------   ------   ------
Manufacturing ...............................   57               4         31        --       92
Design, Research & Development, and Technical
 Centers ....................................   19              --          8        --       27
Sales Branches, Offices, Other ..............   16              --          8         2       26
                                                --              --         --        --       --
 Total(1) ...................................   92               4         47         2      145


----------
(1) Total facilities shown per the table exceeds the 120 plants and facilities indicated above because certain facilities listed in the table serve in more than one of the indicated capacities.

ENVIRONMENTAL MATTERS AND LEGAL PROCEEDINGS

     Except as described below, we are not party to any material pending legal proceedings, but we are involved in ordinary routine litigation incidental to the business.

     Environmental: We are subject to federal, state, local and foreign environmental, and health and safety, laws and regulations that (a) affect ongoing operations and may increase capital costs and operating expenses in order to maintain compliance with such requirements and (b) impose liability relating to contamination at facilities, and at other locations such as former facilities, facilities where we have sent wastes for treatment or disposal, and other properties to which we may be linked. Such liability may include, for example, investigation and clean-up of the contamination, personal injury and property damage caused by the contamination, and damages to natural resources. Some of these liabilities may be imposed without regard to fault, and may also be joint and several (which can result in a liable party being held responsible for the entire obligation, even where other parties are also liable).


     We believe that we have obtained, and are in material compliance with those material environmental permits and approvals necessary to conduct our various businesses. Environmental compliance costs for continuing businesses are accounted for as normal operating expenses or capital expenditures, except for certain costs incurred at acquired locations. Environmental compliance costs relating to conditions existing at the time of an acquisition are generally charged to reserves established in purchase accounting. We accrue for environmental remediation costs when such obligations are known and reasonably estimable. In the opinion of management, based on the facts presently known to it, such environmental compliance and remediation costs will not have a material effect on our business, consolidated financial condition, future results of operations or cash flows.

     We are legally or contractually responsible or alleged to be responsible for the investigation and remediation of contamination at various sites, and for personal injury or property damages, if any, associated with such contamination. At some of these sites we have been notified that we are a PRP under the federal Superfund law or similar state laws. We may be identified in other sites in the future and may be responsible for contamination, including with respect to divested and acquired businesses.

     We are currently engaged in investigating or remediating certain sites. In estimating cost of investigation and remediation, we considered, among other things, prior experience in remediating contaminated sites, remediation efforts by other parties, data released by the USEPA, the professional judgment of our environmental experts, outside environmental specialists and other experts, and the likelihood that other identified PRPs will have the financial resources to fulfill their obligations at sites where they may be jointly and severally liable. It is difficult to estimate the total cost of investigation and remediation due to various factors including:


    o incomplete information regarding particular sites and other PRPs;

    o uncertainty regarding the nature and extent of environmental problems and our share, if any, of liability for such problems;

    o the ultimate selection among alternative approaches by governmental regulators;

    o the complexity and evolving nature of environmental laws, regulations and governmental directives; and

    o changes in cleanup standards.


     We have established reserves for environmental investigation and non-capital remediation costs. Management believes such reserves comply with generally accepted accounting principles. We record reserves for these environmental costs when litigation has commenced or a claim or assessment has been asserted or is imminent, the likelihood of an unfavorable outcome is probable, and the financial impact of such outcome is reasonably estimable. As of March 31, 2002, total reserves for these environmental costs are approximately $59.6 million. Approximately half of those environmental reserves are for the three sites discussed below. The balance relates to approximately 40 additional locations where we are participating in the investigation or remediation of the site, either directly or through financial contribution or where we are alleged to be responsible for costs of investigation or remediation.

     We are implementing a 1991 Administrative Order issued by USEPA concerning the remediation of soil and groundwater contamination associated with the Stamina Mills Superfund Site in North Smithfield, Rhode Island. Although the outcome of ongoing litigation with the government could reduce this expense, the environmental reserve assumes that we will have full responsibility for this matter. In addition, in March 2001 we received notice of a suit filed in Rhode Island state court on behalf of a person alleging medical conditions caused by exposure over a number of years, through drinking water and otherwise, to a chlorinated solvent in contaminated groundwater associated with the site. We filed an answer denying liability. Although management believes we have significant defenses, the suit is in its early stages.


     We are also implementing a 1990 Administrative Order by Consent with the New Hampshire Department of Environmental Services (DES) concerning the investigation and remediation of the Cardinal Landfill in Farmington, NH. Among other things, we also paid for alternative water supplies to residences impacted by groundwater contamination associated with the landfill and investigation and, if necessary, remediation of off-site impacts from the landfill. The DES is in the process of selecting a remedy to address conditions at the landfill. Concern about conditions in the soil and groundwater at and in the vicinity of the site have prompted a lawsuit in state court, on behalf of several families that reside in a mobile home park near the landfill, against the park owner. Although we believe we would have significant defenses, no assurance can be given that litigation will not be brought against us arising out of the contamination or, if so, that the matter would be resolved in a way that is not material.


     As a result of the TAC-Trim acquisition, we are also one of 11 PRPs implementing a 1993 Consent Decree with USEPA and the State of New Hampshire concerning the remediation of soil, groundwater and sediment contamination associated with the Dover Municipal Landfill Superfund Site in Dover, New Hampshire. Under a related 1997 Administrative Order on Consent with the USEPA, the PRPs are in the process of assessing a possible alternative to the remedy previously selected for this site.

     In the opinion of management, based on information presently known to it, identified environmental costs and contingencies will not have a material adverse effect on the consolidated financial condition or future results of operations. However, no assurance can be given that management has identified or properly assessed all potential environmental liability arising from our business or properties, and those of present and former subsidiaries and their corporate predecessors.

     During 2001, we received payments of $14.5 million on environmental claims related to discontinued operations. Of the $14.5 million in payments, we recorded $8.8 million, net of income taxes, as income from discontinued operations.

     During 2000, we settled claims for certain other environmental matters related to discontinued operations for a total of $20.0 million. Settlement proceeds are being paid to us in three installments. Installments of $7.5 million were received in both 2000 and 2001. We anticipate receiving the final payment of $5.0 million on June 30, 2002. Of the $20.0 million settlement, we recorded the present value of the settlement as $7.0 million of additional reserves, based on our assessment of potential environmental exposures, and $6.6 million, net of income taxes, as income from discontinued operations.


     Other Claims: As of May 17, 2002, we were party to approximately 701 pending cases alleging personal injury from exposure to asbestos containing materials used in boilers manufactured before 1966 by former operations of ours which were sold in 1966. Asbestos-containing refractory bricks lined the boilers and, in some instances, our former operations installed asbestos-containing insulation around the boilers. These pending cases do not include cases that have been dismissed or are subject to agreements to dismiss due to the inability of the plaintiffs to establish exposure to a relevant product and cases that have been settled or are subject to settlement agreements. Total settlement costs for these cases have been less than $181,000 or an average of less than $4,250 per settled case. The defense and settlement costs have been substantially covered by our primary insurance carriers under a claims handling agreement that expires in August 2006. We have primary, excess and umbrella insurance coverage for various periods available for asbestos-related boiler and other claims. Our primary carriers have agreed to cover approximately 80% of certain defense and settlement costs up to a limit of approximately $70.5 million for all claims made, subject to reservations of rights. The excess insurance coverage, which varies in availability from year to year, is approximately $620 million in aggregate for all claims made. Based on the age of the boilers, the nature of the claims and settlements made to date, and the insurance coverage, management does not believe that these cases will have a material impact on our financial condition, results of operations or cash flows. However, we cannot assure that we will not be subjected to significant additional claims in the future, that insurance will be available as expected or that unanticipated damages or settlements in the future would not exceed insurance coverage.

                                   MANAGEMENT


     Set forth below is information regarding directors and executive officers of C&A.






              NAME                 AGE(1)                        POSITION
-------------------------------   --------   -----------------------------------------------
Thomas E. Evans ...............   50         Chairman of the Board and Chief Executive
                                             Officer
Charles E. Becker .............   55         Vice Chairman of the Board
Robert C. Clark ...............   58         Director
Marshall A. Cohen .............   67         Director
David C. Dauch ................   37         Director
Cynthia Hess ..................   45         Director
Timothy D. Leuliette ..........   52         Director
Elkin McCallum ................   58         Director
W. Gerald McConnell ...........   38         Director
Warren B. Rudman ..............   71         Director
J. Michael Stepp ..............   57         Director and Chief Financial Officer
David A. Stockman .............   55         Director
Daniel P. Tredwell ............   44         Director
Samuel Valenti III ............   56         Director
Gerald E. Jones ...............   56         Executive Vice President Global Manufacturing
                                             Operations, Fabrics
Millard L. King ...............   57         Executive Vice President Global Manufacturing
                                             Operations, Carpet and Acoustics Systems
Bernd Lattemann ...............   60         President and Managing Director European
                                             Operations
Ronald T. Lindsay .............   51         Senior Vice President, General Counsel and
                                             Secretary
Michael A. Mitchell ...........   59         President Global Commercial Operations
Jerry L. Mosingo ..............   50         Executive Vice President Global Manufacturing
                                             Operations, Plastics & Cockpit Systems
Jonathan L. Peisner ...........   42         Senior Vice President, Treasurer
Jeffrey A. Rose ...............   42         Senior Vice President Global Product
                                             Development and Technology
Russell N. Stroud .............   59         Senior Vice President Global Supply Chain
                                             Managementand Company-Wide Cost
                                             Optimization
Gregory L. Tinnell ............   41         Senior Vice President, Human Resources
Reed A. White .................   54         President of Collins & Aikman Dura Convertible
                                             Systems


----------

(1)   As of March 28, 2002.



     Thomas E. Evans has been Chairman of the Board and Chief Executive Officer of C&A since April 1999. Previously, he was President of Tenneco Automotive, an automotive supplier and a division of Tenneco, Inc., from 1995 until April 1999. Prior to that, Mr. Evans served for six years with Case Corporation, a manufacturer of farm machinery and construction equipment and a subsidiary of Tenneco, Inc., in a series of senior management positions, the last being Senior Vice President of Worldwide Operations. Prior to his employment with Case Corporation, he spent sixteen years in the automotive industry with Rockwell International and Federal Mogul Corporation. Mr. Evans is also a director of the Motor & Equipment Manufacturers Association, the National Association of Manufacturers and the Institute of Textile Technology. Mr. Evans is also a director of Products.

     Charles E. Becker is Vice Chairman of the Board and has been a director since July 2001. For over 25 years, through 1998, Mr. Becker was the CEO and co-owner of Becker Group, Inc., a global automotive interiors components supplier. Becker Group, Inc. was sold to Johnson Controls, Inc. in 1998. In January 1999, Mr. Becker re-acquired 10 North American plastic molding and tooling operations from Johnson Controls, which subsequently became Becker Group, LLC. Mr. Becker is also the owner and chairman of Becker Ventures, LLC, which was established in 1998 to invest in a variety of business ventures, including the manufacturing, real estate and service industries. Mr. Becker is also a director of Metaldyne Corporation (formerly known as MascoTech, Inc.), a diversified industrial manufacturing company and designated to become a director of TriMas Corporation.

     Robert C. Clark has been a director of C&A since October 1994. Mr. Clark is Dean of the Harvard Law School and Royal Professor of Law. Mr. Clark joined Harvard Law School in 1979 after four years at Yale Law School, where he was a tenured professor, and became Dean in 1989. Mr. Clark is a corporate law specialist and author of numerous texts and legal articles. Prior to his association with academia, he was in private practice with Ropes & Gray. Mr. Clark is also a director of American Lawyer Media Holdings, Inc. and American Lawyer Media, Inc. and a trustee of Teachers Insurance Annuity Association
(TIAA).

     Marshall A. Cohen has been a director of C&A since April 2001. Mr. Cohen has been Counsel at Cassels Brock and Blackwell, a Canadian law firm, since October 1996. From 1988 until September 1996, Mr. Cohen served as President and Chief Executive Officer of The Molson Companies Ltd., a brewing company. Mr. Cohen is also a director of The Toronto-Dominion Financial Group, Barrick Gold Corporation, American International Group, Inc., Lafarge Corporation, SMK Speedy International Inc., The Goldfarb Corporation, Premcor Inc., The Quorum Group (Vice Chairman), Haynes International, Inc., Metaldyne and Golf Town Canada Inc. Mr. Cohen serves on the Advisory Boards of The Blackstone Group and Heartland Industrial Partners L.P.

     David C. Dauch has been a director of C&A since May 2002 and vice president of manufacturing -- driveline division of American Axle & Manufacturing since 2001, a company he joined in 1995 as manager, sales administration. In 1996, he became director of sales, GM full size truck programs and was named vice president of sales and marketing in 1998. From 1987 to 1995, Mr. Dauch was employed by Products at which he held positions of product manager, account executive, and director of Ford sales and marketing for the Automotive Carpet and Fabric Groups.

     Cynthia L. Hess is the owner and CEO of Hess Group, LLC. Prior to forming Hess Group in 2002, Ms. Hess was a senior managing director of Heartland (See "Certain Relationships and Related Transactions -- Certain Relationships -- Heartland"). She was formerly Vice President of corporate quality for DaimlerChrysler, where she led the corporate strategy for quality improvement and facilitated quality plan execution. In her 22 years with DaimlerChrysler, Ms. Hess held various engineering, manufacturing and procurement supply positions. Ms. Hess is also a director of Metaldyne Corporation.

     Timothy D. Leuliette was elected as a director of C&A in February 2001 and has been a director of Metaldyne since November 2000. He is currently President and Chief Executive Officer of Metaldyne. He is also designated to become a director of TriMas Corporation. He is a co-founder of Heartland. Prior to joining Heartland, Mr. Leuliette joined the Penske Corporation as President and Chief Operating Officer in 1996. From 1991 to 1996 Mr. Leuliette served as President and Chief Executive Officer of ITT Automotive, an automotive company. He also serves on a number of corporate and charitable boards, including serving as director of The Federal Reserve of Chicago, Detroit Branch.

     Elkin McCallum was elected as a director of C&A in September 2001. Mr. McCallum has been the Chairman of the Board and CEO of Joan Fabrics Corporation since 1989 and has also been the Chairman and CEO of Tyng Textiles LLC since 1996. Mr. McCallum is currently Vice Chairman of the Board of Trustees of Bentley College and chairman elect for the next academic year.

     W. Gerald McConnell was elected as a director of C&A in February 2001 and has been a senior managing director of Heartland since its founding in 2000. Mr. McConnell was formerly a managing director at Deutsche Bank Alex. Brown (formerly Bankers Trust Co.), a banking firm, from 1997 until

1999. From 1991 until 1999, Mr. McConnell specialized in leveraged finance and financial sponsor coverage at Deutsche Bank Alex. Brown. Mr. McConnell also serves on the board of directors of Springs Industries, Inc. and is designated to become a director at TriMas Corporation.

     Warren B. Rudman has been a director of C&A since June 1995. Mr. Rudman has been a partner in the law firm of Paul, Weiss, Rifkind, Wharton & Garrison since January 1993. Mr. Rudman served as a United States Senator from New Hampshire from 1980 through 1992 and as Attorney General of New Hampshire from 1970 until 1976. Mr. Rudman is also a director of the Chubb Corporation, Allied Waste, Boston Scientific, the Raytheon Company and an independent trustee of several mutual funds of the Dreyfus Corporation.

     J. Michael Stepp was elected as a director of C&A in February 2001 and is designated to become a director at TriMas Corporation. Mr. Stepp was previously Executive Vice President and Chief Financial Officer of C&A from April 1995 through December 1999. Mr. Stepp was a consultant to C&A and was an independent mergers and acquisitions advisor from January 2000 through February 2001. Since March 2001, Mr. Stepp has been a senior managing director of Heartland. He is also a director of Products and is designated to become a director at TriMas Corporation.

     David A. Stockman has been a director of C&A since February 2001. Mr. Stockman is also a director of Metaldyne and Springs Industries, Inc. and is designated to become a director at TriMas Corporation. He is the senior managing director and the founder of Heartland. Prior to founding Heartland, he was a senior managing director of The Blackstone Group L.P. and had been with Blackstone since 1988. Mr. Stockman also served as the director of the Office of Management and Budget in the Reagan Administration, and represented Southern Michigan in the U.S. House of Representatives from 1976 to 1981.

     Daniel P. Tredwell has been a director of C&A since February 2001. Mr. Tredwell is also a director of Metaldyne and Springs Industries, Inc. and is designated to become a director at TriMas Corporation. He is a senior managing director and a co-founder of Heartland. He has more than a decade of leveraged financing experience. Mr. Tredwell served as a Managing Director at Chase Securities Inc. and had been with Chase Securities since 1985. From 1980 to 1985, Mr. Tredwell was employed as the Press Secretary to U.S. Representative Robert L. Livingston.

     Samuel Valenti III has been a director of C&A since February 2001. He is a senior managing director of Heartland, Chairman of Valenti Capital LLC, and has been a director of Metaldyne Corporation since January 2001. Mr. Valenti is a director of Masco Capital Corporation and has been its President since 1988. Mr. Valenti was formerly Vice President -- Investments of Masco Corporation, a home improvement and building products company. Mr. Valenti is also a director of Products and is designated to become a director at TriMas Corporation.


     Gerald E. Jones has been Executive Vice President of Global Manufacturing Operations, Fabrics since November 2001 and an executive officer since March 2002. Mr. Jones, who has over 30 years of industry experience, joined C&A as a director of manufacturing in July 1995. From April 2000 until November 9, 2001, he was General Manager, Automotive Woven Fabrics.

     Millard L. King, Jr. has been Chief Operating Officer of U.S. Automotive Carpet Systems since January 1999 and an executive officer of C&A since March 2002. Mr. King joined C&A in 1971. Prior to his current position with C&A, Mr. King most recently held the positions of Vice President of Operations for Automotive Knit Fabrics and then Chief Operating Officer of the Automotive Knit and Woven Operations.


     Bernd Lattemann has been President and Managing Director of European Operations since January 2002 and an executive officer of C&A since March 2002. Mr. Lattemann has over 30 years of sales and manufacturing and automotive experience, including serving as an independent consultant from 1998 to 2002 and Chief Executive Officer from 1996 to 1998 for Becker Group Europe GmbH. Previously, Mr. Lattemann held several positions at SKF's Specialty Bearings Division.


     Ronald T. Lindsay has been Senior Vice President, General Counsel and Secretary and an executive officer of C&A since 1999. He has been Senior Vice President since 1999, Vice President 1988-1999, and since 1988, General Counsel and Secretary of Products.

     Michael A. Mitchell has been President, Global Commercial Operations since January 2002 and an executive officer of C&A since March 2002. Mr. Mitchell has over 40 years of industry experience, having previously held senior management positions at Chrysler Corporation and American Motors. He served as Executive Vice President, Business & Product Development from 1997 to 2002 and Executive Vice President of Engineering, Purchasing and Program Management from 1995 to 1997 for TAC-Trim.


     Jerry L. Mosingo has been Executive Vice President, Global Plastics and Cockpit Systems since January 2002 and an executive officer of C&A since March 2002. Mr. Mosingo has over 30 years of industry experience, and he was previously Executive Vice President of Manufacturing from 1999 to 2002 and Senior Vice President of Operations in 1999 for TAC-Trim. Previously, he served as Vice President of Quality from 1997 to 1999 and Director of Operations from 1992 to 1997 for A.O. Smith.



     Jonathan L. Peisner has been Senior Vice President and Treasurer since February 2002. Mr. Peisner joined C&A in 1999 as Senior Vice President of Communications and Investor Relations. From January 2000 until February 2002, he was Senior Vice President of Communications, Investor Relations and Business Planning. He has been an executive officer of C&A since February 2000. From 1997 until 1999, he was Director of Investor Relations and Business Planning for Lear Corporation, an automotive supplier, and from 1995 until 1997 he was director of Investor Relations. Mr. Peisner serves on the National Association of Manufacturers Public Affairs Steering Committee and the National Investor Relations Institute Small Cap Advisory Group.


     Jeffrey A. Rose has been Senior Vice President, Global Product Development and Technology since January 2002 and an executive officer of C&A since March 2002. Mr. Rose has 20 years of industry experience, and he previously served as Vice President of Technology for TAC-Trim, which he joined in 1995 as Director of Interior Trim Engineering. Prior to 1995, he worked for Toyota at their Technical Center in Ann Arbor, Michigan.



     Russell N. Stroud has been Senior Vice President, Global Supply Chain Management and Company-Wide Cost Optimization and an executive officer of C&A since March 2002. He has over 35 years of broad automotive experience with both OEMs and suppliers. Previously, he served as Vice President of Procurement from 2000 to 2002 and Vice President of Sales, Marketing and Strategic Planning from 1998 to 2000 for New Venture Gear and President & COO for Thyssen Steel Group from 1996 to 1998 and held a number of positions at Chrysler Corporation.


     Gregory L. Tinnell has been Senior Vice President of Human Resources and an executive officer since April 2000. Previously, he was Vice President of Human Resources for our southern and Mexican Operations, as well as Vice President of Global Compensation & Benefits. Mr. Tinnell joined C&A in 1995. Prior to Collins & Aikman, he served in various management positions with Sara Lee Corporation, Nabisco Foods Group and North American Refractories Company. Mr. Tinnell serves on the National Association of Manufacturers Human Resources Steering Committee.



     Reed A. White has been President of Dura Convertible Systems, Inc. (also known as Collins & Aikman Dura Convertible Systems) since 1994, has been employed thereby in various management positions since April 1985 and has been an executive officer of C&A since February 2000.

                             PRINCIPAL STOCKHOLDERS


     Set forth in the table below is certain information as of May 15, 2002, after giving effect to our one-for-2.5 reverse stock split, regarding the beneficial ownership of C&A common stock by:


    o persons who are known to us to own beneficially more than five percent of C&A common stock based upon information from various sources available to us as of May 15, 2002,


    o current directors of C&A,


    o the executive officers of C&A (including our chief executive officer and our four most highly compensated executive officers) and



    o the directors and executive officers of C&A as a group.



     The amounts and percentages of C&A common stock beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of the security, or investment power, which includes the power to dispose of or to direct the disposition of the security. Certain shareholders, including Heartland, Blackstone Capital, Wasserstein/C&A Holding, Charles E. Becker and Elkin McCallum and their respective affiliates are party to stockholders agreements containing agreements relating to voting for director designees and share transfer restrictions. Except as indicated in the footnotes to this table, we believe each beneficial owner named in the table below has sole voting and sole investment power with respect to all shares beneficially owned by them.

                                                                                 PERCENT OF CLASS
                                                AMOUNT AND NATURE OF   -------------------------------------
NAME OF BENEFICIAL OWNER**                      BENEFICIAL OWNERSHIP    PRIOR TO OFFERING     AFTER OFFERING
--------------------------------------------   ---------------------   -------------------   ---------------
Blackstone Capital Partners L.P. ...........          4,187,348(1)              6.2%                4.8%
 345 Park Avenue
 New York, NY
Charles E. Becker ..........................          7,539,262(2)             11.2%                8.6%
Robert C. Clark ............................             32,000(3)                *                   *
Marshall A. Cohen ..........................              4,000(3)                *                   *
Thomas E. Evans ............................            629,242(4)                *                   *
Heartland Industrial Partners L.P. .........         26,880,000(5)             39.8%               30.7%
 55 Railroad Avenue
 Greenwich, CT
Cynthia L. Hess ............................                  0(13)
Joan Fabrics Corporation ...................          5,543,600(6)             12.2%               15.8%
 100 Vesper Executive Park
 Tyngsboro, MA
Timothy D. Leuliette .......................                  0(13)
Ronald T. Lindsay ..........................             34,444(7)                *                   *
W. Gerald McConnell ........................                  0(13)
Warren B. Rudman ...........................             28,000(3)                *                   *
J. Michael Stepp ...........................             30,067(8)                *                   *
David A. Stockman ..........................                  0(13)
Textron Inc ................................          7,200,000(9)             10.7%                8.2%
 40 Westminster Street
 Providence, RI
Daniel P. Tredwell .........................                  0(13)
Samuel Valenti, III ........................                  0(13)
Wasserstein/C&A Holdings, L.L.C ............          4,668,840(10)             6.9%                5.3%
 1301 Avenue of the Americas
 New York, NY
Reed A. White ..............................             46,043(11)               *                   *
Executive officers and directors as a group
 (25 persons) ..............................         13,560,604(12)            20.1%               15.5%



----------

*     Less than one percent of shares of common stock outstanding.


** Unless specified, the address of each beneficial owner is c/o Heartland Industrial Partners, L.P., 55 Railroad Avenue, Greenwich, Connecticut 06830.

(1) Of these shares (i) 3,296,448 shares are held directly by Blackstone Capital Partners L.P., a Delaware limited partnership, the sole general partner of which is Blackstone Management Associates L.P. ("Blackstone Associates"), (ii) 170,089 shares are held directly by Blackstone Family Investment Partnership I L.P., a Delaware limited partnership ("BFIP"), the sole general partner of which is Blackstone Management Associates I L.L.C. ("BMA"), (iii) 14,943 shares are held directly by Blackstone Advisory Directors Partnership L.P., a Delaware limited partnership ("BADP"), the sole general partner of which is Blackstone Associates, and
      (iv) 705,868 shares are held directly by Blackstone Capital Company II L.L.C., a Delaware limited liability company, all the ownership interest of which is owned directly and indirectly by Blackstone Capital Partners L.P., BFIP and BADP.

(2) Such shares represent (a) 5,440,000 shares acquired by Mr. Becker as consideration for the Becker acquisition, (b) 339,262 shares acquired by Mr. Becker immediately following the closing of the Becker acquisition from one of the other former Becker shareholders, (c) 160,000 shares subject to presently exercisable warrants to purchase such common stock at $12.50 per share acquired by Mr. Becker as consideration for the Becker acquisition and (d) 1,600,000 shares acquired by Becker Ventures as part of the financing for the TAC-Trim acquisition. Mr. Becker is the managing member of Becker Ventures and holds a controlling interest in Becker Ventures. Mr. Becker became a C&A director and Vice Chairman upon completion of the Becker acquisition.


(3) Represents shares underlying options granted under C&A's 1994 Directors Stock Option Plan (the "1994 Plan") which (i) are vested or (ii) will vest within 60 days unless the director ceases to be a director prior to that time.


(4) Of these shares, (i) 98,000 are held directly, (ii) 27,242 shares are held indirectly in the Stock Fund of the 401(k) and Shadow Retirement Income Plans and (iii) 504,000 represent shares underlying options granted under the 1994 Plan which are vested.

(5) The 26,880,000 shares beneficially owned are indirectly owned by Heartland Industrial Associates L.L.C. as the general partner of each of the following limited partnerships, which hold the shares directly: (a) 304,125 shares are held directly by Heartland Industrial Partners (FF), L.P., a Delaware limited partnership, (b) 391,400 shares are held directly by Heartland Industrial Partners (E1), L.P., a Delaware limited partnership, (c) 229,951 shares are held directly by Heartland Industrial Partners (K1), L.P., a Delaware limited partnership, (d) 114,976 shares are held directly by Heartland Industrial Partners (C1), L.P., a Delaware limited partnership, and (e) 25,839,549 shares are held directly by Heartland Industrial Partners, L.P., a Delaware limited partnership.

(6) Of these shares (a) 5,104,000 shares were acquired by Joan Fabrics Corporation as a part of the consideration for the sale of Joan to us, (b) 30,000 shares were previously acquired by Mr. McCallum and his spouse, (c) 9,600 were shares previously acquired by the McCallum Family Foundation and (d) 400,000 shares were acquired by Mr. McCallum as consideration in the Southwest Laminates acquisition which was consumated on April 12, 2002. The sole stockholder of Joan Fabrics Corporation is JFC Holding Trust, in which Elkin McCallum is the Trustee and has a 75% beneficial interest and his spouse, Donna McCallum, owns the balance. Mr. McCallum became a director of C&A upon the consummation of the Joan acquisition.

(7) Of these shares, (i) 2,920 are held directly, (ii) 17,970 represent shares underlying options granted under the 1993 Employee Stock Option Plan (the "1993 Plan") which are vested, (iii) 10,667 represent shares underlying options under the 1994 Plan which are vested and (iv) 2,887 shares are held indirectly in the Stock Fund of the 401(k) and Shadow Retirement Income Plans.

(8) Of these shares, (i) 26,000 are held directly and (ii) 4,067 are held indirectly in the Stock Fund of the 401(k) and Shadow Retirement Income Plans.

(9) Such shares are beneficially owned by Textron Inc. Under the purchase agreement for the TAC-Trim acquisition, Textron has the right to designate a director to serve on C&A's Board of Directors. As of this date, it has not yet identified the individual that it will designate. Accordingly, the table does not include the Textron designee, who is expected to disclaim beneficial ownership of all securities beneficially owned by Textron.

(10) Of these shares (i) 4,636,684 are held directly by Wasserstein/C&A Holdings, L.L.C. (the "Wasserstein L.L.C."), which is controlled by Wasserstein Perella Partners, L.P. ("WP Partners"), the sole general partner of which is Wasserstein Perella Management Partners, Inc. ("Wasserstein Management"), which is controlled by Cypress Capital Advisors, LLC ("CCA"), (ii) 7,200 are held directly by WPPN, Inc., an indirect subsidiary of WP Group, (iii) 18,000 shares are held directly 33% by each of three trusts for which Bruce Wasserstein, the Chairman and Chief Executive Officer of Wasserstein Management (who is also a director and stockholders of WP Group), is the Co-Trustee, (iv) 4,201 are owned directly by Bruce Wasserstein and (v) 2,755 are held by Bruce Wasserstein's descendants' trusts.

(11) Of these shares, (i) 40,710 represent shares underlying options granted under the 1993 Plan which are vested and (ii) 5,334 represent shares underlying options granted under the 1994 Plan which are vested.

(12) Excludes shares held by Heartland and its affiliates, Joan Fabrics and its affiliates, Becker Ventures and its affiliates, Textron Inc. and its affiliates, Blackstone Partners and its affiliates and Wasserstein L.L.C. and its affiliates.

(13) As described under (5) above, 26,880,000 shares are beneficially owned by Heartland Industrial Associates, L.L.C. Mr. Stockman is the Managing Member of Heartland Industrial Associates, L.L.C., but disclaims beneficial ownership of such shares. Messrs. Leuliette, McConnell, Stepp, Tredwell and Valenti and Ms. Hess are also members of Heartland Industrial Associates, L.L.C. and also disclaim beneficial ownership of the shares.


STOCKHOLDERS AND REGISTRATION RIGHTS AGREEMENTS

     We and various of our shareholders are parties to stockholders agreements and registration rights agreements. C&A is a party to a stockholders agreement with Heartland and certain affiliates (the "Heartland parties"), Blackstone and certain of its affiliates (the "Blackstone parties") and the Wasserstein L.L.C. and certain of its affiliates (the "Wasserstein parties"). This agreement contains (i) rights of first refusal on private sales of common stock by the Blackstone parties and the Wasserstein parties in favor of the Heartland parties, (ii) tag-along rights in favor of the Blackstone parties and the Wasserstein parties in the event of certain transfers of common stock by Heartland and (iii) for so long as Heartland has a right to designate directors, a drag-along right enabling Heartland to cause the Blackstone parties and Wasserstein parties to sell all of their common stock with Heartland when Heartland is selling all of its common stock to a third party (including by merger). The agreement further provides that the stockholder parties thereto will vote their shares of C&A common stock to ensure that seven members of C&A's Board of Directors will be designated by Heartland, one by the Wasserstein parties and one by the Blackstone parties, in each case so long as each of Heartland, the Wasserstein parties and the Blackstone parties (in each case, together with its affiliates) continue to beneficially own at least 25% of the common stock owned by them as of February 23, 2001. However, the Blackstone and Wasserstein parties relinquished their rights to designate directors on March 15, 2002. In addition, there must be three independent directors not otherwise affiliated with C&A, the Blackstone parties, the Wasserstein parties or Heartland. C&A's chief executive officer is also required to serve as a director. Certain rights inure to the benefit of, and certain obligations bind, subsequent transferees of common stock held by the parties to the stockholders agreement, but none of the rights or obligations apply to public sales, whether under Rule 144 or under a registration statement.

     This stockholders agreement also contains certain restrictions on C&A's ability to enter into transactions with Heartland and its affiliates. C&A and its subsidiaries may not enter into any such transaction or series of related transactions involving payments or other consideration in excess of $500,000 without the consent of (i) each of the Blackstone parties and the Wasserstein parties, so long as each holds at least 25% of the common stock held by it as of February 23, 2001, for so long as Heartland and its affiliates directly or indirectly beneficially own at least 50% of the outstanding common stock and
(ii) a majority of the members of the board who are disinterested with respect to the particular transaction and were not designated for election by Heartland so long as Heartland and its affiliates own at least 25% of the common stock owned by them on the date of the stockholders agreement. The Blackstone parties and the Wasserstein parties also relinquished their consent rights to the foregoing as of March 15, 2002. The restrictions described above do not apply to (i) an advisory fee on certain acquisitions and divestitures by C&A in an amount not exceeding 1% of the enterprise value thereof and related out-of-pocket fees and expenses, (ii) transactions involving the sale, purchase or lease of goods and services in the ordinary course of business and on an arms-length basis between C&A and portfolio companies of Heartland in an amount involving not more than $1.25 million in any transaction, and (iii) certain other transactions.

     There is also a stockholders agreement (the "Becker/Joan Stockholders Agreement") among Charles E. Becker, Michael E. McInerney and Jens Hohnel (the "Becker parties"), Joan Fabrics Corporation, JFC Holdings Trust, Mr. Elkin McCallum and Donna McCallum (the "Joan parties"), the Heartland parties and C&A. The Becker/Joan Stockholders Agreement contains (i) rights of first refusal on private sales of common stock by the Becker parties and the Joan parties in favor of the Heartland parties, (ii) tag-along rights in favor of the Becker parties and the Joan parties in the event of certain transfer of common stock by Heartland and (iii) for so long as Heartland has a right to designate directors, a drag-along right enabling Heartland to cause the Becker parties and Joan parties to sell all of their common stock with Heartland when Heartland is selling all of its common stock to a third party (including by merger).

     The Becker/Joan Stockholders Agreement further provides that the Becker parties, the Joan parties and Heartland will each vote their common stock to ensure that Charles E. Becker and Elkin McCallum are each members of C&A's Board of Directors, so long as the Becker parties and the Joan parties, respectively, continue to hold shares representing 25% of the common stock originally acquired by them. The Becker/Joan Stockholders Agreement also provides that the Becker parties will vote their shares in favor of the election of Heartland's designees to C&A's Board of Directors. Certain rights inure to the benefit of, and certain obligations bind, subsequent transferees of common stock, but none of the rights or obligations apply to public sales, whether under Rule 144 or under a registration statement.

     Under the various registration rights agreements, we have granted the following demand registration rights in respect of C&A common stock. Demand registration rights have been granted to the following persons: (1) Heartland is entitled to four demand registrations, (2) Blackstone and Wasserstein are each entitled to two demand registrations, (3) Becker and Joan are each entitled to two demand registrations and (4) Textron is entitled to two demand registrations. Each demand holder has rights to be included in other demand holders' registration statements, subject to various priorities, limitations and exceptions. In addition, these and other shareholders holding an aggregate of approximately 62.6 million shares are entitled to piggyback registration rights. In all cases, Blackstone and Wasserstein have priority rights of inclusion. We are generally obligated to pay the expenses of registration and we have indemnified the holders for liability associated with the registration statements on customary terms. The registration rights agreements prohibit these shareholders from selling or transferring their shares for a period of not less than 120 days following this offering, at the request of the underwriters. The registration rights agreements do not prohibit Blackstone and Wasserstein from distributing the shares held by them to their investors free of this lock-up so long as an investor owns less than 1% of our outstanding shares. Wasserstein has indicated that it may effect such distribution prior to or following this offering.

     Products is also a party to a preferred stock registration and other rights agreement with Textron concerning registration and other rights which Products has granted to Textron with respect to the preferred stock consideration received by Textron in connection with the TAC-Trim acquisition.

          DESCRIPTION OF OUR INDEBTEDNESS AND PRODUCTS PREFERRED STOCK


SENIOR SECURED CREDIT FACILITIES

 General


     In connection with the TAC-Trim acquisition, Products and our Canadian Subsidiaries entered into new senior secured credit facilities (the "new senior credit facilities") with JPMorgan Chase Bank ("JPMorgan Chase Bank"), as administrative agent and collateral agent, JPMorgan Bank Canada, as Canadian administrative agent and collateral agent ("Chase Canada"), Credit Suisse First Boston ("CSFB"), as syndication agent, Deutsche Bank Trust Company Americas ("DBTCA"), Merrill Lynch Capital Corporation ("Merrill," together with JPMorgan Chase Bank, Chase Canada, CSFB and DBTCA, the "agents"), as co-documentation agents and the other lenders party thereto. The following information does not reflect the discussion under "Use of Proceeds" herein.

     The new senior credit facilities consist of a senior secured revolving credit facility and two senior secured term loan facilities. The revolving credit facility is comprised of revolving loans in a total principal amount not to exceed $175.0 million at any one time outstanding, of which approximately $75.0 million is available to our Canadian subsidiaries. The tranche A facility is comprised of term loans in a total principal amount of $100.0 million. The tranche B facility is comprised of term loans in a total principal amount of $300.0 million.


     The revolving credit facility, the tranche A facility and the tranche B facility each will mature on December 31, 2005.

 Security and Guarantees

     Products' borrowings under the new senior credit facilities is secured by all the assets of C&A and Products and certain subsidiaries of each, including but not limited to:

    o a first priority pledge of all of the capital stock (held by C&A, Products or any domestic subsidiary of Products) of Products and each existing and subsequently acquired or organized subsidiary of Products, with limited exceptions for foreign subsidiaries; and


    o a perfected first-priority security interest in substantially all tangible and intangible assets of C&A, Products and each existing or subsequently acquired or organized domestic subsidiary (other than the receivables subsidiary (referred to below under the heading "Receivables Purchase Facility") and insurance subsidiaries) of Products, with limited exceptions.

     Products' obligations under the new senior credit facilities are unconditionally and irrevocably guaranteed jointly and severally by C&A and each of our existing and subsequently acquired or organized domestic subsidiaries, other than our receivables subsidiary.


 Interest Rates and Fees

     Borrowings bear interest, at our option, at either (a) adjusted LIBOR plus a 3.75% margin in the case of the revolving credit and tranche A facilities and 4.00% margin in the case of the tranche B facilities, in all cases subject to a minimum LIBOR of 3.00% or (b) the highest of (i) JPMorgan Chase Bank's prime rate, (ii) the federal funds effective rate plus 1/2 of 1.00% and (iii) the base CD rate plus 1.0%.

     The new senior credit facilities provide for the payment to the lenders of a commitment fee on any unused commitments under the revolving credit facility equal to 1% per annum payable quarterly in arrears. After an initial period of about six months, this commitment fee (with respect to the revolving credit facility) and the interest rates with respect to the revolving credit facility and the tranche A facility will be subject to adjustment subject to our attaining certain performance targets.

 Mandatory Prepayments

     The new senior credit facilities require us to prepay outstanding term loans with 75% (subject to step-downs based upon our attaining certain performance targets) of excess cash flow, 100% of the net proceeds of asset dispositions (subject to certain exceptions) and 100% of proceeds of the net proceeds of debt issuances, other than certain permitted debt.

 Voluntary Prepayments

     The new senior credit facilities provide for voluntary prepayments of term loans and voluntary reductions of the unutilized portion of the commitments under the revolving credit facility, without penalty (except as set forth below), subject to certain conditions and restrictions.

 Prepayment Premium

     The new senior credit facilities require us to pay a prepayment premium on mandatory and certain voluntary prepayments of the tranche B facility made within the first three years after the closing date. The prepayment premium is 3% of the amount prepaid during the first year after the closing date, 2% of the amount prepaid during the second year after the closing date, and 1% of the amount prepaid during the third year after the closing date.

 Covenants


     Our new senior credit facilities require that we meet certain financial tests, including, without limitation, the following tests: a maximum leverage ratio, a minimum interest coverage ratio and certain prescribed limitations on capital expenditures. Our new senior credit facilities contain customary covenants and restrictions, including, among others, limitations or prohibitions on declaring dividends and other distributions, redeeming and repurchasing our capital stock, prepaying, redeeming and repurchasing our other indebtedness, loans and investments, additional indebtedness, liens, sale-leaseback transactions, preferred stock, capital expenditures, recapitalizations, mergers, acquisitions and asset sales and transactions with affiliates.


 Events of Default

     Our new senior credit facilities specify certain customary events of default, including, among others:

    o nonpayment of principal or interest by us,

    o our breach of the affirmative or negative covenants,

    o our material breach of the representations and warranties,

    o cross-default and cross-acceleration to our other indebtedness (including to the receivables facility),

    o our bankruptcy or insolvency,

    o material judgments entered against us,

    o certain ERISA violations by us,

    o actual or asserted invalidity of security documents or guarantees associated with the new senior credit facilities, and

    o a change in control.


RECEIVABLES PURCHASE FACILITY

     In connection with the TAC-Trim acquisition, we entered into an agreement to sell, on an ongoing basis, the trade accounts receivable of certain business operations to a bankruptcy-remote, special purpose subsidiary, wholly owned by us. The receivables subsidiary will, subject to certain conditions, from time to time, sell an undivided fractional ownership interest in a pool of domestic and certain Canadian receivables, up to $250 million, to various multi-seller commercial paper conduits supported by a committed liquidity facility. Upon sale to the conduit, the receivables subsidiary will hold a subordinated retained interest in the receivables. Under the terms of the agreement, new receivables are added to the pool as collections reduce previously sold receivables. We expect to service, administer and collect the receivables on behalf of the receivables subsidiary and the conduit. The proceeds of sale will be less than the face amount of accounts receivable sold by an amount that approximates the purchaser's financing costs. The term of the receivables facility will initially be 364 days, and may be extended for additional 364-day periods with the agreement of all parties.

11 1/2% SENIOR SUBORDINATED NOTES DUE 2006

     As discussed above under the heading "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources -- 11 1/2% Senior Subordinated Notes due 2006," Products has outstanding $400.0 million in 11 1/2% Senior Subordinated Notes due 2006.

     The Products senior subordinated notes are general unsecured obligations subordinated in right of payment to all of the existing and future senior indebtedness of C&A and each of our existing wholly owned domestic subsidiaries (other than our receivables, insurance and charitable subsidiaries), including the Products senior notes described below and the senior credit facilities described above and are guaranteed on a senior subordinated basis by each of the same subsidiaries that guarantee the senior notes and the senior credit facilities. The indenture governing the Products senior subordinated notes contains a change of control provision and covenants substantially similar to those that govern the Products senior notes.


10 3/4% SENIOR NOTES DUE 2011


     As discussed above under the heading "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources -- 10 3/4% Senior Notes due 2011," Products also has outstanding $500.0 million in 10 3/4% Senior Notes due December 31, 2011. Interest on the Products senior notes accrues from December 20, 2001 at the rate of 10 3/4% per year. Interest on the Products senior notes is payable semi-annually in arrears on each June 30 and December 31, commencing on June 30, 2002. We may redeem some or all of the Products senior notes at any time on or after December 31, 2006, at a redemption price equal to 100% of the principal amount plus a premium declining ratably to par, plus accrued and unpaid interest, if any. In addition, prior to December 31, 2004, we may redeem up to 35% of the aggregate principal amount of the Products senior notes with the proceeds of certain equity offerings at a redemption price equal to 110.75% of the principal amount of the Products senior notes, plus accrued and unpaid interest, if any.


     The Products senior notes are general unsecured obligations and rank equally with all existing and future senior debt of C&A and each of our existing wholly owned domestic subsidiaries (other than our receivables, insurance and charitable subsidiaries) and senior in right of payment to all of those subsidiaries' existing and future subordinated indebtedness. Future domestic subsidiaries may also be required to guarantee the Products senior notes.


     Pursuant to the indenture governing the Products senior notes, if we experience a change of control, we may be required to offer to purchase the Products senior notes at a purchase price equal to 101% of the principal amount, plus accrued and unpaid interest, if any. We might not be able to pay the required price for Products senior notes presented to us at the time of a change of control because our new senior credit facilities or other indebtedness may prohibit payment or we might not have enough funds at that time. The indenture governing the Products senior notes contains covenants that limit the ability of Products and the ability of our restricted subsidiaries to, among other things:


    o incur or guarantee additional indebtedness;

    o pay dividends or make other distributions or repurchase or redeem our stock;

    o make investments;

    o sell assets;

    o create liens;


    o enter into agreements restricting our restricted subsidiaries' ability to pay dividends or make other distributions;


    o enter into transactions with affiliates; and

    o consolidate, merge or sell all or substantially all of our assets.

MANDATORILY REDEEMABLE PREFERRED STOCK OF PRODUCTS


     As part of the consideration payable to Textron in the TAC-Trim acquisition, Products issued to Textron 182,700 shares of its Series A1 Redeemable Preferred Stock, 123,700 shares of its Series B1 Redeemable Preferred Stock and 20,000 shares of its Series C1 Redeemable Preferred Stock. In addition, if our debt instruments so require, we may issue additional shares of a new series of redeemable preferred stock to satisfy any obligation to make an earn-out payment based upon our performance for the five year period ended December 31, 2006. Its terms will be identical to the series B preferred stock, other than that Products will be required to mandatorily redeem such preferred stock at its liquidation preference, with accrued and unpaid dividends, at such time as, and to the extent that, Products is permitted to do so under material debt instruments. In connection with an exchange offer referred to below under "-- Registration and Other Rights," Products may exchange its Series A1 Redeemable Preferred Stock, Series B1 Redeemable Preferred Stock and Series C1 Redeemable Preferred Stock for its Series A2 Redeemable Preferred Stock, Series B2 Redeemable Preferred Stock and Series C2 Redeemable Preferred Stock, respectively, in each case having identical rights and preferences to the predecessor series. We refer to Series A1 and Series A2 Redeemable Preferred Stock together as "Series A Preferred Stock," Series B1 and Series B2 Redeemable Preferred Stock together as "Series B Preferred Stock" and Series C1 and Series C2 Redeemable Preferred Stock together as "Series C Preferred Stock," and we refer to all of the foregoing series of preferred stock collectively as "Preferred Stock." As discussed below under "-- Optional and Mandatory Redemption; Exchange of Series C Preferred Stock," "-- Registration and Other Rights" and "-- Liquidity Provisions Relating to the Textron Shares," Products may issue additional shares of Preferred Stock from time to time in accordance with the provisions of the certificate of designation. The above information does not reflect our intended use of proceeds from this offering.

     Dividends. Holders of Preferred Stock are entitled to receive dividends accruing on the liquidation preference thereof at a rate of 11% per annum, in respect of dividend periods ending on or prior to July 1, 2003, and 15% per annum, in respect of dividend periods ending after July 1, 2003, in the case of the Series A Preferred Stock, 12% per annum, in respect of dividend periods ending on or prior to July 1, 2003, and 16% per annum, in respect of dividend periods ending after July 1, 2003, in the case of the Series B Preferred Stock, 12% per annum, in respect of dividend periods ending on or prior to July 1, 2003, and 16% per annum, in respect of dividend periods ending after July 1, 2003, in the case of the Series C Preferred Stock, in each case payable quarterly in arrears, commencing on April 1, 2002 and accumulating from the date of issuance. Products may, at its option, elect to accrue up to an amount equivalent to 7% per annum of the liquidation value on the Series A Preferred Stock, an amount equivalent to 8% per annum of the liquidation value on the Series B Preferred Stock and an amount equivalent to 8% per annum of the liquidation value on the Series C Preferred Stock in lieu of cash payment of such dividends and, in each case, any accrued dividends will be added to the liquidation preference of the applicable series of Preferred Stock. Under certain circumstances, Products may, at its option, at all times through and including January 1, 2004 accrue up to the full amount of all dividends on the Preferred Stock in lieu of cash payment of such dividends and, in each case, any accrued dividends will be added to the liquidation preference of the applicable series of Preferred Stock.


     Liquidation Preference. Upon any voluntary or involuntary liquidation, dissolution or winding-up of Products, holders of the Preferred Stock will be entitled to be paid out of the assets of Products available for distribution to stockholders in the amount of $1,000 per share plus the aggregate amount of accrued dividends prior to any distribution to any holders of equity securities which rank junior to the Preferred Stock. In addition, upon any voluntary or involuntary liquidation, dissolution or winding-up of Products, the holders of Series C Preferred Stock will be entitled to a participation in distributions to Products' common equity tied to any appreciation in the value of Products' common equity subsequent the issuance date, not to exceed an aggregate of $2 million for all Series C Preferred Stock outstanding.


     Because C&A has only a common equity interest in Products, all obligations in respect of the Preferred Stock must be satisfied prior to the distribution to C&A of any amounts upon any voluntary or involuntary liquidation, dissolution or winding up of Products.


     Ranking. Upon issuance, the Preferred Stock will rank senior to all classes of Products' capital stock with respect to dividend and liquidation rights. Subject to certain conditions, the Preferred Stock will rank on a parity with any class of Products' capital stock established after the issuance date of the Preferred Stock, the terms of which expressly provide that such class or series ranks on a parity with the Preferred Stock, and junior to any class of Products' capital stock established after the issuance date of the Preferred Stock, the terms of which expressly provide that such class or series ranks senior to the Preferred Stock.


     Optional and Mandatory Redemption; Exchange of Series C Preferred
Stock. Products is required to redeem all of the Series A and Series B Preferred Stock outstanding on January 1, 2013 at a redemption price equal to 100% of the liquidation preference thereof, plus accrued and unpaid dividends to the date of redemption. Products is also required to redeem all of the Series C Preferred Stock outstanding on February 1, 2022 at a redemption price equal to 100% of the liquidation preference thereof, plus accrued and unpaid dividends to the date of redemption, plus the common equity participation described under "--Liquidation Preference".

     The Series A and Series B Preferred Stock are redeemable, at Products' option, in whole or in part, at any time on or after January 1 of the years set forth below, at the redemption prices set forth below (stated as a percentage of liquidation preference), plus, without duplication, accumulated and unpaid dividends to the date of redemption.





                                             REDEMPTION PRICE
                                   ------------------------------------
                                        SERIES A           SERIES B
YEAR                                PREFERRED STOCK     PREFERRED STOCK
--------------------------------   -----------------   ----------------
   2007 ........................         107.500%           108.000%
   2008 ........................         105.000%           105.333%
   2009 ........................         102.500%           102.667%
   2010 and thereafter .........         100.000%           100.000%

     The Series C Preferred Stock is not optionally redeemable.


     At Products' option or at the option of the holders of a majority of the outstanding shares of Series C Preferred Stock, the Series C Preferred Stock is exchangeable for Series B Preferred Stock at any time following January 1, 2003 and prior to January 1, 2004. The rate of exchange will equal the liquidation preference of the Series C Preferred Stock, plus accrued and unpaid dividends thereon, plus common equity participation with respect thereto, divided by the liquidation preference of the Series B Preferred Stock, plus accrued and unpaid dividends thereon.

     Change of Control Offer. If Products experiences a change of control (as defined in the certificate of designation), Products must give holders of the Preferred Stock the opportunity to sell to Products their Preferred Stock at 100% of the liquidation preference thereof, plus accrued and unpaid dividends to the date of redemption, plus, in the case of the Series C Preferred Stock, common equity participation. No such redemption may be effected until Products has performed all of its obligations arising upon a change of control under any of its debt instruments. Products will not consummate a transaction resulting in a change of control unless at the time of or prior to the change of control, Products shall have entered into an arrangement which permits the timely redemption of the Preferred Stock.


     Asset Sale Proceeds. If Products disposes of any assets it may either reinvest the net cash proceeds therefrom in its business or repay outstanding indebtedness. Any proceeds not so applied will be applied by Products towards dividends in arrears on the Preferred Stock or an offer to purchase Preferred Stock at a redemption price equal to 100% of the liquidation preference thereof, plus accrued and unpaid dividends, plus, in the case of the Series C Preferred Stock, common equity participation.

     Certain Restrictive Provisions. The provisions of the certificate of designation will limit Products' and its restricted subsidiaries' ability to incur more debt; pay dividends and make distributions; repurchase stock; make investments; merge or consolidate; transfer assets; enter into transactions with affiliates; issue stock of subsidiaries; and amend or modify the certificate of designation. These covenants are subject to a number of important exceptions.


     Liquidity Provisions Relating to the Textron Shares. The provisions described in this paragraph apply solely to the holders of Series A Preferred Stock that constitute Textron Shares (as defined below).

In the event that either (I) both (A) Products and its restricted subsidiaries on a consolidated basis meet or exceed certain financial criteria based on interest coverage, adjusted to exclude the effect of certain acquisitions, at any time and (B) no Par Offer (as defined below) has been properly made on or before the next succeeding dividend payment date and all Textron Shares purchased pursuant thereto or (II) both (A) Products' 10 3/4% Senior Notes due 2011 are repaid at or within 180 days their final stated maturity and (B) no Par Offer has been properly made on or before such final repayment, the dividend rate applicable solely to Textron Shares will increase by 1.00% per annum for the next full dividend period and by an additional 0.50% per annum for each dividend period thereafter; provided that (1) the dividend rate applicable to Textron Shares in effect at any time shall not exceed 20% per annum and (2) the dividend rate will return to the dividend rate otherwise applicable once a Par Offer has been properly made and all Textron Shares validly tendered have been purchased pursuant thereto. During any period when an increased dividend rate in respect of Textron Shares shall be in effect, Products and its restricted subsidiaries will be subject to additional restrictions on their ability to incur additional indebtedness.

     While the Textron Shares remain outstanding, Products will not redeem more than $25 million aggregate principal amount of its Existing Notes prior to their final stated maturity unless prior to or concurrently therewith, a Par Offer shall have been made.


     A "Par Offer" is an offer to purchase for cash any Textron Shares at a purchase price per share equal to the liquidation preference thereof plus accrued and unpaid dividends to the date of purchase.

     "Textron Shares" means all shares of Series A Preferred Stock held beneficially and of record solely by Textron and/or its subsidiaries to the extent solely and continuously beneficially owned since the issuance date.

     Upon transfer to any person other than Textron or its subsidiaries, Textron Shares shall cease to be entitled to any of the benefits described above. If Textron shares are transferred with cash dividends in arrears arising from the provisions described above, such cash dividends in arrears shall cease to exist upon transfer, and in lieu thereof, Products will issue to the transferee additional shares of Series A Preferred Stock having an aggregate liquidation preference plus accrued and unpaid dividends equal to the amount of cash dividends in arrears that shall have ceased to exist.


     Voting Rights. Holders of the Preferred Stock are entitled to vote on matters required or permitted to be voted upon by Products' common stockholders, but the amount of such vote is limited to 2% of the outstanding voting rights of all such voting stock in the aggregate. Preferred stockholders will also be entitled to vote upon certain matters relating to the Preferred Stock and as otherwise required under the laws of the State of Delaware and as set forth below. If certain events occur, the holders of the majority of the then outstanding affected series of Preferred Stock will be entitled to elect two members of Products' Board of Directors, but in no event will such holders be entitled to elect more than two members. Such events include if, after January 1, 2003, there are any cash dividends in arrears which have been unpaid for any two consecutive quarterly dividend periods; Products fails to redeem Preferred Stock as required by the certificate of designation; Products fails to purchase Textron Shares tendered in a Par Offer; certain breaches of the certificate of designation occur; or certain bankruptcy or insolvency events or debt accelerations occur.

     Exchange of Preferred Stock for Subordinated Notes. Each series of Preferred Stock is exchangeable on any dividend payment date, solely at Products' option, for Products' subordinated exchange notes if there are no cash dividends in arrears at the time of the exchange. For so long as Textron and its subsidiaries are the holders of at least a majority of the aggregate liquidation preference of any of the Preferred Stock, we must obtain the written consent of Textron prior to initiating the exchange. The exchange rate shall be $1.00 principal amount of exchange notes for each $1.00 of the aggregate liquidation preference of Preferred Stock.


     Registration and Other Rights. Pursuant to a preferred stock registration and other rights agreement, Products has agreed to provide marketing assistance to Textron in connection with underwritten resales of Preferred Stock. Such marketing assistance may occur up to a maximum of three times; provided that Products will not be required to provide such assistance more than once in any 270-day period.

     In connection with Products' resale assistance, Textron may require Products to provide purchasers of Preferred Stock with customary exchange offer style registration rights to have their Preferred Stock registered under the Securities Act. Under certain circumstances, Products may also be required to register such purchasers' Preferred Stock for resale pursuant to a shelf registration statement. In addition, under certain circumstances, Textron may require Products to register its Preferred Stock for resale pursuant to a shelf registration statement.


     If Products fails to comply with certain provisions in the preferred stock registration and other rights agreement relating to marketing assistance, filing exchange offer registration statements or shelf registration statements, or achieving effectiveness of such exchange offer registration statements or shelf registration statements, Products may be required to pay liquidated damages to the affected holders in the event of such noncompliance, up to a maximum of 2.00% per annum of the aggregate liquidation preference. Any such liquidated damages may be paid by Products, at its option, in cash or in kind by issuing additional shares of Preferred Stock of the affected series having an aggregate liquidation preference, accrued and unpaid dividends and, in the case of the Series C Preferred Stock, common equity participation equal to the amount of liquidated damages payable. Liquidated damages will cease to accrue and be payable upon Products compliance with the applicable provisions of the preferred stock registration and other rights agreement or (except in the case of a failure relating to marketing assistance) upon the affected shares of Preferred Stock becoming transferable without restriction under the Securities Act.

                        DESCRIPTION OF C&A CAPITAL STOCK


     The authorized capital stock of C&A consists of 300,000,000 shares of common stock, par value $0.01 per share, and 16,000,000 shares of preferred stock, par value $0.01 per share. As of May 16, 2002, there were 67,198,852 shares of common stock outstanding (after giving effect to our announced one-for-2.5 reverse stock split) and no shares of preferred stock outstanding.



DESCRIPTION OF C&A COMMON STOCK


     Subject to the rights of holders of preferred stock then outstanding, holders of C&A common stock are entitled to receive such dividends as may from time to time be declared by the Board of Directors. Holders of C&A common stock are entitled to one vote per share on all matters on which the holders of C&A common stock are entitled to vote. Because holders of C&A common stock do not have cumulative voting rights, the holders of the majority of the shares of C&A common stock represented at a meeting can select all the directors. In the event of liquidation, dissolution or winding up of C&A, holders of C&A common stock would be entitled to share ratably in all assets of C&A available for distribution to the holders of C&A common stock.

     Upon full payment of the purchase price therefor, shares of C&A common stock will not be liable to further calls or assessments by C&A. There are no preemptive rights for C&A common stock in the restated certificate of incorporation.

     The transfer agent and registrar for C&A common stock is First Union National Bank of North Carolina.



ANTI-TAKEOVER PROVISIONS


     The amended and restated certificate of incorporation and the bylaws of C&A contain certain provisions that may delay, defer or prevent a change in control of C&A and make removal of management more difficult. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the Board of Directors and in the policies formulated by the Board of Directors and to discourage certain types of transactions which may involve an actual or threatened change of control of C&A. The provisions are designed to reduce the vulnerability of C&A to an unsolicited proposal for a takeover of C&A that does not contemplate the acquisition of all its outstanding shares or an unsolicited proposal for the restructuring or sale of all or part of C&A. The provisions also are intended to discourage certain tactics that may be used in proxy fights. Set forth below is a description of such provisions in the restated certificate of incorporation and the bylaws.

     Pursuant to the amended and restated certificate of incorporation, the Board of Directors is divided into three classes serving staggered three-year terms. This provision may only by amended or repealed by vote of 80% or more of the outstanding voting stock. Directors can be removed from office only for cause and only by the affirmative vote of the holders of a majority of the combined voting power of the then outstanding shares of voting stock, voting together as a single class. Vacancies on the Board of Directors and newly created directorships may be filled only by the remaining directors and not by the stockholders.

     The amended and restated certificate of incorporation provides that the number of directors will be fixed by, or in the manner provided in, the bylaws. The bylaws provide that the whole Board of Directors will consist of such number of members as fixed from time to time by the Board of Directors. Accordingly, the Board of Directors, and not the stockholders, has the authority to determine the number of directors and (to the extent such action is consistent with its fiduciary duties) could delay any stockholder from obtaining majority representation on the board by enlarging the Board of Directors and filling the new vacancies with its own nominees until the next stockholder election.

     The bylaws establish an advance notice procedure with regard to the nomination, other than by or at the direction of the Board of Directors or a committee thereof, of candidates for election as directors and with regard to certain matters to be brought before an annual meeting of stockholders of C&A. In general, notice as to any such stockholder nomination or other proposal must be received by C&A with respect to annual meetings not less than 90 nor more than 120 days prior to the anniversary of the immediately preceding annual meeting and must contain certain specified information concerning the person to be nominated or the matters to be brought before the meeting and concerning the stockholder submitting the proposal.


     If at any time the parties (other than C&A) to the stockholders agreement contemplated by that certain share purchase agreement, dated as of January 12, 2001, to which C&A is a party (as such stockholders agreement may be amended, amended and restated, or otherwise modified or replaced) beneficially own in the aggregate less than 25% of the outstanding capital stock of C&A, then on and after such date, any action required or permitted to be taken by the stockholders of C&A may be effected only at a duly called annual or special meeting of such stockholders and may not be effected by consent in writing by such stockholders.

     Special meetings of the stockholders may be called only by the Chairman or one of the co-chairmen of the Board of Directors or a majority of the entire Board of Directors, and the business transacted at any special meeting will be confined to the matters specified in the notice of meeting.

     The foregoing provisions, together with the ability of the Board of Directors to issue C&A preferred stock without further stockholder action, could delay or frustrate the removal of incumbent directors or the assumption of control by the holder of a large block of C&A's common stock even if such removal or assumption would be beneficial, in the short term, to stockholders of C&A. The provisions could also discourage or make more difficult a merger, tender offer or proxy contest even if such event would be favorable to the interests of stockholders.


     The amended and restated certificate of incorporation also contains a provision which provides that a Business Combination (as hereinafter defined) shall require the affirmative vote of the holders of 662/3% or more of the combined voting power of the then outstanding shares of voting stock of C&A, voting together as a single class.

     A "Business Combination" is

   (1) any merger or consolidation of C&A (whether or not C&A is the surviving corporation);

   (2) any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of related transactions) of all or substantially all the assets of C&A;

   (3) the adoption of any plan or proposal for the liquidation, dissolution, spinoff, splitup, splitoff, or winding up of the affairs of C&A (whether voluntary or involuntary); or

   (4) any agreement, contract or other arrangement providing for any of the transactions described in this definition of Business Combination.


SECTION 203 OF DELAWARE GENERAL CORPORATE LAW

     Section 203 of Delaware General Corporate Law ("DGCL") prevents an "interested stockholder" (defined in Section 203, generally, as a person owning 15% or more of a corporation's outstanding voting stock), from engaging in a "business combination" (as defined in Section 203) with a publicly held Delaware corporation for three years following the date such person became an interested stockholder unless (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (ii) upon consummation of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding stock held by directors who are also officers of the corporation and by employee stock plans that do not provide employees with the rights to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or (iii) following the transaction in which such person became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of two-thirds of the outstanding voting stock of the corporation not owned by the interested stockholder.

DIRECTORS' LIABILITY AND INDEMNIFICATION


     C&A's amended and restated certificate of incorporation contains a provision which eliminates the personal liability of C&A's directors for monetary damages resulting from breaches of their fiduciary duty to the fullest extent permitted by the DGCL. Under the DGCL, C&A may not eliminate directors' liability for breaches of the duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, violations under Section 174 of the DGCL or any transaction from which the director derived an improper personal benefit. This provision also has no effect on the ability of stockholders to seek equitable relief, such as an injunction, that may be available to redress a breach of fiduciary duty, even though such stockholders could not seek monetary damages from the directors for such breach. The bylaws contain provisions requiring, subject to certain procedures, the indemnification of C&A's directors and officers to the fullest extent permitted by Section 145 of the DGCL, including circumstances in which indemnification is otherwise discretionary, and provide for the mandatory advancement of litigation expenses incurred in defense of a claim upon the receipt by C&A of any undertaking required by law. C&A's Board of Directors is further authorized, in its discretion, to provide such rights to employees and agents of C&A. In addition, C&A may enter into indemnification agreements with its directors and executive officers that generally provide for similar rights to indemnification and advancement of expenses. Management believes that these provisions are necessary to attract and retain qualified persons as directors and officers.

                                 UNDERWRITING

     Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities Inc. are acting as joint book-running lead managers for this offering.

     Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities Inc., Credit Suisse First Boston Corporation, Deutsche Bank Securities, Inc., First Union Securities, Inc., Dresdner Kleinwort Wasserstein -- Grantchester, Inc. and Fahnestock & Co. Inc. are acting as representatives of the underwriters named below. Subject to the terms and conditions described in the underwriting agreement between us and the underwriters, we have agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from us, the number of shares listed opposite their names below.






                                                                           NUMBER
UNDERWRITER                                                              OF SHARES
---------------------------------------------------------------------   -----------
       Merrill Lynch, Pierce, Fenner & Smith
         Incorporated .................................    ..........
       J.P. Morgan Securities Inc . .................................
       Credit Suisse First Boston Corporation .......................
       Deutsche Bank Securities, Inc. ...............................
       First Union Securities, Inc. .................................
       Dresdner Kleinwort Wasserstein -- Grantchester, Inc. .........
       Fahnestock & Co. Inc. ........................................
                                                                        ----------
    Total ...........................................................   20,000,000
                                                                        ==========



     The underwriters have agreed to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. No underwriter is obligated to take any shares allocated to a defaulting underwriter except under limited circumstances.

     We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

     The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer's certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.


COMMISSIONS AND DISCOUNTS

     The representatives have advised us that the underwriters propose initially to offer the shares to the public at the initial public offering price on the cover page of this prospectus supplement and to dealers at that price less a concession not in excess of $ per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $ per share to other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

     The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their over-allotment options.






                                                 PER SHARE      WITHOUT OPTION     WITH OPTION
                                               -------------   ----------------   ------------
Public offering price ......................   $                  $               $
Underwriting discount ......................   $                  $               $
Proceeds, before expenses, to C&A ..........   $                  $               $



     The expenses of the offering, not including the underwriting discount, are estimated at $2.0 million and are payable by us.

OVER-ALLOTMENT OPTION

     We have granted options to the underwriters to purchase up to 3,000,000 additional shares at the public offering price less the underwriting discount. The underwriters may exercise these options for 30 days from the date of this prospectus supplement solely to cover any over-allotments. If the underwriters exercise these options, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter's initial amount reflected in the above table.


NO SALES OF SIMILAR SECURITIES

     We and our executive officers, directors and certain stockholders have agreed, with limited exceptions, not to sell or transfer any common stock for 120 days after the date of this prospectus supplement without first obtaining the written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities Inc. Specifically, we and these other individuals have agreed not to directly or indirectly

    o offer, pledge, announce the intention to sell, sell or contract to sell any common stock;

    o sell any option or contract to purchase any common stock;

    o purchase any option or contract to sell any common stock;

    o grant any option, right or warrant to purchase any common stock;

    o transfer or dispose of any common stock;

    o request or demand that we file a registration statement related to the common stock; or

    o enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

     This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

     In addition, two of our former affiliates that hold approximately 9,267,000 shares of common stock have contractually agreed in registration rights agreements with us not to sell or transfer these shares for a minimum of 120 days following specified transactions, including this offering, and we have agreed with the underwriters not to amend or waive these transfer restrictions during such 120-day period. The lock-up provisions contained in the registration rights agreements are substantially similar to those described above. These former affiliates are investment funds and the registration rights agreements do not prohibit them from distributing the shares held by them to their investors free of these transfer restrictions so long as an investor owns less than 1% of our outstanding shares. One of these funds has indicated that it may do so prior to or following the offering.


NEW YORK STOCK EXCHANGE LISTING

     The shares are listed on the New York Stock Exchange under the symbol
"CKC."


PRICE STABILIZATION AND SHORT POSITIONS

     Until the distribution of the shares is completed, SEC rules may limit the underwriters from bidding for and purchasing C&A common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

     If the underwriters create a short position in the common stock in connection with the offering, i.e., if they sell more shares than are listed on the cover of this prospectus supplement, the representatives may reduce that short position by purchasing shares in the open market. The representatives may also elect to reduce any short position by exercising all or part of the over-allotment option described above. Purchases of the common stock to stabilize its price or to reduce a short position may cause the price of the common stock to be higher than it might be in the absence of such purchases.

     Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters makes any representation that the representatives or the lead managers will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.


OTHER RELATIONSHIPS

     Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us and our affiliates, including Heartland and its portfolio companies. They have received customary fees and commissions for these transactions.

     Each of the representatives is an affiliate of a financial institution that is a lender under our senior credit facilities. In addition, J.P. Morgan Chase Bank, an affiliate of J.P. Morgan Securities Inc., is the administrative agent and a lender under our senior credit facilities and the liquidity facility for our receivables facility.

     In addition, ML IBK Positions, Inc., an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated, owns 400,000 shares of our common stock that it acquired as part of the financing for the TAC-Trim acquisition. Affiliates of certain underwriters are limited partners of one or all of Heartland Industrial Partners, L.P., Blackstone Capital Partners L.P. and Wasserstein Perella Partners, L.P.


INTERNET DISTRIBUTION

     One or more of the underwriters may facilitate the marketing of this offering online directly or through one of its affiliates. In those cases, prospective investors may view offering terms and a prospectus supplement online and, depending upon the particular underwriter, place orders online or through their financial advisors.

     First Union Securities, Inc., a subsidiary of Wachovia Corporation, conducts its investment banking, institutional, and capital markets businesses under the trade name of Wachovia Securities. Any references to "Wachovia Securities" in this prospectus supplement, however, do not include Wachovia Securities, Inc., a separate broker-dealer subsidiary of Wachovia Corporation and sister affiliate of First Union Securities, Inc. which may or may not be participating as a separate selling dealer in the distribution of the common stock.



                                 LEGAL MATTERS


     The legality of the shares of common stock will be passed upon for us by Cahill Gordon & Reindel, New York, New York. Certain legal matters with respect to the common stock will be passed upon for the underwriters by Cravath, Swaine & Moore.



                                    EXPERTS

     The consolidated financial statements of Collins & Aikman for the year ended December 31, 2001, incorporated in this prospectus supplement by reference to the Annual Report on Form 10-K for the year ended December 31, 2001 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.


     The consolidated financial statements of Collins & Aikman for the years ended December 31, 2000 and December 25, 1999, included in the Annual Report on Form 10-K for the year ended December 31, 2001 and incorporated by reference into this prospectus supplement, to the extent and for the periods indicated in their report, have been audited by Arthur Andersen LLP, independent public accountants, and are included herein in reliance upon the authority of said firm as experts in giving said report. Arthur

Andersen LLP has initially consented to the incorporation by reference of their report in this prospectus supplement, but they are not expected to be in a position to do so for our final filing of this prospectus supplement and we expect to dispense with the requirement to file their consent in reliance upon Rule 437a of the Securities Act. Because Arthur Andersen LLP will not have consented to the incorporation by reference of their report in this prospectus supplement, you will not be able to recover against Arthur Andersen LLP under
Section 11 of the Securities Act for any untrue statements of a material fact contained in the financial statements audited by Arthur Andersen LLP or any omissions to state a material fact required to be stated therein.



     The combined financial statements of TAC-Trim included in the Current Report on Form 8-K filed on January 4, 2002 (as amended on January 14, 2002) and incorporated by reference into this prospectus supplement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in auditing and accounting, to the extent and for the periods indicated in their report with respect to such financial statements.


     The combined financial statements of Becker, included in the Current Report on Form 8-K filed on April 17, 2001 and incorporated by reference into this prospectus supplement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in auditing and accounting, to the extent and for the periods indicated in their report with respect to such financial statements.



     The combined financial statements of Joan, included in the Current Report on Form 8-K filed on October 10, 2001 incorporated by reference into this prospectus supplement have been audited by KPMG LLP, independent auditors, given on the authority of said firm as experts in auditing and accounting, to the extent and for the periods indicated in their report with respect to such financial statements.

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                                20,000,000 SHARES




                             [COLLINS & AIKMAN LOGO]





                                  COMMON STOCK



                        ------------------------------
                             PROSPECTUS SUPPLEMENT
                        ------------------------------


                               MERRILL LYNCH & CO.


                                    JPMORGAN


                           CREDIT SUISSE FIRST BOSTON


                            DEUTSCHE BANK SECURITIES


                               WACHOVIA SECURITIES


                         DRESDNER KLEINWORT WASSERSTEIN


                              FAHNESTOCK & CO. INC.







                                         , 2002



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